

World Acceptance
Corporation

# ANNUAL
# REPORT

2026

# COMPANY PROFILE

**WORLD ACCEPTANCE CORPORATION ("World")**, which has continuously operated since 1962, is one of the largest small-loan consumer finance companies in the United States, helping over one million customers to unlock their "financial good" annually. World works with its customers to help improve financial wellness while meeting an immediate financial need, celebrating the hundreds of thousands of customers who are able to improve their credit each year. Headquartered in Greenville, South Carolina, World offers the strength and technology of a national financial institution with personalized assistance through its local neighborhood branch network of over 1,000 branches. World is proudly rooted in the communities it serves and sets itself apart as a true financial partner offering an ever-expanding menu of customer-focused services and a commitment to teamwork, community, and care.

World emphasizes quality service and the building of strong personal relationships with its customers. As a result, a substantial portion of World's new customers are from customer referrals. World's loans are generally under $5,300 (avg. $2,015) with maturities of less than 25 months (avg. 12 months).

As of July 8, 2026, World operates 1,009 offices in Alabama, Georgia, Idaho, Illinois, Indiana, Kentucky, Louisiana, Mississippi, Missouri, New Mexico, Oklahoma, South Carolina, Tennessee, Texas, Utah, and Wisconsin.



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# TABLE OF CONTENTS

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# TO OUR SHAREHOLDERS

(Dollars in thousands, except per share and statistical data)

| | As of and Years Ended March 31, | | |
| --- | --- | --- | --- |
| **Select Statement of Operations Data:** | **2026** | 2025 | Change (%) |
| Total revenues | **$585,167** | $564,171 | 3.7% |
| Net income | **34,586** | 89,243 | -61.3% |
| Diluted earnings per share | **6.88** | 16.21 | -57.6% |
| **Selected Balance Sheet Data:** | | | |
| Gross loans receivable | **$1,278,988** | $1,225,636 | 4.4% |
| Total assets | **1,054,121** | 1,008,488 | 4.5% |
| Total debt | **587,229** | 446,870 | 31.4% |
| Total shareholders' equity | **351,005** | 436,991 | -19.7% |
| **Selected Ratios:** | | | |
| Return on average assets (trailing 12 months) | **3.3%** | 8.5% | -61.2% |
| Return on average equity (trailing 12 months) | **9.0%** | 21.0% | -57.1% |
| Shareholders' equity to assets | **33.3%** | 43.3% | -23.1% |
| **Statistical Data:** | | | |
| Number of customers at period end | **704,030** | 686,771 | 2.5% |
| Number of loans made | **1,467,266** | 1,361,455 | 7.8% |
| Number of offices | **1,009** | 1,024 | -1.5% |

See our Consolidated Financial Statements and accompanying notes included herein.



Dear Fellow Shareholders,

World Acceptance has continuously operated since 1962, and fiscal year 2026 marked our 64th consecutive year of helping hardworking people meet an immediate need and take a step toward greater financial stability. It was a year of transition - above all in the way we manage the portfolio, as we completed our return to controlled, high-quality growth. Throughout the year, the constants that define our business held firm: a strong balance sheet, a disciplined credit culture, more than 1,000 neighborhood branches, and the dedicated team members who carry our mission of *unlocking financial good* to over 1,000,000 customers each year.

After several years of deliberately tightening underwriting to manage through an uncertain economy and elevated inflation - an approach that intentionally shrank outstanding balances from fiscal 2023 through fiscal 2025 - we reversed course in fiscal 2026 and relaunched a conservative growth plan characterized by a prudent widening of approvals for our strongest performing segments. By the close of fiscal 2026, gross loans outstanding had grown for three consecutive quarters on a year-over-year basis, reaching $1.28 billion, up 4.4% from the prior year, while credit quality continued to improve and delinquencies declined.

Highlights for fiscal year 2026 included:
- Total revenue of $585.2 million, an increase of 3.7%, with growing contributions from loan interest and fees, higher portfolio yields, and our tax preparation business;
- A return to portfolio growth, with gross loans outstanding up 4.4% year-over-year to $1.28 billion and three straight quarters of year-over-year loan growth to close the year;
- Improving credit performance, with lower delinquency rates than the prior year, even as the portfolio resumed growth;
- Continued momentum in tax preparation, where the number of returns prepared grew approximately 11% during the season;
- Repurchase of $132.4 million of common stock - roughly 16.5% of the shares outstanding at the beginning of the year - extending a three-decade record of returning capital to shareholders; and
- A well-capitalized balance sheet, with a debt-to-equity ratio of approximately 1.7 to 1 at the end of fiscal 2026, that will continue to fund both core lending and the return of capital.

Net income for the year was $34.6 million, or $6.88 per diluted share, compared with $89.2 million, or $16.21 per diluted share, in fiscal 2025. While the prior year benefitted from reserve releases related to portfolio contraction and other one-time items, this decline was largely a direct consequence of the very growth we set out to achieve. Under the current expected credit loss model, returning the portfolio to growth required us to record loss reserves up front, at origination, on the new and refinanced loans even though revenue for those loans is not recognized until later. We believe building the portfolio with high-quality originations is the right decision for the long-term value of the Company, even though it tempers current earnings. With the upfront costs of resuming growth largely absorbed in fiscal 2026, we enter fiscal 2027 positioned for the earnings benefit of a larger, seasoned portfolio.

Leadership
In April 2026, Chad Prashad stepped down as President and Chief Executive Officer and as a director to pursue other opportunities, and we thank him for his years of service to World. A search for a new CEO is ongoing, and the Board is confident in the management of our business by the Company's senior leadership team until a successor is named.

Looking Ahead
As we move through fiscal 2027, we remain committed to the priorities that have served us well this past year:
- Continuing measured, high-quality portfolio growth, with underwriting discipline and credit performance that protect the long-term health of the portfolio;
- Using our strong balance sheet to fund core operations and to return capital to shareholders through continued, opportunistic share repurchases;
- Expanding our non-installment offerings, including tax preparation and the continued testing of newer products, to deepen the value we provide each customer; and
- Investing in the kinds of technology, analytics, and people that let us serve customers overlooked by traditional banks while extending them a genuine pathway into mainstream credit.

At World Acceptance, our success is measured not only by financial results but also by the lives we touch. Every loan we make is more than a transaction - it is frequently a bridge to opportunity, stability, or a fresh start, and for many of our customers it is a first step toward financial inclusion. That work is carried out every day by our team members across more than 1,000 branches in 16 states, who bring empathy, professionalism, and integrity to a people-first culture that has been recognized year after year.

Our achievements in fiscal 2026 reflect the diligence of our employees, the loyalty of our customers, and the trust of you, our shareholders. Through a year of change, we remained steadfast in our mission of *unlocking financial good* while building long-term value. Thank you for your continued confidence and partnership.

Sincerely,

Ken R. Bramlett, Jr.
Chairman of the Board

*This letter contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Please refer to the risk factors and other disclosures contained in this Annual Report on Form 10-K. The Company undertakes no obligation to update any forward-looking statement.*

## Introduction

World Acceptance Corporation, a South Carolina corporation, operates a small-loan consumer finance (installment loan) business in sixteen states as of March 31, 2026. As used herein, the "Company," "we," "our," "us," or similar formulations include World Acceptance Corporation and each of its subsidiaries, except as the context otherwise requires. All references in this report to "fiscal 2027" are to the Company's fiscal year ending March 31, 2027; all references in this report to "fiscal 2026" are to the Company's fiscal year ended March 31, 2026; all references to "fiscal 2025" are to the Company's fiscal year ended March 31, 2025; all references to "fiscal 2024" are to the Company's fiscal year ended March 31, 2024; all references to "fiscal 2023" are to the Company's fiscal year ended March 31, 2023; all references to "fiscal 2021" are to the Company's fiscal year ended March 31, 2021; all references to "fiscal 2019" are to the Company's fiscal year ended March 31, 2019; and all references to "fiscal 2018" are to the Company's fiscal year ended March 31, 2018.

## PART I.

### Item 1.     Description of Business

*General.* The Company, which has continuously operated since July 1962, is one of the nation's largest small-loan consumer finance companies, offering short-term small installment loans, medium-term larger installment loans, related credit insurance and ancillary products and services to individuals. The Company offers traditional installment loans generally between $400 and $5,300, with the average loan origination being $2,015 in fiscal 2026. The Company operates 1,009 branches in Alabama, Georgia, Idaho, Illinois, Indiana, Kentucky, Louisiana, Mississippi, Missouri, New Mexico, Oklahoma, South Carolina, Texas, Tennessee, Utah, and Wisconsin as of March 31, 2026. The Company generally serves individuals with limited access to other sources of consumer credit such as banks, credit unions, other consumer finance businesses and credit card lenders. The Company also offers income tax return preparation services to its loan customers and other individuals.

The traditional installment loan industry is a highly fragmented segment of the consumer lending industry. Installment loan finance companies generally make loans to individuals of less than $2,000 with maturities of less than 18 months. These companies approve loans on the basis of the personal creditworthiness of their customers and maintain close contact with borrowers to encourage the repayment or, when appropriate to meet the borrower's needs, the refinancing of loans. By contrast, commercial banks, credit unions and some other consumer finance businesses typically make loans of more than $5,000 with maturities of greater than one year. Those financial institutions generally approve consumer loans on the security of qualifying personal property pledged as collateral or impose more stringent credit requirements than those of small-loan consumer finance companies. As a result of their higher credit standards and specific collateral requirements, commercial banks, credit unions and other consumer finance businesses typically charge lower interest rates and fees and experience lower delinquency and charge-off rates than small-loan consumer finance companies. Traditional installment loan companies generally charge higher interest rates and fees to compensate for the greater risk of delinquencies and charge-offs and increased loan administration and collection costs.

The majority of the participants in the industry are independent operators with generally less than 100 branches. We believe that competition between small-loan consumer finance companies occurs primarily on the basis of the strength of customer relationships, customer service and reputation in the local community. We believe that our relatively large size affords us a competitive advantage over smaller companies by increasing our access to, and reducing our cost of, capital.

Small-loan consumer finance companies are subject to extensive regulation, supervision, and licensing under various federal and state laws and regulations, as well as local ordinances. Consumer loan offices are licensed under state laws which, in many states, establish maximum loan amounts, interest rates, permissible fees and charges and other aspects of the operation of small-loan consumer finance companies. Furthermore, the industry is subject to numerous federal laws and regulations that affect lending operations. These federal laws require companies to provide complete disclosure of the terms of each loan to the borrower in accordance with specified standards prior to the consummation of the loan transaction. Federal laws also prohibit misleading advertising, protect against discriminatory lending practices and prohibit unfair, deceptive, and abusive credit practices.

*Branch Expansion and Consolidation.* As of March 31, 2026, the Company had 1,009 branches in 16 states, with over 100 branches located in each of Texas and Georgia. During fiscal 2026, the Company did not have any acquisitions and merged 15 branches into other existing branches due to their inability to generate sufficient returns or for efficiency reasons. In fiscal 2027, the Company may open or acquire new branches in its existing market areas or commence operations in new states where it believes demographic profiles and state regulations are attractive. The Company may merge other branches on a case-by-case basis based on profitability or other factors. The Company's ability to continue existing operations and expand its operations in existing or new states is dependent upon, among other things, laws and regulations that permit the Company to operate its business profitably and its ability to obtain necessary regulatory approvals and licenses. There can be no assurance that such laws and regulations will not change in ways that adversely affect the Company or that the Company will be able to obtain any such approvals or consents. See Part 1, Item 1A, "Risk Factors" for a further discussion of risks to our business and plans for expansion.

The Company's expansion is also dependent upon its ability to identify attractive locations for new branches and to hire suitable personnel to staff, manage, and supervise new branches. In evaluating a particular community, the Company examines several factors, including the demographic profile of the community, the existence of an established small-loan consumer finance market and the availability of suitable personnel.

*Product Offerings*

*Installment Loans.* We primarily offer pre-computed and interest bearing consumer installment loans with interest and fee income from such loans accounting for 82.9%, 82.4%, and 81.8% of our total revenues in fiscal years 2026, 2025, and 2024, respectively. Our loans are payable in fully-amortizing monthly installments with terms generally from 6 to 15 months and are prepayable at any time without penalty.

The following table sets forth information about our loan products for fiscal 2026:

|  | Minimum Origination [1] | | Maximum Origination [1] | | Minimum Term (Months) | Maximum Term (Months) |
|---|---|---|---|---|---|---|
| Small loans | $ | 150 | $ | 2,450 | 3 | 30 |
| Large loans | $ | 2,500 | $ | 25,200 | 6 | 60 |

[1] Gross loan net of finance charges.

Specific, allowable interest, fees, and other charges vary by state. The finance charge is a combination of origination or acquisition fees, account maintenance fees, monthly account handling fees, interest and other charges permitted by the relevant state laws. As of March 31, 2026, annual percentage rates applicable to our gross loans receivable as defined by the Truth in Lending Act were as follows:

|  | | Amount | Percentage of total gross loans receivable |
|---|---|---|---|
| 0 to 36% | $ | 489,284,284 | 38.3 % |
| Greater than 36% | | 789,704,039 | 61.7 % |
| | $ | 1,278,988,323 | 100.0 % |

The average annual percentage rate of our portfolio was 51.4% as of March 31, 2026.

*Insurance Related Operations.* The Company, as an agent for an unaffiliated insurance company, markets and sells credit life, credit accident and health, credit property and auto, unemployment, and accidental death and dismemberment insurance in connection with its loans in selected states where the sale of such insurance is permitted by law. Credit life insurance provides for the payment in full of the borrower's credit obligation to the lender in the event of death. The Company offers credit insurance for all loans originated in Georgia, Indiana, Kentucky, Louisiana, Mississippi and South Carolina, and on a more limited basis in Alabama, Idaho, Oklahoma, Tennessee, Texas and Utah. Customers in those states typically obtain such credit insurance through the Company. Charges for such credit insurance are made at filed, authorized rates and are stated separately in the Company's disclosure to customers, as required by the Truth in Lending Act and by various applicable state laws. In the sale of insurance policies, the Company, as an agent, writes policies only within limitations established by its agency contracts with the insurer. The Company does not sell credit insurance to non-borrowers. These insurance policies provide for the payment of the outstanding balance of the Company's loan upon the occurrence of an insured event. The Company earns a commission on the sale of such credit insurance, which, for most products, is directly impacted by the claims experience of the insurance company on policies sold on its behalf by the Company. In states where commissions on certain products are capped, the commission earned is not directly impacted by the claims experience.

The Company has a wholly-owned, captive insurance subsidiary that reinsures a portion of the credit insurance sold in connection with loans made by the Company. Certain coverages currently sold by the Company on behalf of the unaffiliated insurance carrier are ceded by the carrier to the captive insurance subsidiary, providing the Company with an additional source of income derived from the earned reinsurance premiums. In fiscal 2026, the captive insurance subsidiary reinsured approximately 9.0% of the credit insurance sold by the Company and contributed approximately $2.0 million to the Company's total revenue.

The table below shows the types of insurance and ancillary products the Company sells by state as of March 31, 2026:

| | Credit Life | Credit Accident and Health | Credit Property and Auto | Unemployment | Accidental Death & Dismemberment | Non-file | Automobile Club Membership |
|---|---|---|---|---|---|---|---|
| Alabama [1] | X | X | X | X | | | X |
| Georgia | X | X | X | | X | X | X |
| Idaho [1] | X | X | X | X | | | X |
| Illinois | | | | | | | |
| Indiana | X | X | X | X | | X | X |
| Kentucky | X | X | X | X | | X | X |
| Louisiana | X | X | X | | X | X | X |
| Mississippi | X | X | X | | | | X |
| Missouri | | | | | | | X |
| New Mexico | | | | | | | |
| Oklahoma [1] | X | X | X | X | | | X |
| South Carolina | X | X | X | X | | X | X |
| Tennessee [1] | X | X | X | X | | | X |
| Texas [1] | X | X | X | X | | X | X |
| Utah [1] | X | X | X | X | X | | X |
| Wisconsin | | | | | | | X |

_____

[1] Credit insurance is offered for certain loans.

*Non-Filing Insurance.* Non-filing insurance premiums are charged to customers where allowed by state law in lieu of recording and perfecting the Company's security interest in the assets pledged. In the event of default, rather than exercising rights in a lien as a lender might otherwise do, the insured can file a claim with the insurer for reimbursement. Non-filing insurance premiums are equal in aggregate amount to the premiums paid by the Company and are passed through to a third-party insurance company. Certain losses related to such loans, which are not recoverable through life, accident and health, property, or unemployment insurance claims, are reimbursed through non-filing insurance claims subject to policy limitations. The Company does not profit from the purchase of non-filing insurance other than through an offset to its charge-offs.

*Automobile Club Memberships.* The Company also offers automobile club memberships as an agent for an unaffiliated automobile club to its borrowers in Alabama, Georgia, Idaho, Indiana, Kentucky, Louisiana, Mississippi, Missouri, Oklahoma, Tennessee, Texas, South Carolina, Utah and Wisconsin. Club memberships entitle members to automobile breakdown coverage, towing reimbursement and related services. The Company is paid a commission on each membership sold, but has no responsibility for administering the club, paying benefits or providing services to club members. The Company primarily sells automobile club memberships to borrowers.

*Tax Preparation Services and Advances.* The Company also offers income tax return preparation and electronic filing services. This program is provided in all but a few of the Company's branches. The Company prepared approximately 91,000, 82,000 and 83,000 returns in fiscal years 2026, 2025, and 2024, respectively. Net revenue generated by the Company from this program during fiscal 2026, 2025, and 2024 amounted to approximately $40.4 million, $36.5 million, and $29.1 million, respectively. In addition, our tax customers are eligible to receive an interest and fee-free tax advance loan, which is generally a percentage of the anticipated tax refund amount. Additionally, the Company's Refund Assurance Plan ("RAP") provides enrolled customers with (a) audit representation before the IRS and (b) reimbursement of verified tax preparation errors up to $5,000 for a three-year coverage period beginning at the IRS acceptance date for each return and ending on April 15 three years after the applicable filing deadline. The Company believes that tax preparation services are a beneficial service for its existing customer base as well as non-loan customers, and it plans to continue to promote this program.

The following table sets forth information about our tax advance loan product for fiscal 2026:

| | Minimum Origination | Maximum Origination | Minimum Term (Months) | Maximum Term (Months) |
|---|---|---|---|---|
| Tax advance loans | $ 500 | $ 7,000 | 8 | 35 |

*Loan Receivables.* The following table sets forth the composition of the Company's gross loans receivable by state at March 31 of each year from 2017 through 2026:

| | At March 31, | | | | | | | | | |
| State | **2026** | 2025 | 2024 | 2023 | 2022 | 2021 | 2020 | 2019 | 2018 | 2017 |
|---|---|---|---|---|---|---|---|---|---|---|
| Alabama | **6 %** | 6 % | 6 % | 6 % | 6 % | 7 % | 6 % | 5 % | 5 % | 5 % |
| Georgia | **12** | 12 | 12 | 12 | 13 | 13 | 13 | 13 | 13 | 14 |
| Idaho [(1)] | **1** | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | — |
| Illinois | **10** | 10 | 10 | 10 | 10 | 10 | 8 | 8 | 7 | 7 |
| Indiana | **2** | 2 | 2 | 3 | 2 | 3 | 2 | 2 | 2 | 2 |
| Kentucky | **7** | 6 | 6 | 6 | 6 | 6 | 7 | 8 | 8 | 9 |
| Louisiana | **4** | 4 | 4 | 4 | 4 | 3 | 3 | 3 | 3 | 2 |
| Mississippi | **2** | 2 | 2 | 2 | 2 | 2 | 2 | 1 | 1 | 1 |
| Missouri | **6** | 7 | 7 | 7 | 7 | 7 | 8 | 8 | 7 | 7 |
| New Mexico | **6** | 6 | 5 | 5 | 4 | 2 | 2 | 2 | 2 | 2 |
| Oklahoma | **5** | 5 | 6 | 6 | 6 | 6 | 6 | 6 | 7 | 7 |
| South Carolina | **8** | 8 | 8 | 7 | 8 | 8 | 10 | 10 | 9 | 10 |
| Tennessee | **8** | 8 | 8 | 9 | 9 | 10 | 11 | 11 | 12 | 13 |
| Texas | **21** | 21 | 21 | 20 | 20 | 20 | 19 | 19 | 21 | 19 |
| Utah [(2)] | **1** | 1 | 1 | 1 | 1 | 1 | 1 | 1 | — | — |
| Wisconsin | **1** | 1 | 1 | 1 | 1 | 1 | 1 | 2 | 2 | 2 |
| Total | **100 %** | 100 % | 100 % | 100 % | 100 % | 100 % | 100 % | 100 % | 100 % | 100 % |

[(1)] The Company commenced operations in Idaho in October 2014.
[(2)] The Company commenced operations in Utah in October 2018.

The following table sets forth the total number of loans, the average gross loan balance, and the gross loan balance by state at March 31, 2026:

| | Total Number of Loans | Average Gross Loan Balance | Gross Loan Balance (thousands) |
|---|---|---|---|
| Alabama | 46,866 | $ 1,595 | $ 74,770 |
| Georgia | 92,108 | 1,665 | 153,343 |
| Idaho | 5,817 | 1,645 | 9,571 |
| Illinois | 50,142 | 2,569 | 128,833 |
| Indiana | 22,133 | 1,387 | 30,705 |
| Kentucky | 46,947 | 1,841 | 86,445 |
| Louisiana | 30,947 | 1,834 | 56,754 |
| Mississippi | 22,563 | 1,338 | 30,183 |
| Missouri | 31,606 | 2,526 | 79,849 |
| New Mexico | 37,193 | 2,116 | 78,710 |
| Oklahoma | 36,702 | 1,873 | 68,750 |
| South Carolina | 49,346 | 1,957 | 96,557 |
| Tennessee | 53,136 | 1,873 | 99,544 |
| Texas | 175,114 | 1,544 | 270,454 |
| Utah | 3,611 | 1,758 | 6,349 |
| Wisconsin | 5,744 | 1,423 | 8,171 |
| Total | 709,975 | $ 1,801 | $ 1,278,988 |

*Seasonality.* The Company's highest loan demand generally occurs from October to December, its third fiscal quarter. Loan demand is generally lowest and loan repayment highest from January to March, its fourth fiscal quarter. Consequently, the Company experiences significant seasonal fluctuations in its operating results and cash needs. Operating results for the Company's third fiscal quarter are generally lower than in other quarters, and operating results for its fourth fiscal quarter are generally higher than in other quarters.

*Operations*

*Lending Operations.* The Company seeks to provide short-term consumer installment loans to the segment of the population that has limited access to other sources of credit. In evaluating the creditworthiness of potential customers, the Company primarily examines the individual's discretionary income, length of current employment and/or sources of income, duration of residence, and prior credit experience. Loans are made to individuals on the basis of their discretionary income and other factors and are limited to amounts we believe that customers can reasonably be expected to repay from that income given our assessment of their stability and ability and willingness to pay. The Company also generates a proprietary credit score in assisting loan decisions to potential new customers that evaluates key attributes such as payment history, outstanding debt, length of credit history, number of credit inquiries as well as credit mix. All loan applicants are required to complete standardized credit applications online, in person, or by telephone. Each of the Company's local branches is equipped to perform rapid background, employment, and credit bureau checks and approve loan applications promptly. The Company's employees verify the applicant's sources of income and credit history. Substantially all new customers are required to submit a listing of personal property that will serve as collateral to secure the loan, but the Company does not rely on the value of such collateral in the loan approval process and generally does not perfect its security interest in that collateral. Accordingly, if the customer were to default in the repayment of the loan, the Company may not be able to recover the outstanding loan balance by resorting to the sale of collateral.

*New Loans to Current and Former Customers*. The Company believes that development and continual reinforcement of personal relationships with customers improves the Company's ability to monitor their creditworthiness, reduce credit risk, and generate customer loyalty. It is not unusual for the Company to have made a number of loans to the same customer over the course of several years, many of which were refinanced with a new loan after the borrower had reduced the existing loan's outstanding balance by making multiple payments. In determining whether to refinance existing loans, the Company typically requires loans to be current on a recency basis, and repeat customers are generally required to complete a new credit application if they have not completed one within the prior year.

A refinancing represents a new loan transaction with a present customer in which a portion of the new loan proceeds is used to repay the balance of an existing loan and the remaining portion is advanced to the customer. In many cases, the existing customer's past performance and established creditworthiness with the Company qualifies that customer for a larger loan. For fiscal 2026, 2025, and 2024, the percentages of the Company's loan originations that were refinancings of existing loans were 65.8%, 65.7%, and 67.3%, respectively.

The Company allows refinancing of delinquent loans on a case-by-case basis for those customers who otherwise satisfy the Company's credit standards. Each such refinancing is carefully examined before approval in an effort to avoid increasing credit risk. A delinquent loan generally may be refinanced only if the customer has made payments that, together with any credits of insurance premiums or other charges to which the customer is entitled in connection with the refinancing, reduce the balance due on the loan to an amount equal to or less than the original cash advance made in connection with the loan. The Company does not allow the amount of the new loan to exceed the original amount of the delinquent loan. The Company believes that refinancing delinquent loans for certain customers who have made periodic payments allows the Company to increase its average loans outstanding and its interest, fees and other income without experiencing a significant increase in loan losses. These refinancings also provide a resolution to temporary financial setbacks for these borrowers and sustain their credit rating. Refinancings of delinquent loans represented 1.2%, 1.0%, and 1.3% of the Company's loan volume in fiscal 2026, 2025, and 2024, respectively.

Approximately 16.9%, 17.7%, and 18.8% of the Company's loans were generated through the origination of new loans to previous customers in fiscal 2026, 2025, and 2024, respectively.

*Collection Operations*. To reduce late payment risk, local branch staff encourage customers to inform the Company in advance of expected payment problems. Delinquent customers are promptly contacted following any payment due date through phone calls, letters, emails, or texts until payment is received or some other resolution is reached. The Company also has a centralized collections team that primarily focuses on customers who have become more than 90 days past due on a recency basis. In Alabama, Georgia, Idaho, Illinois, Indiana, Kentucky, Louisiana, Mississippi, Missouri, New Mexico, Oklahoma, Tennessee, Utah, and Wisconsin, the Company is permitted under state laws to garnish customers' wages, within certain circumstances, for repayment of loans, but the Company does not otherwise generally resort to litigation for collection purposes and only attempts to foreclose on collateral in limited cases.

*Monitoring and Supervision.* Several levels of management monitor and supervise the operations of each of the Company's branches. Senior management has access to daily delinquency, loan volume, charge-off, and other statistical data on a consolidated, state and branch level. District managers evaluate branch performance in their geographic area, communicate regularly with branch managers regarding operations and submit standardized reports detailing their efforts and findings to the Company's senior management. Regional vice presidents monitor the performance of all branches within their states and communicate regularly with district managers. The Company takes a risk-based approach to determine internal audit frequency. Each branch undergoes periodic audits which include an examination of cash balances and compliance with Company loan approval, review and collection procedures, and compliance with federal and state laws and regulations.

*Staff and Training.* Local branches are staffed with a minimum of two employees. The branch manager supervises and administers operations of the branch and is responsible for approving all borrower loan applications and requests for increases in the amount of credit extended. Each branch generally has one or two financial service representatives who take loan applications, process loan applications, apply payments, and assist in the preparation of operational reports, collection efforts, and marketing activities. Larger branches may employ additional financial service representatives.

New employees are required to review detailed training materials that explain the Company's operating policies and procedures. The Company tests each employee on the training materials during the first year of employment. In addition, each branch associate completes an online training session and attends periodic training sessions outside the branch. The Company utilizes an enhanced training tool, which provides continuous, real-time, online training to all locations. This allows for more training opportunities to be available to all employees throughout the course of their career with the Company.

*Advertising.* The Company actively advertises through direct mail, digital platforms, email and SMS/text, targeting both its present and former customers and potential customers who have used other sources of consumer credit. In addition to the general promotion of its loans for last-minute needs, back-to-school needs and other uses, the Company advertises extensively during the October through December holiday season and in connection with new branch openings. The Company believes its advertising contributes to its ability to compete effectively with other providers of small-loan consumer credit. Advertising expenses as a percent of revenue were approximately 1.8%, 1.8%, and 1.7% in fiscal 2026, 2025, and 2024, respectively.

*Competition.* The small-loan consumer finance industry is highly fragmented, with numerous competitors. The majority of the Company's competitors are independent operators with generally less than 100 branches. Competition from community banks and credit unions is limited because they typically do not make loans of less than $5,000. We believe that online lending could be affecting the consumer lending market within which we operate. While it currently appears online lenders are marketing to a different customer segment than that of our primary customers, some of our customers may overlap.

The Company believes that competition between small-loan consumer finance companies occurs primarily on the basis of the strength of customer relationships, customer service, and reputation in the local community. The Company believes that its relatively larger size affords it a competitive advantage over smaller companies by increasing its access to, and reducing its cost of, capital.

Several of the states in which the Company currently operates limit the size of loans made by small-loan consumer finance companies and prohibit the extension of more than one loan to a customer by any one company. As a result, many customers borrow from more than one finance company, which enables the Company, subject to the limitations of various consumer protection and privacy statutes, including, but not limited to, the Fair Credit Reporting Act and the Gramm-Leach-Bliley Act, to obtain information on the credit history of specific customers from other consumer finance companies.

*Human Capital Resources*

*Our Mission.* At World Acceptance Corporation, our employees create possibilities by embracing our mission to partner with customers to unlock their financial good. Creating a culture of opportunity for our employees is key to supporting this mission.

*Our Employees.* As a people-focused finance company, we value our employees by investing in competitive compensation and benefit packages and a vibrant, team-oriented environment centered on professional service and open communication. We strive to build and maintain a high-performing culture and believe in operating by strong values.

We value feedback from our employees and participate in an annual engagement survey that resulted in being named by Energage as a Top Workplaces USA winner from 2021 to 2025.

During fiscal 2026, our human capital efforts were focused on accelerating the transformation of our technology for workforce management through investments in upgraded systems and processes, and continuing to increase our agility to meet the quickly changing needs of the business. The Company maintains strong relations with its employees and seeks to hire people who will become long-term employees, and, as a result, the vast majority of our field leadership has been promoted from within.

As of March 31, 2026, we employed 2,907 full and part-time employees, 260 of whom were corporate employees based out of our main corporate office in Greenville, South Carolina and the remaining of whom were branch-based employees located in 16 states throughout the United States. None of our employees belong to a union or are party to any collective bargaining or similar agreement.

We strive toward having a powerful and diverse team of employees, knowing we are better together with our combined wisdom and intellect. With a commitment to an inclusive workplace where our employees can thrive and achieve their potential, we focus on understanding, accepting, and valuing each of our employees.

*Total Rewards.* We provide a comprehensive suite of benefits designed to help employees and their families stay healthy, meet their financial goals, protect their income and help them balance their work and personal lives. We provide competitive pay, as well as a wide array of benefits including the following:

- Healthcare benefits, including medical, dental and vision, voluntary life insurance, and flexible spending accounts;
- A 401(k) Plan (with an employer matching contribution);
- Company-paid basic life insurance and long-term and short-term disability;
- Vacation, sick and holiday paid-time off, as well as volunteer paid time off and paid parental leave;
- Time off donation program for employees experiencing medical emergencies;
- Financial assistance program for employees impacted by natural disasters;
- Dependent Scholarship Program; and
- Education Assistance Program.

*Training and Development.* We believe the development of our employees is key to our future success and are focused on delivering programs designed to increase our internal talent pools at all levels within the organization.

### Government Regulation

Small-loan consumer finance companies are subject to extensive regulation, supervision, and licensing under various federal and state statutes, ordinances, and regulations. See Part I, Item 1A, "Risk Factors", for a discussion of the risks related to our extensive regulation.

*State Regulations and Legislation.* The Company is subject to numerous state laws and regulations that affect our lending activities. Many of these regulations impose detailed and complex constraints on the terms of our loans, lending forms and operations. Further, there is a trend of increased state regulation on loan origination, servicing, and collection procedures, as well as more detailed reporting and examinations, and coordination of examinations among the states. Failure to comply with applicable laws and regulations could subject us to regulatory enforcement action that could result in the assessment against us of civil, monetary, or other penalties. Generally, state regulations also establish minimum capital requirements for each local branch. Accordingly, the ability of the Company to expand by acquiring existing branches and opening new branches will depend in part on obtaining the necessary regulatory approvals.

For example, Texas regulation requires the approval of the Texas Consumer Credit Commissioner for the acquisition, directly or indirectly, of more than 10% of the voting or common stock of a consumer finance company. A Louisiana statute prohibits any person from acquiring control of 25% or more of the shares of stock of a licensed consumer lender, such as the Company, without first obtaining a license as a consumer lender. The overall effect of these laws, and similar laws in other states, is to make it more difficult to acquire a consumer finance company than it might be to acquire control of an unregulated company.

All of the Company's branches are licensed under the laws of the state in which the branch is located. Licenses in these states are subject to renewal every year and may be revoked for failure to comply with applicable state and federal laws and regulations. In the states in which the Company currently operates, licenses may be revoked only after an administrative hearing.

The Company and its operations are regulated by a variety of state agencies in the jurisdictions in which the Company operates, including those related to banking, finance, financial institutions and consumer credit. These state regulatory agencies audit the Company's local branches from time to time, and most state agencies perform an annual compliance audit of the Company's operations in that state.

*Insurance Regulations.* The Company is also subject to state regulations governing insurance agents in the states in which it sells credit insurance. State insurance regulations require that insurance agents be licensed, govern the commissions that may be paid to agents in connection with the sale of credit insurance and limit the premium amount charged for such insurance. The Company's captive insurance subsidiary is regulated by the insurance authorities of the Turks and Caicos Islands of the British West Indies, where the subsidiary is organized and domiciled.

In addition, state authorities regulate and supervise the Company's insurance operations. The extent of such regulation varies by product and by state, but relate primarily to the following: licensing; conduct of business, including marketing and sales practices; periodic financial and market conduct examination of the affairs of insurers; form and content of required financial reports; standards of solvency; limitations on the payment of dividends and other affiliate transactions; types of products offered; approval of policy forms and premium rates; formulas used to calculate any unearned premium refund due to an insured customer; permissible investments; deposits of securities for the benefit of policyholders; reserve requirements for unearned premiums, losses, and other purposes; and claims processing.

*Consumer finance companies are affected by changes in state and federal statutes and regulations.* The Company actively participates in trade associations and in lobbying efforts in the states in which it operates and at the federal level. There have been, and the Company expects that there will continue to be, media attention, initiatives, discussions, proposals, and legislation regarding the entire consumer credit industry, as well as our particular installment loan business, and possible significant changes to the laws and regulations that govern our business, or the authority exercised pursuant to those laws and regulations. In some cases, proposed or pending legislative or regulatory changes have been introduced that would, if enacted, have a material adverse effect on, or possibly even eliminate, our ability to continue our current business. We can give no assurance that the laws and regulations that govern our business, or the interpretation or administration of those laws and regulations, will remain unchanged or that any such future changes will not materially and adversely affect, or in the worst case, eliminate, the Company's lending practices, operations, profitability, or prospects. See "Federal legislation" below and Part I, Item 1A, "Risk Factors," for a further discussion of the potential impact of regulatory changes on our business.

*Federal legislation*. In addition to state and local laws and regulations, we are subject to numerous federal laws and regulations that affect our lending operations. These laws include the Truth in Lending Act, the Equal Credit Opportunity Act, the Military Lending Act, the Fair Credit Reporting Act, and the regulations thereunder, and the Federal Trade Commission's Credit Practices Rule. These laws require the Company to provide complete disclosure of the principal terms of each loan to the borrower prior to the consummation of the loan transaction, prohibit misleading advertising, protect against discriminatory lending practices, and prohibit unfair, deceptive, or abusive credit practices. Violations of these statutes and regulations may result in actions for damages, claims for refund of payments made, certain fines and penalties, injunctions against certain practices, and the potential forfeiture of rights to repayment of loans.

Over the last several years, the laws and regulations directly affecting our lending activities have been under review and are subject to change as a result of various developments and changes in economic conditions, the make-up of the executive and legislative branches of government, and the political and media focus on issues of consumer and borrower protection. See Part I, Item 1A, "Risk Factors".

Various legislative proposals addressing consumer credit transactions have been passed in recent years or are currently pending in the U.S. Congress. Congressional members continue to receive pressure from consumer activists and other industry opposition groups to adopt legislation to address various aspects of consumer credit transactions. The Dodd-Frank Act established the CFPB, which has sweeping regulatory, supervisory, and enforcement powers over providers of consumer financial products and services, including explicit supervisory authority to examine and require registration of non-depository lenders and to promulgate rules that can affect the practices and activities of lenders. The CFPB continues to engage in the announcement and implementation of various plans and initiatives generally in the area of consumer financial transactions. Some of these CFPB announced plans and initiatives, if implemented or continued, would directly affect certain loan products we currently offer and subject us to the CFPB's supervisory authority. However, the CFPB has recently signaled that, under current leadership, it would take a less aggressive posture with respect to supervision and enforcement of regulated entities. See Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Regulatory Matters," for more information regarding the CFPB's regulatory initiatives.

In addition to the grant of certain regulatory powers to the CFPB, the Dodd-Frank Act gives the CFPB authority to pursue administrative proceedings or litigation for violations of federal consumer financial laws. In these proceedings, the CFPB can obtain cease and desist orders (which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief) and monetary penalties. Also, where a company has violated Title X of the Dodd-Frank Act or CFPB regulations thereunder, the Dodd-Frank Act empowers state attorneys general and state regulators to bring civil actions to remedy violations of state law.

Although the Dodd-Frank Act prohibits the CFPB from setting interest rates on consumer loans, efforts to create a federal usury cap, applicable to all consumer credit transactions and substantially below rates at which the Company could continue to operate profitably, are still ongoing. Any federal legislative or regulatory action that severely restricts or prohibits the provision of small-loan consumer credit, similar services and related products on terms substantially similar to those we currently provide would, if enacted, have a material, adverse impact on our business, prospects, results of operations and financial condition. Any federal law that would impose a national 36% or similar annualized credit rate cap on our services would, if enacted, almost certainly eliminate our ability to continue our current operations. See Part I, Item 1A, "Risk Factors" - "Adverse federal legislative or regulatory changes, or noncompliance with existing or future laws, could result in enforcement actions or require the Company to modify, suspend, or cease part or all of its operations," for further information regarding the potential impact of adverse legislative and regulatory changes.

Although the CFPB is a principal federal regulator of consumer lending, the Federal Trade Commission (FTC) also retains certain authority over the Company's lending activities. In particular, the FTC's authority covers for-profit entities such as creditors and debt collectors. The FTC also has law enforcement and, in some cases, regulatory powers under the Truth in Lending Act, the Home Ownership and Equity Protection Act, the Fair Debt Collection Practices Act, the Fair Credit Reporting Act, the Equal Credit Opportunity Act, the Electronic Funds Transfer Act, and the privacy provisions of the Gramm-Leach-Bliley Act. In addition, the FTC may scrutinize advertising, marketing, servicing, collections, and ancillary product practices under Section 5 of the FTC Act, and it may also enforce certain other consumer protection requirements applicable to nonbank lenders. Accordingly, the Company's lending operations remain subject not only to state lending laws and CFPB oversight, but also to potential FTC enforcement risk.

*Available Information*. The Company maintains a website, "www.LoansByWorld.com," where interested persons will be able to access free of charge, among other information, the Company's annual reports on Form 10-K, its quarterly reports on Form 10-Q, and its current reports on Form 8-K, as well as any amendments to these filings via a link to a third-party website. These documents are available for access as soon as reasonably practicable after we electronically file these documents with the SEC. The Company files these reports with the SEC via the SEC's EDGAR filing system, and such reports also may be accessed via the SEC's EDGAR database at www.sec.gov/edgar. Information included on or linked to our website is not incorporated by reference into this annual report.

**Item 1A.     Risk Factors**

**Forward-Looking Statements**

This annual report contains various "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on management's beliefs and assumptions, as well as information currently available to management. Statements other than those of historical fact, including, but not limited to those identified by the use of words such as "anticipate," "estimate," "intend," "plan," "expect," "project," "believe," "may," "will," "should," "would," "could," "continue," "forecast," "probable," and any variations of the foregoing and similar expressions, are forward-looking statements. Although we believe that the expectations reflected in any such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Any such statements are subject to certain risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual financial results, performance or financial condition may vary materially from those anticipated, estimated, expected or implied by any forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

Investors should consider the risk factors described in this annual report, in addition to the other information presented in this annual report and the other reports and registration statements the Company files with or furnishes to the SEC from time to time, in evaluating us, our business, and an investment in our securities. Any of the risk factors described in this annual report, as well as other risks, uncertainties, and possibly inaccurate assumptions underlying our plans and expectations, could result in harm to our business, results of operations and financial condition and cause the value of our securities to decline, which in turn could cause investors to lose all or part of their investment in our Company. These factors, among others, could also cause actual results to differ materially from those we have experienced in the past or those we may express or imply from time to time in any forward-looking statements we make. Investors are advised that it is impossible to identify or predict all risks, and those risks not currently known to us or those we currently deem immaterial could also affect us in the future. The following risks should not be construed as exclusive and should be read with the other cautionary statements that are in this annual report on Form 10-K. The Company does not undertake any obligation to update forward-looking statements, except as may be required by law, whether as a result of new information, future developments, or otherwise.

***Negative media coverage or public perception of consumer installment loans as predatory or abusive may materially impact our business performance, growth prospects, and financial condition.***

Consumer activist groups and various other media sources continue to advocate for governmental and regulatory action to prohibit or severely restrict our products and services. These critics frequently characterize our products and services as predatory or abusive toward consumers. If this negative characterization of the consumer installment loans we make and/or ancillary services we provide becomes widely accepted by government policy makers or is embodied in legislative, regulatory, policy or litigation developments that adversely affect our ability to continue offering our products and services or the profitability of these products and services, our business, results of operations and financial condition would be materially and adversely affected. Furthermore, our industry is highly regulated, and announcements regarding new or expected governmental and regulatory action regarding consumer lending may adversely impact perceptions of our business even if such actions are not targeted at our operations and do not directly impact us.

***Fluctuations in interest rates may negatively impact borrowing costs, profitability, and overall liquidity.***

Interest rate risk arises from the possibility that changes in interest rates will affect our results of operations and financial condition. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies, in particular, the Federal Reserve Board. In response to elevated inflation, the Federal Reserve Board increased interest rates on several occasions during calendar 2022 and 2023 and subsequently decreased rates in calendar 2024. The Federal Reserve Board has indicated that it could raise rates further, if deemed necessary, to combat continued inflation growth. The Federal Reserve Board has also expressed concern about stagflation.

In addition, our profitability may be directly affected by the level of, and fluctuations in, interest rates, whether caused by changes in economic conditions or other factors that affect our borrowing costs. Changes in monetary policy, including changes in interest rates, could influence the amount of interest we pay on our revolving credit facility or any other floating interest rate obligations we may incur. Our profitability and liquidity could be materially adversely affected during any period of higher interest rates. See Part II, Item 7A, "Quantitative and Qualitative Disclosure About Market Risk" for additional information regarding our interest rate risk.

***The Company's lending activities risk the potential of borrower default, which may impact earnings and asset quality.***

Our ability to collect on loans to individuals, our single largest asset group, depends on the ability and willingness of our borrowers to repay such loans. Our customers generally do not qualify for, or have difficulty qualifying for, credit from traditional sources of consumer credit. These traditional sources of consumer credit typically impose more stringent credit requirements than the personal loan products that we provide. As a result, the historical delinquency and default experience on our loans may be higher than those experienced by financial products arising from traditional sources of consumer credit.

Any material adverse change in the ability or willingness of a significant portion of our borrowers to meet their obligations to us, whether due to changes in economic conditions, unemployment rates, the cost of consumer goods (particularly, but not limited to, food and energy costs) and inflationary pressures, disposable income, interest rates, health crises, natural disasters, acts of war or terrorism, political or social conditions, divorce, death, or other causes over which we have no control, would have a material adverse impact on our earnings and financial condition. Additionally, delinquency and default experience on our loans are likely to be more sensitive to changes in the economic climate in the areas in which our borrowers reside. Although new customers are required to submit a listing of personal property that will serve as collateral to secure their loans, the Company does not rely on the value of such collateral in the loan approval process and generally does not perfect its security interest in that collateral. Additionally, increases in the size of the loans we offer and average loan size could increase the chance a borrower does not meet their obligations to us and could further increase our credit risk. Additional information regarding our credit risk is included in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operation-Allowance for Credit Losses."

***The Company's insurance operations face risks related to claims volatility, catastrophic events, underwriting performance, and reliance on a primary distribution channel.***

Insurance claims and policyholder liabilities are difficult to predict and may exceed the related reserves set aside for claims (losses) and associated expenses for claims adjudication (loss adjustment expenses). Additionally, events such as cybersecurity attacks and breaches and other types of catastrophes and prolonged economic downturns, could adversely affect our financial condition and results of operations. Other risks relating to our insurance operations include changes to laws and regulations applicable to us, as well as changes to the regulatory environment, such as changes to laws or regulations affecting capital and reserve requirements; frequency and type of regulatory monitoring and reporting; restrictions on sales process, consumer privacy, use of customer data and data security; benefits or loss ratio requirements; insurance producer licensing or appointment requirements; required disclosures to consumers; and collateral protection insurance (i.e., insurance some of our lender companies purchase, at the customer's expense, on that customer's loan collateral for the periods of time the customer fails to adequately, as required by his loan, insure his collateral).

***If actual credit losses exceed projected estimates, the Company may be required to increase the provision, negatively impacting earnings and financial results.***

To estimate the appropriate level of allowance for credit losses, we consider known and relevant internal and external factors that affect loan collectability, including the total amount of loan receivables outstanding, historical loan receivable charge-offs, our current collection patterns, and economic trends. Our methodology for establishing our allowance for credit losses is based on the guidance in ASC 326, and, in part, our historic loss experience. If customer behavior changes as a result of economic, political, social, or other conditions, or if we are unable to predict how these conditions may affect our allowance for credit losses, our allowance for credit losses may be inadequate. Our allowance for credit losses is an estimate, and if actual credit losses are materially greater than our allowance for credit losses, our provision for credit losses would increase, which would result in a decline in our future earnings, and thus our results of operations could be adversely affected. Neither state regulators nor federal regulators regulate our allowance for credit losses. Additional information regarding our allowance for credit losses is included in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations-Allowance for Credit Losses."

***A significant concentration of revenue in certain states increases exposure to regional economic, regulatory, or legislative changes that could adversely affect the Company.***

We currently operate consumer installment loan branches in sixteen states in the United States. Any adverse legislative or regulatory change in any one of our states or an economic downturn or catastrophic event that disproportionately affects one or more of our states, including in any of our larger states, could have a material adverse effect on our business, prospects, and results of operations or financial condition. See Part I, Item 1, "Description of Business" for information regarding the size of our business in the various states in which we operate.

***Adverse economic conditions—such as inflation, unemployment, interest rate volatility, or reduced consumer spending—may impair the Company's ability to execute business strategy and could materially impact its financial position, operating results, and cash flows.***

Uncertainty and deterioration in general economic conditions in the U.S. historically have created a difficult operating environment for consumer lending. Our financial performance generally, and in particular the ability of our borrowers to make payments on outstanding loans, is highly dependent upon the business and economic environments in the markets where we operate and in the United States as a whole. Many factors, including factors that are beyond our control, may impact our financial position, liquidity, and results of operations and depend on management's ability to execute our business strategy. The U.S. economy is undergoing a period of significant uncertainty. These macro-economic factors include general inflation, tariffs and retaliatory tariffs, price increases, unemployment levels, housing markets, commodity prices, energy costs, volatile interest rates, natural disasters, acts of war and terrorism. Additionally, many of our customers are primarily non-prime borrowers, who have historically been more likely to be affected by adverse macro-economic factors than prime borrowers. Currently, due to a number of factors, the global economy is experiencing significant uncertainty with respect to trade and tariffs and the possibility that significant inflationary pressures will develop. We cannot predict the timing or the duration of any trade wars or retaliatory tariffs, inflation or downturn in the economy and we are not immune to the effects of general worldwide economic conditions. During an economic downturn or recession, demand for credit products often decreases and credit losses in the financial services industry generally increase. Additionally, during an economic downturn, our loan servicing costs and collection costs may increase as we may have to expend greater time and resources on these activities.

Key factors involved in the execution of our business strategy include achieving our desired loan volume and pricing strategies, the use of effective credit risk management techniques, marketing and servicing strategies, continued investment in technology to support operating efficiency, and continued access to funding and liquidity sources. Although our pricing strategy is intended to maximize the amount of economic profit we generate, within the confines of capital and infrastructure constraints, there can be no assurance that this strategy will have its intended effect. Our failure or inability to execute any element of our business strategy, due to economic conditions or otherwise, could materially adversely affect our financial position, liquidity, and results of operations.

***The Company's ability to achieve growth objectives may be hindered by external factors such as regulatory changes, economic shifts, competitive pressure, or operational constraints beyond its control.***

Our growth strategy includes opening and acquiring branches in existing and new markets and is subject to significant risks, some of which are beyond our control, including:

- the prevailing laws and regulatory environment of each state in which we operate or seek to operate, and, to the extent applicable, federal laws and regulations, which are subject to change at any time;
- our ability to obtain and maintain any regulatory approvals, government permits, or licenses that may be required;
- the degree of competition in new markets and its effect on our ability to attract new customers;
- our ability to obtain adequate financing for our expansion plans; and
- our ability to attract, train, and retain qualified personnel to staff our new operations.

***Limited product and business diversification may expose the Company to greater earnings volatility and heighten sensitivity to external market or regulatory changes, compared to more diversified peers.***

Our primary business activity is offering small consumer installment loans together with, in some states in which we operate, related ancillary products. Thus, any developments, whether regulatory, economic or otherwise, that would hinder, reduce the profitability of, or limit our ability to operate our small consumer installment loan business on the terms currently conducted would have a direct and adverse impact on our business, profitability, and perhaps even our viability. Our current lack of product and business diversification could inhibit our opportunities for growth, reduce our revenues and profits, and make us more susceptible to earnings fluctuations than many other financial institutions whose operations are more diversified.

***A decline in demand for products, combined with failure to adapt offerings or strategy, could negatively impact the business and the Company's operating results.***

The demand for the products we offer may be reduced due to a variety of factors, such as demographic patterns, changes in customer preferences or financial condition, regulatory restrictions that decrease customer access to particular products, or the availability of competing products, including through alternative or competing marketing channels. For example, we are highly dependent upon selecting and maintaining attractive branch locations. These locations are subject to local market conditions, including the employment available in the area, housing costs, traffic patterns, crime, and other demographic influences, any of which may quickly change, thereby negatively impacting demand for our products in the area. Should we fail to adapt to significant changes in our customers' demand for, or access to, our products, our revenues could decrease significantly and our operations could be harmed. Even if we do make changes to existing products or introduce new products and channels to fulfill customer demand, customers may resist or may reject such products. Moreover, the effect of any product change on the results of our business may not be fully ascertainable until the change has been in effect for some time, and by that time, it may be too late to make further modifications to such product without causing further harm to our business, results of operations, and financial condition.

***Failures or circumvention of loan underwriting, processing, or servicing policies may lead to credit losses or operational breakdowns that adversely impact results.***

We rely on certain inputs and verifications in the underwriting process to be performed by individual personnel at the branch level or a centralized location. If the training or supervision of our personnel fails to be effective, or if we are unable to attract and retain qualified employees, it is possible that our underwriting criteria would be improperly applied to a greater percentage of such applications. If such improper applications were to increase, delinquency and losses on our loan portfolio could increase and could increase significantly. In addition, we rely on certain third-party service providers in connection with loan underwriting and origination. Any error or failure by a third-party service provider in providing loan underwriting and origination services may cause us to originate loans to borrowers that do not meet our underwriting standards.

In addition, in deciding whether to extend credit or enter into other transactions with customers and counterparties, we rely heavily on information provided by customers, counterparties, and other third parties, including credit bureaus and data aggregators, the inaccuracy or incompleteness of which may adversely affect our results of operations. We further rely on representations of customers and counterparties as to the accuracy and completeness of that information. If a significant percentage of our customers were to intentionally or negligently misrepresent any of this information, or provide incomplete information, and our internal processes were to fail to detect such misrepresentations in a timely manner, or any or all of the other components of the underwriting process described above were to fail, it could result in our approval of a loan that, based on our underwriting criteria, we would not have otherwise made. As a result, our results of operations and financial condition could be negatively impacted.

***Intense market competition may pressure pricing, reduce market share, or impact profitability, potentially affecting our financial condition and liquidity.***

The consumer lending industry is highly competitive. We compete with other consumer finance companies as well as other types of financial institutions that offer similar consumer financial products and services. Some of these competitors may have greater financial, technical, and marketing resources than we possess. Some competitors may also have a lower cost of funds and access to funding sources that may not be available to us. While banks and credit card companies have decreased their lending to non-prime customers in recent years, there is no assurance that such lenders will not resume those lending activities. Further, because of increased regulatory pressure on payday lenders, many of those lenders are starting to make more traditional installment consumer loans in order to reduce regulatory scrutiny of their practices, which could increase competition in markets in which we operate. We cannot be sure that the competitive pressures we face will not have a material adverse effect on our results of operations, financial condition, and liquidity.

***A cyberattack, data breach, or technology failure—whether in the Company's systems or those of third-party vendors—could compromise customer data, disrupt operations, and result in financial loss, legal liability, and reputational harm.***

Our operations rely heavily on the secure collection, processing, storage, and transmission of personal, confidential, and other information about us, our customers and third parties with which we do business. We process a significant number of customer transactions on a continuous basis through our computer systems and networks and are subject to increasingly more risk related to security systems as we enhance our mobile payment technologies and otherwise attempt to keep pace with rapid technological changes in the financial services industry.

While we commit resources to the design, implementation, maintenance, testing, and monitoring of our networks and systems and training of our employees, we may be required to expend significant additional resources in the future to modify and enhance our security controls in response to new or more sophisticated threats, new regulations related to cybersecurity and other developments. Additionally, there is no guarantee that our security controls can provide absolute security or that our cybersecurity risk management program will be fully implemented, complied with or effective in preventing or mitigating future cybersecurity risks or successfully protect the confidentiality, integrity, and availability of our critical systems and information.

Despite the measures we implement to protect our systems and data, we may not be able to anticipate, identify, prevent or detect cyber-attacks, ransomware, computer viruses or other security breaches, particularly because the techniques used by attackers change frequently and often are not immediately detected, and because cyber-attacks can originate from a wide variety of sources, including third parties who are or may be involved in organized crime or linked to terrorist organizations or hostile foreign governments. Such third parties may seek to gain unauthorized access to our systems directly, by fraudulently inducing employees, customers, or other users of our systems, or by using equipment or security passwords belonging to employees, customers, third-party service providers, or other users of our systems. Or, they may seek to disrupt or disable our services through attacks such as denial-of-service attacks and ransomware attacks. In addition, while we have a third-party risk management process for service providers, suppliers, and vendors, we cannot guarantee that their security controls and other protective measures will be successful in preventing an attack on their systems, which could negatively impact our operations or data. We may be unable to identify, or may be significantly delayed in identifying, cyber-attacks and incidents due to the increasing use of techniques and tools that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic artifacts. Artificial intelligence ("AI") tools may increase threat actors' ability to detect or exploit vulnerabilities, to develop ransomware or other malware, to launch cyberattacks, or to otherwise seek to attack systems, data, software, or code relied on by us or our service providers. The increasing sophistication of AI poses a greater risk of cyber-attacks, such as through identity fraud (such as via "deepfakes"), phishing, and/or social engineering, as malicious actors may exploit AI to create convincing false identities or manipulate internal controls and/or verification processes, or to develop novel or more sophisticated attacks on a more accelerated or larger-scale basis. As a result, our computer systems, software and networks, as well as those of third-party vendors we utilize, may be vulnerable to unauthorized access, computer viruses, malicious attacks and other events that could have a security impact beyond our control. Our staff, technologies, systems, networks, and those of third-parties we utilize also may become the target of cyber-attacks, unauthorized access, malicious code, computer viruses, denial of service attacks, ransomware, and physical attacks that could result in information security breaches, the unauthorized release, gathering, monitoring, misuse, loss or destruction of our or our customers' confidential, proprietary and other information, or otherwise disrupt our or our vendors' operations. We also routinely transmit and receive personal, confidential and proprietary information through third parties, which may be vulnerable to interception, misuse, or mishandling.

Digital-first customer business models, which we may have to rely on to compete or provide customer service, may increase the risk of cybersecurity incidents. Customers may use their own devices to utilize our services, apply for loans, make payments, or the like, and not all customers may have appropriate controls in place to protect their devices and information exchanged between them and us.

If one or more of such events occur, personal, confidential, and other information processed and stored in, and transmitted through our computer systems and networks, or those of third-party vendors, could be compromised or could cause interruptions or malfunctions in our operations that could result in significant losses, loss of confidence and business from customers, customer dissatisfaction, significant litigation, regulatory exposures, and harm to our reputation and brand.

In the event personal, confidential, or other information is threatened, intercepted, misused, mishandled, or compromised, we may be required to expend significant additional resources to modify our protective measures, to investigate the circumstances surrounding the event, and implement mitigation and remediation measures. We also may be subject to fines, penalties, litigation (including securities fraud class action lawsuits), regulatory investigation costs and settlements and financial losses that are either not insured against or not fully covered through any insurance maintained by us. If one or more of such events occur, our business, financial condition and/or results of operations could be significantly and adversely affected.

***Disruptions or outages in various information systems could impair business operations, delay services, and negatively affect customer experience and financial performance.***

Our business and reputation may be materially impacted by information system failures or network disruptions. We rely heavily on communications and information systems to conduct our business. Each branch is part of an information network that is designed to permit us to maintain adequate cash inventory, reconcile cash balances on a daily basis, and report revenues and expenses to our headquarters. Any failure or interruption of these systems, including any failure of our back-up systems, network outages, slow performance, breaches, unauthorized access, misuse, computer viruses, or other failures or disruptions could result in disruption to our business or the loss or theft of confidential information, including customer information. A disruption could impair our ability to offer and process our loans, provide customer service, perform collections or other necessary business activities, which could result in a loss of customer confidence or business, subject us to additional regulatory scrutiny or negative publicity, or expose us to civil litigation and possible financial liability, or otherwise materially adversely affect our financial condition and operating results. Furthermore, we may not be able to immediately detect any such breach, which may increase the losses that we would suffer. In addition, our existing insurance policies may not reimburse us for all of the damages that we might incur as a result of a breach or other information system failure or network disruption.

***Slower adoption of new technologies compared to competitors may reduce competitiveness and adversely impact growth, financial condition, and liquidity.***

The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial and lending institutions to better serve customers and reduce costs. Our future success and, in particular, the success of our centralized operations, will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. We may not be able to effectively implement new technology-driven products and services as quickly as some of our competitors or be successful in marketing these products and services to our existing and new customers. Failure to successfully keep pace with technological change affecting the financial services industry could harm our ability to compete with our competitors and adversely affect our results of operations, financial condition, and liquidity.

***The development, use, or failure to adopt AI and other emerging technologies may adversely affect our business and expose us to legal, regulatory, and reputational risks.***

The use, adoption, or governance of AI or other emerging technologies, whether in Company-developed tools, third-party vendor solutions, or by malicious actors targeting the Company, could result in inaccurate or biased outputs, unauthorized data exposure, regulatory noncompliance, intellectual property loss, or new attack vectors (including AI-enhanced phishing, deepfake social engineering, and prompt injection) that may adversely impact operations, customer relationships, and financial results.

Even if using AI is necessary to compete in our industry, its use may introduce us to novel or intensified legal, regulatory, ethical, operational, reputational, or other risks. AI models employed by us or our providers might be flawed due to improper design, implementation, or training, based on data or algorithms that are incomplete, inadequate, misleading, biased, or of poor quality. These flaws may not be easily identifiable. If AI we utilize is deficient, inaccurate, or controversial, we could experience operational inefficiencies, competitive disadvantages, legal and regulatory challenges, brand or reputational damage, or other negative impacts on our business and financial performance. Additionally, there is no certainty that our use of AI will successfully enhance our business operations or achieve our intended outcomes, and our competitors may adopt AI more swiftly or effectively than we do. Similarly, our business may become reliant on AI technologies or models, and in the future these technologies or models may not remain available, or become unavailable at the capacity or pricing we require to operate our business.

***Evolving data privacy or AI laws may increase compliance and technology costs, potentially impacting financial results and operational efficiency.***

We are subject to various federal and state privacy, data protection, and information security laws and regulations, including requirements concerning security breach notification. Various federal and state regulatory agencies require us to notify customers in the event of a security breach. Moreover, federal and state legislators are increasingly considering and implementing new guidance, laws, and regulations. Compliance with current or future privacy, data protection and information security laws affecting customer or employee data to which we are subject could result in higher compliance and technology costs and could materially and adversely affect our profitability. Our failure to comply with privacy, data protection and information security laws may require us to change our business practices or operational structure, and could subject us to potentially significant regulatory and/or governmental investigations and/or actions, litigation, fines, sanctions, and damage to our reputation.

Similarly, AI usage is subject to a range of existing laws and regulations, including those related to fair lending, consumer protection, intellectual property, cybersecurity, data privacy, and equal opportunity. AI is also expected to be governed by new laws and regulations, or new applications of existing laws and regulations. AI is under ongoing scrutiny by various governmental and regulatory bodies, and changes in laws and regulations governing AI may adversely affect our ability to utilize AI. It is anticipated that AI will be subject to new laws and regulations or novel interpretations of existing ones. Various governmental and regulatory bodies are continuously reviewing AI, and any changes in the legal landscape could impact our ability to leverage AI effectively. We may find it challenging to predict and adapt to these rapidly evolving legal requirements.

***Theft or misuse of physical customer or employee records at facilities could lead to data exposure, legal liability, and reputational damage.***

Our branch offices and centralized headquarters have physical and electronic customer records necessary for day-to-day operations that contain extensive confidential information about our customers. We also retain physical records in various storage locations. The loss or theft of customer information and data from our branch offices, headquarters, or other storage locations could subject us to additional regulatory scrutiny and penalties and could expose us to civil litigation and possible financial liability, which could have a material adverse effect on our results of operations, financial condition and liquidity. In addition, if we cannot locate original documents (or copies, in some cases) for certain loans receivables, we may not be able to collect on those loans receivables.

***Catastrophic events affecting off-site data centers, centralized IT functions, or critical third-party cloud infrastructure could disrupt operations and materially impact business continuity and financial performance.***

Our information systems, and administrative and management processes could be disrupted if a catastrophic event, such as severe weather, natural disaster, power outage, act of war or terror or similar event, destroyed or severely damaged our infrastructure. Similarly, catastrophic events affecting infrastructure elsewhere in the world may shift load to infrastructure we use, and thus indirectly but adversely impact our business continuity or performance. Any such catastrophic event or other unexpected disruption of our headquarters' functions or off-site data centers could have a material adverse effect on our business, results of operations, and financial condition.

***A small number of shareholders may exert significant influence over matters requiring shareholder approval, and such shareholders may have interests that conflict with the interests of other investors.***

As of March 31, 2026, based on filings made with the SEC and other information made available to us, Prescott General Partners, LLC and its affiliates beneficially owned approximately 46.3% of our common stock. As a result, these shareholders are able to significantly influence matters presented to shareholders, including the election and removal of directors, the approval of significant corporate transactions, such as any reclassification, reorganization, merger, consolidation or sale of all or substantially all of our assets, and the control of our management and affairs, including executive compensation arrangements. Their interests may conflict with the interests of our other security holders.

***Challenges in identifying, executing, or integrating acquisitions may lead to financial losses, operational disruption, or increased credit risk, adversely impacting results of operations.***

We have previously acquired, and in the future may acquire, assets or businesses, including large portfolios of loans receivable, either through the direct purchase of such assets or the purchase of the equity of a company with such a portfolio. Since we will not have originated or serviced the loans we acquire, we may not be aware of legal or other deficiencies related to origination or servicing, and our due diligence efforts of the acquisition prior to purchase may not uncover those deficiencies. Further, we may have limited recourse against the seller of the portfolio.

In pursuing these transactions, we may experience, among other things:

- overvaluing potential targets;
- difficulties in integrating any acquired companies or branches into our existing business, including integration of account data into our information systems;
- inability to realize the benefits we anticipate in a timely fashion, or at all;
- unexpected losses due to the acquisition of loan portfolios with loans originated using less stringent underwriting criteria;
- significant costs, charges, or write-downs; or
- unforeseen operating difficulties that require significant financial and managerial resources that would otherwise be available for the ongoing development and expansion of our existing operations.

***Risks Related to our Indebtedness***

***We depend to a substantial extent on borrowings under our revolving credit agreement and warehouse facility to fund our liquidity needs.***

Our revolving credit agreement allows us to borrow up to $640.0 million, with an accordion feature permitting the maximum aggregate commitments to increase to $790.0 million provided that certain conditions are met. The maturity date of the revolving credit agreement is July 22, 2028. Pursuant to the terms of our revolving credit agreement, we are required to comply with a number of covenants and conditions, including a minimum borrowing base calculation. Our warehouse facility allows us to borrow up to $175.0 million. The maturity date of the warehouse facility is September 29, 2027. If our existing sources of liquidity become insufficient to satisfy our financial needs or our access to these sources becomes unexpectedly restricted, we may need to try to raise additional capital in the future. If such an event were to occur, we can give no assurance that such alternate sources of liquidity would be available to us at all or on favorable terms. Additional information regarding our liquidity risk is included in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

***Taking on additional debt or liabilities may heighten financial risk, reduce flexibility, and increase pressure on the ability to meet repayment terms or maintain favorable lending conditions.***

We may incur a substantial amount of debt in the future. As of March 31, 2026, the Company's debt outstanding was $587.2 million and our total debt-to-equity ratio was approximately 1.7 to 1.0. The amount of debt we may incur in the future could have important consequences, including the following:

- our ability to obtain additional financing for working capital, debt refinancing, share repurchases or other purposes could be impaired;
- a substantial portion of our cash flows from operations will be dedicated to paying principal and interest on our debt, reducing funds available for other purposes;
- we may be vulnerable to interest rate increases, as borrowings under our revolving credit agreement and warehouse facility bear interest at variable rates, as may any future debt that we incur;
- we may be at a competitive disadvantage to competitors that are not as highly leveraged;
- we could be more vulnerable to adverse developments in our industry or in general economic conditions;
- we may be restricted from taking advantage of business opportunities or making strategic acquisitions;
- we may be limited in our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- we may have difficulty satisfying our obligations under the debt if accelerated upon the occurrence of an event of default; and
- we may be more vulnerable to periods of negative or slow growth in the general economy or in our business.

In addition, meeting our anticipated liquidity requirements is contingent upon our continued compliance with our revolving credit agreement and warehouse facility. An acceleration of our debt would have a material adverse effect on our liquidity and our ability to continue as a going concern. If our debt obligations increase, whether due to the increased cost of existing indebtedness or the incurrence of additional indebtedness, the consequences described above could be magnified.

Although the terms of our revolving credit agreement and warehouse facility contain restrictions on our ability to incur additional debt, as well as any future debt that we incur, these restrictions are subject, or likely to be subject, in the case of any future debt, to exceptions that could permit us to incur a substantial amount of additional debt. In addition, our existing and future debt agreements will not prevent us from incurring certain liabilities that do not constitute indebtedness as defined for purposes of those debt agreements. If new debt or other liabilities are added to our current debt levels, the risks associated with our having substantial debt could intensify. As of March 31, 2026, we had $90.1 million available for borrowing under our revolving credit agreement and $31.7 million available for borrowing under our warehouse facility, subject to borrowing base limitations and other specified terms and conditions.

***If cash flows are insufficient to meet debt obligations and operational needs, the Company may be required to restructure debt, reduce spending, or pursue alternative financing, which could impact financial stability.***

Our ability to make scheduled payments on the principal of, to pay interest on, or to refinance our indebtedness will depend in part on our cash flows from operations, which are subject to regulatory, economic, financial, competitive, and other factors beyond our control. We may not generate a level of cash flows from operations sufficient to permit us to meet our debt service obligations. If we are unable to generate sufficient cash flows from operations to service our debt, we may be required to sell assets, refinance all or a portion of our existing debt, obtain additional financing, or obtain additional equity capital on terms that may be onerous or highly dilutive. There can be no assurance that any refinancing will be possible or that any asset sales or additional financing can be completed on acceptable terms or at all.

***Restrictions imposed by debt agreements may limit the Company's ability to pursue certain strategic, operational, or financial activities, potentially constraining business flexibility.***

Our revolving credit agreement and warehouse facility contain covenants that restrict our ability to, among other things:

- incur and guarantee debt;
- pay dividends or make other distributions on or redeem or repurchase our stock;
- make investments or acquisitions;
- create liens on our assets;
- sell assets;
- merge with or into other companies;
- enter into transactions with shareholders and other affiliates; and
- make capital expenditures.

Our revolving credit agreement also imposes requirements that we maintain specified financial measures not in excess of, or not below, specified levels. In particular, our revolving credit agreement requires, among other things, that we maintain (i) at all times a specified minimum consolidated net worth, (ii) as of the end of each fiscal quarter, a minimum ratio of consolidated net income available for fixed charges for the period of four consecutive fiscal quarters most recently ended to consolidated fixed charges for that period of not less than a specified minimum, (iii) at all times a specified maximum ratio of total debt on a consolidated basis to consolidated adjusted net worth and (iv) at all times a specified maximum asset quality indicator.

Additionally, our warehouse credit agreement requires, among other things, that we maintain (i) a specified minimum tangible net worth, (ii) a specified maximum ratio of debt to tangible net worth as of the end of each fiscal quarter, (iii) a specified minimum liquidity amount, and (iv) a specified minimum of unrestricted cash and cash equivalents.

These covenants limit the manner in which we can conduct our business and could prevent us from engaging in favorable business activities or financing future operations and capital needs and impair our ability to successfully execute our strategy and operate our business.

A breach of any of the covenants in our revolving credit agreements would result in an event of default thereunder. Any event of default would permit the creditors to accelerate the related debt, which could also result in the acceleration of any other or future debt containing a cross-acceleration or cross-default provision. In addition, an event of default under our revolving credit agreements would permit the lenders thereunder to terminate all commitments to extend further credit. Furthermore, if we were unable to repay the amounts due and payable under the revolving credit agreements or any other secured debt we may incur, the lenders thereunder could cause the collateral agent to proceed against the collateral securing that debt. In the event our creditors accelerate the repayment of our debt, there can be no assurance that we would have sufficient assets to repay that debt, and our financial condition, liquidity and results of operations would suffer. Additional information regarding our revolving credit facility and warehouse facility are included in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

***Adverse conditions in U.S. or international capital markets may affect lending partners, increase funding costs, and reduce available liquidity, negatively impacting the Company's financial position and operating results.***

Turbulence in the global or domestic capital markets or other macro-economic factors can result in disruptions in the financial sector, including bank failures, and can affect lenders with which we have relationships, including members of the syndicate of banks that are lenders under our revolving credit agreement. Disruptions in the financial sector may increase our exposure to credit risk and adversely affect the ability of lenders to perform under the terms of their lending arrangements with us. Failure by our lenders to perform under the terms of our lending arrangements could cause us to incur additional costs that may adversely affect our liquidity, financial condition, and results of operations. There can be no assurance that future disruptions in the financial sector will not occur, which could have adverse effects on our business. Additional information regarding our liquidity and related risks is included in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

***Risks Related to Legal Proceedings and Regulation***

***Adverse federal legislative or regulatory changes, or noncompliance with existing or future laws, could result in enforcement actions or require the Company to modify, suspend, or cease part or all of its operations.***

We are subject to numerous federal laws and regulations that affect our lending operations. From time to time, we may become involved in formal and informal reviews, investigations, examinations, proceedings, and information-gathering requests by federal and state government and self-regulatory agencies. Should we become subject to such an investigation, examination, or proceeding, the matter could result in material adverse consequences to us, including, but not limited to, increased compliance costs, adverse judgments, significant settlements, fines, penalties, injunction, or other actions.

The laws and regulations directly affecting our lending activities have been under review and subject to change in recent years as a result of various developments and changes in economic conditions, the make-up of the executive and legislative branches of government, and the political and media focus on issues of consumer and borrower protection. Any changes in such laws and regulations could force us to modify, suspend, or cease part or, in the worst case, all of our existing operations. It is also possible that the scope of federal regulations could change or expand in such a way as to preempt what has traditionally been state law regulation of our business activities. See Part I, Item 1, "Description of Business-Government Regulation" for more information regarding legislation we are subject to and related risks.

***The Company is no longer under the supervisory authority of the CFPB. However, regulations issued by the CFPB or investigations by the CFPB could adversely impact earnings due to, among other things, increased compliance costs or costs due to noncompliance.***

In July 2010 the Dodd-Frank Act was enacted. The Dodd-Frank Act restructured and enhanced the regulation and supervision of the financial services industry and created the CFPB, an agency with sweeping regulatory and enforcement authority over consumer financial transactions. The CFPB's rulemaking and enforcement authority extends to certain non-depository institutions, including us. The CFPB is specifically authorized, among other things, to take actions to prevent companies providing consumer financial products or services and their service providers from engaging in unfair, deceptive or abusive acts or practices in connection with consumer financial products and services, and to issue rules requiring enhanced disclosures for consumer financial products or services. The CFPB also has authority to interpret, enforce, and issue regulations implementing enumerated consumer laws, including certain laws that apply to our business. Further, the CFPB has authority to designate non-depository "larger participants" in certain markets for consumer financial services and products for purposes of the CFPB's supervisory authority under the Dodd-Frank Act. Such designated "larger participants" are subject to reporting and on-site compliance examinations by the CFPB, which may result in increased compliance costs and potentially greater enforcement risks based on these supervisory activities. Although the CFPB has not yet developed a "larger participant" rule that directly covers the Company's installment lending business, the Company believes that the implementation of any such rules would likely bring the Company's business under the CFPB's direct supervisory authority. In addition, even in the absence of a "larger participant" rule, the CFPB has the power to order individual nonbank financial institutions to submit to supervision where the CFPB has reasonable cause to determine that the institution is engaged in "conduct that poses risks to consumers" under 12 USC 5514(a)(1)(C). In 2022, the CFPB announced that it has begun using this "dormant authority" to examine nonbank entities and the CFPB is attempting to expand the number of nonbank entities it currently supervises. Specifically, the CFPB issued a public designation order setting forth its determination that the Company had met the legal requirements for supervision (the "Order"). Pursuant to the terms of the Order, the CFPB had supervisory authority over the Company until such time as the Order is terminated. Importantly, on May 12, 2025, the CFPB withdrew the Order, indicating that the CFPB "is shifting its supervisory priorities to focus on pressing threats to consumers" and that supervision of the Company "is not consistent with these priorities." Additionally, the CFPB has recently signaled that, under current leadership, it would take a less aggressive posture with respect to supervision and enforcement of regulated entities.

Although the Dodd-Frank Act prohibits the CFPB from setting interest rates on consumer loans, efforts to create a federal usury cap, applicable to all consumer credit transactions and substantially below rates at which the Company could continue to operate profitably, are still ongoing. Any federal legislative or regulatory action that severely restricts or prohibits the provision of small-loan consumer credit and similar services on terms substantially similar to those we currently provide would, if enacted, have a material adverse impact on our business, prospects, results of operations, and financial condition. Any federal law that would impose a maximum annualized credit rate cap in the range of 36% on our products would, if enacted, almost certainly eliminate our ability to continue our current operations. Given the uncertainty associated with the manner in which various expected provisions of the Dodd-Frank Act have been and are expected to continue to be implemented by the various regulatory agencies and through regulations, the full extent of the impact such requirements will have on our operations remains unclear; however, these regulations have increased and are expected to further increase our cost of doing business and time spent by management on regulatory matters, which may have a material adverse effect on the Company's operations and results.

In 2017, the CFPB issued a final rule under its unfair, deceptive and abusive acts and practices rulemaking authority relating to payday and certain high-cost installment loans (the "Rule"). The Rule curtails repeated unsuccessful attempts to debit consumers' accounts for short-term loans, balloon payment loans, and installment loans that involve a payment authorization and an annual percentage rate over 36% ("payment requirements"). The Rule's ability to repay requirements were rescinded in July 2020. Implementation of the Rule's payment requirements may require changes to the Company's practices and procedures for such loans, which could materially and adversely affect the Company's ability to make such loans, the cost of making such loans, the Company's ability to, or frequency with which it could, refinance any such loans, and the profitability of such loans. Additionally, any further regulatory changes to the Rule could have effects beyond those currently contemplated that could further materially and adversely impact our business and operations.

In addition to the specific matters described above, other aspects of our business may be the subject of future CFPB rulemaking. The enactment of one or more of such regulatory changes, or the exercise of broad regulatory authority by regulators, including but not limited to, the CFPB, having jurisdiction or supervisory authority over the Company's business or discretionary consumer financial transactions, generically, could materially and adversely affect our business, results of operations and prospects. See Part I, Item 1, "Description of Business-Government Regulation" for more information regarding legislation we are subject to and related risks.

***Litigation or regulatory actions—including challenges to arbitration provisions in customer agreements—may result in class actions, fines, penalties, or judgments that increase expenses and materially impact the Company's business, financial condition, and operating results.***

In the normal course of business, from time to time, we have been involved in various legal actions, including arbitration, class actions and other litigation, arising in connection with our business activities. All such legal proceedings are inherently unpredictable and, regardless or the merits of the claims, litigation is often expensive, time consuming, disruptive to our operations and resources, and distracting to management. If resolved against us, such legal proceedings could result in excessive verdicts and judgments, injunctive relief, equitable relief, and other adverse consequences that may affect our financial condition and how we operate our business. Similarly, if we settle such legal proceedings, it may affect our financial condition and how we operate our business. Future court decisions, alternative dispute resolution awards, business expansion or legislative activity may increase our exposure to litigation and regulatory investigations. In some cases, substantial non-economic remedies or punitive damages may be sought.

Although we maintain liability insurance coverage, there can be no assurance that such coverage will cover any particular verdict, judgment, or settlement that may be entered against us, that such coverage will prove to be adequate, or that such coverage will continue to remain available on acceptable terms, if at all. If in any legal proceeding we incur liability or defense costs that exceed our insurance coverage or that are not within the scope of our insurance coverage, it could have a material adverse effect on our business, financial condition, and results of operations.

Certain legal actions include claims for substantial compensatory and punitive damages, or claims for indeterminate amounts of damages. While the arbitration provisions in our customer agreements historically have limited our exposure to consumer class action litigation, there can be no assurance that we will be successful in enforcing our arbitration clause in the future. There may also be legislative, administrative or regulatory efforts to directly or indirectly prohibit the use of pre-dispute arbitration clauses, or we may be compelled as a result of competitive pressure or reputational concerns to voluntarily eliminate pre-dispute arbitration clauses.

Additionally, if we are subject to regulatory actions or other litigation, we may not be able to maintain all requisite licenses and permits or obtain additional licenses and permits necessary for future business operations, and the failure to satisfy those or other regulatory requirements could have a material adverse effect on our business, financial condition, and results of operations. Material changes in laws or regulations applicable to us could also subject us to additional licensing, registration and other regulatory requirements in the future or could adversely affect our business, financial condition, and results of operations.

***Unfavorable state legislation, executive orders, regulatory actions, or adverse legal outcomes may require the Company to cease, suspend, or modify operations in affected states, potentially resulting in material impacts to business, financial condition, and operating results.***

In addition to federal laws and regulations, we are subject to numerous state laws and regulations that affect our lending activities. Many of these regulations impose detailed and complex constraints on the terms of our loans, lending forms and operations. Failure to comply with applicable laws and regulations could subject us to regulatory enforcement action that could result in the assessment against us of civil, monetary, or other penalties, including the suspension or revocation of our licenses to lend in one or more jurisdictions.

As discussed elsewhere in this report, the Company's operations are subject to extensive state and federal laws and regulations, and changes in those laws or regulations or their application could have a material adverse effect on the Company's business, results of operations, prospects, or ability to continue operations in the jurisdictions affected by these changes. See Part I, Item 1, "Description of Business-Government Regulation" for more information regarding this legislation and related risks.

Passage of adverse legislation, such as rate caps on financial lending products or similar initiatives, in any of the states in which we operate could have a material adverse effect on the Company's business, results of operations, prospects, or ability to continue operations in the jurisdictions affected by such changes. We can give no assurance that the laws and regulations that govern our business, or the interpretation or administration of those laws and regulations, will remain unchanged or that any such future changes will not materially and adversely affect or in the worst case, eliminate the Company's lending practices, operations, profitability, or prospects.

In addition, any adverse change in existing laws or regulations, or any adverse interpretation or litigation relating to existing laws and regulations in any state in which we operate, could subject us to liability for prior operating activities or could lower or eliminate the profitability of our operations going forward by, among other things, reducing the amount of interest and fees we can charge in connection with our loans. If these or other factors lead us to close our branches in a state, then in addition to the loss of net revenues attributable to that closing, we would also incur closing costs such as lease cancellation payments and we would have to write off assets that we could no longer use. If we were to suspend rather than permanently cease our operations in a state, we may also have continuing costs associated with maintaining our branches and our employees in that state, with little or no revenues to offset those costs.

***Changes in local laws, ordinances, or regulatory interpretations may disrupt operations in specific jurisdictions, increase compliance costs, or limit the Company's ability to offer certain products or services.***

In addition to state and federal laws and regulations, our business is subject to various local laws and regulations, such as local zoning regulations. Local zoning boards and other local governing bodies have been increasingly restricting the permitted locations of consumer finance companies. Any future actions taken to require special use permits for or impose other restrictions on our ability to provide products could adversely affect our ability to expand our operations or force us to attempt to relocate existing branches. If we were forced to relocate any of our branches, in addition to the costs associated with the relocation, we may be required to hire new employees in the new areas, which may adversely impact the operations of those branches. Relocation of an existing branch may also hinder our collection abilities, as our business model relies in part on the locations of our branches being close to where our customers live in order to successfully collect on outstanding loans.

Changes in laws or regulations may have a material adverse effect on all aspects of our business in a particular state and on our overall business, financial condition, and results of operations, including our ability to generate new loans and the manner in which existing loans are serviced and collected.

***Defaults or force majeure events affecting key third-party vendors or service providers may disrupt operations, impair service delivery, and negatively impact the Company's performance.***

We rely upon third parties for the performance of certain functions within our operations. If the third-party contracts were breached or disrupted by events of force majeure, we may be unable to service the needs of our customers or replace the third party with an alternative provider in a timely manner. Such failure could have a material adverse impact on our business, results of operations, and financial condition. Further, federal and state regulators have been scrutinizing the practices of lead aggregators and providers recently. If regulators place restrictions on certain practices by lead aggregators or providers, our ability to use them as a source for applicants could be affected.

***The decentralized nature of origination and servicing, including reliance on third parties, may increase the risk of inconsistent practices, reduced oversight, and misconduct, which could result in monetary loss, legal liability, regulatory scrutiny, or reputational harm.***

There is a risk that our employees or third-party contractors could engage in misconduct that adversely affects our business. Due to the general decentralized nature in which the loan application process occurs, employee misconduct or error in the application or closing process could also result in the origination of loans that do not satisfy our underwriting standards, which could in turn have a material adverse effect on our results of operations and financial condition. Additionally, for example, if an employee or a third-party contractor were to engage in, or be accused of engaging in, illegal or suspicious activities including fraud or theft, we could suffer direct losses from the activity. Additionally, we could be subject to regulatory sanctions and suffer serious harm to our reputation, financial condition, customer relationships and ability to attract future customers. Employee or third-party misconduct could prompt regulators to allege or to determine based upon such misconduct that we have not established adequate supervisory systems and procedures to inform employees of applicable rules or to detect violations of such rules. Our branches have experienced employee fraud from time to time, and it is not always possible to deter employee or third-party misconduct. The precautions that we take to detect and prevent misconduct may not be effective in all cases. Misconduct by our employees or third-party contractors, or even unsubstantiated allegations of misconduct, could result in a material adverse effect on our reputation and our business.

***The sale of defaulted or charged-off loan accounts may expose the Company to increased regulatory scrutiny, reputational risk, and potential financial loss.***

As part of our business, we sell loans that are charged off. If we do not appropriately assess a debt buyer's collection practices for compliance with laws and regulations, there is risk potential. Failure to appropriately select and manage debt buyers can lead to additional regulatory scrutiny, penalties and potentially limit our collection practices on certain debts. In addition, if we do not maintain and provide sufficient documentation of the loans sold, debt buyers may pursue collection without complete and accurate information, subjecting us to potential fines by regulators as well as repurchase risk from debt buyers.

**General Risk Factors**

***Limitations in risk identification, assessment, or mitigation may weaken the Company's risk management framework and expose the business to unexpected losses or compliance failures.***

We could incur substantial losses and our business operations could be disrupted if we are unable to effectively identify, manage, monitor, and mitigate financial risks, such as credit risk, interest rate risk, prepayment risk, liquidity risk, and other market-related risks, as well as regulatory and operational risks related to our business, assets, and liabilities. Our risk management policies, procedures, and techniques may not be sufficient to identify all of the risks we are exposed to, mitigate the risks we have identified, or identify additional risks to which we may become subject in the future.

***Significant turnover or instability within the senior management team may disrupt strategic execution, impact employee engagement, and adversely affect business performance.***

We have experienced significant management transitions in the past six months, including the resignation of our former President and Chief Executive Officer, appointment of an interim President and Chief Executive Officer, retirement of our Executive Vice President and Chief Branch Operations Officer and appointment of a new Executive Vice President and Chief Operating Officer. There may be additional resignations and appointments in our senior management team in the future. Executive leadership transitions can be inherently difficult to manage and may cause disruption to our business. In addition, management transition inherently causes some loss of institutional knowledge, which can negatively affect strategy and execution, and our results of operations and financial condition could be negatively impacted as a result. The loss of services of one or more other members of senior management, or the inability to attract qualified permanent replacements, could have a material adverse effect on our business. If we fail to successfully attract and appoint permanent replacements with the appropriate expertise, we could experience increased employee turnover and harm to our business, results of operations, cash flow and financial condition. The search for permanent replacements could also result in significant recruiting and relocation costs.

***The departure or replacement of key personnel, and challenges in attracting or retaining high-performing employees—may disrupt operations and negatively affect the Company's business and financial results.***

Our future success significantly depends on the continued service and performance of our key management personnel. We have recently experienced significant changes in our executive leadership. Effective April 13, 2026, R. Chad Prashad resigned as our President and Chief Executive Officer and as a director, and the Board appointed Janet L. Matricciani as Interim President and Chief Executive Officer while it searches for a permanent successor. Effective February 17, 2026, J. Tobin Turner was appointed Executive Vice President and Chief Operating Officer, succeeding D. Clinton Dyer, who retired on March 31, 2026.

Leadership transitions of this nature may disrupt our business by diverting management attention, creating uncertainty among employees, customers, lenders, and other stakeholders, and impeding execution of our strategy. Operating under an interim Chief Executive Officer may heighten these risks. We have incurred, and expect to continue to incur, costs in connection with these transitions, including severance and accelerated equity vesting payable to our former Chief Executive Officer and costs associated with the search for a permanent successor.

Competition for skilled employees is intense. Our operating results could be adversely affected by higher turnover or increased compensation costs. We depend on our ability to retain key management, operational, compliance, finance, and administrative personnel, and to attract and motivate employees who will fit our culture of compliance and customer service. If we are unable to manage our recent leadership transitions effectively, retain other members of our senior management team, identify and successfully integrate a permanent Chief Executive Officer on a timely basis, or attract and retain other skilled employees at a reasonable cost, our business, financial condition, and results of operations may be materially and adversely affected.

***Changes in tax laws or regulations, or adverse interpretations or rulings by tax authorities, may increase the Company's tax burden or negatively impact financial condition and operating results.***

We are subject to taxation at the federal, state and local levels. Furthermore, we are subject to regular review and audit by tax authorities. While we believe our tax positions will be sustained, the final outcome of tax audits and related litigation may differ materially from the tax amounts recorded in our Consolidated Financial Statements, which could adversely impact our cash flows and financial results.

***Negative public perception, media coverage, or stakeholder sentiment may damage the Company's reputation, leading to reduced customer trust, regulatory scrutiny, or business disruption.***

Maintaining a strong reputation is critical to our ability to attract and retain customers, investors, and employees. Harm to our reputation can arise from many sources, including employee misconduct, misconduct by third-party service providers or other vendors, litigation or regulatory actions, failure by us to meet minimum standards of service and quality, inadequate protection of customer information, and compliance failures. Negative publicity regarding our Company (or others engaged in a similar business or similar activities), whether or not accurate, may damage our reputation, which could have a material adverse effect on our business, results of operations, and financial condition.

***Failure to maintain effective controls and procedures may result in inaccurate financial reporting, regulatory consequences, or loss of investor confidence, potentially affecting operations, financial condition, and stock performance.***

We are required to maintain disclosure controls and procedures and internal control over financial reporting. Section 404(a) of the Sarbanes Oxley Act requires us to include in our annual reports on Form 10-K an assessment by management of the effectiveness of our internal control over financial reporting. Section 404(b) of the Sarbanes Oxley Act requires us to engage our independent registered public accounting firm to attest to the effectiveness of our internal control over financial reporting. We expect to incur significant expenses and to devote resources to Section 404 compliance on an ongoing basis. It is difficult for us to predict how long it will take or how costly it will be to complete the assessment of the effectiveness of our internal control over financial reporting for each year and to remediate any deficiencies in our internal control over financial reporting.

If we identify a material weakness in our controls and procedures, our ability to record, process, summarize, and report financial information accurately and within the time periods specified in the rules and forms of the SEC could be adversely affected. In addition, remediation of a material weakness would require our management to devote significant time and incur significant expense. A material weakness is a deficiency, or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. If we are unable to maintain effective controls and procedures, we could lose investor confidence in the accuracy and completeness of our financial reports, and we may be subject to investigation or sanctions by the SEC. Any such consequence or other negative effect could adversely affect our operations, financial condition, and the trading price of our common stock.

***Frequent turnover among branch managers and staff may disrupt operations, increase staffing costs, and negatively impact customer experience, regulatory compliance, and the Company's overall financial performance.***

The annual turnover as of March 31, 2026 among our branch employees was approximately 51.0%. This turnover increases our cost of operations and makes it more difficult to operate our branches. If we are unable to keep our employee turnover rates consistent with historical levels or if unanticipated problems arise from our high employee turnover, our business, results of operations, and financial condition could be adversely affected.

***The absence of dividend payments may decrease the Company's attractiveness to income-focused investors and impact shareholder sentiment.***

Since 1989, we have not declared or paid cash dividends on our common stock and may not pay cash dividends in the foreseeable future. As a result, our common stock may be less attractive to certain investors than the stock of dividend-paying companies. Investors may need to rely on sales of their common stock after price appreciation, which may not occur, as the only way to realize future gains on their investment.

***Various provisions of our charter documents and applicable laws could delay or prevent a change of control that shareholders may favor.***

Provisions of our articles of incorporation, South Carolina law, and the laws in several of the states in which our operating subsidiaries are incorporated could delay or prevent a change of control that the holders of our common stock may favor or may impede the ability of our shareholders to change our management. In particular, our articles of incorporation and South Carolina law, among other things, authorize our Board of Directors to issue preferred stock in one or more series, without shareholder approval, and will require the affirmative vote of holders of two-thirds of our outstanding shares of voting stock, to approve our merger or consolidation with another corporation. Additional information regarding the similar effect of laws in certain states in which we operate is described in Part 1, Item 1, "Description of Business - Government Regulation."

***Broad stock market fluctuations—driven by economic, geopolitical, or investor sentiment factors—may materially impact the trading price of the Company's common stock, regardless of Company performance.***

The Company's common stock price has been and is likely to continue to be subject to significant volatility. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions or the geopolitical environment, including the ongoing conflict in Iran and the Russia-Ukraine War, could reduce the market price of shares of our common stock in spite of our operating performance. Additionally, a variety of factors could cause the price of the common stock to fluctuate, perhaps substantially, including, general market fluctuations resulting from factors not directly related to the Company's operations or the inherent value of its common stock; state or federal legislative or regulatory proposals, initiatives, actions or changes that are, or are perceived to be, adverse to our operations or the broader consumer finance industry in general; announcements of developments related to our business; fluctuations in our operating results and the provision for credit losses; low trading volume in our common stock; decreased availability of our common stock resulting from stock repurchases and concentrations of ownership by large or institutional investors; general conditions in the financial service industry; developments in domestic or international tariffs or trade agreements, disruption to the domestic financial services industry, the domestic or global economy, including inflationary pressures, or the domestic or global credit or capital markets; changes in financial estimates by securities analysts; our failure to meet the expectations of securities analysts or investors; negative commentary regarding our Company and corresponding short-selling market behavior; adverse developments in our relationships with our customers; investigations or legal proceedings brought against the Company or its officers; or significant changes in our senior management team.

***Changes in accounting rules, regulations, or interpretations may materially affect the Company's reported financial results and disclosures.***

New accounting rules or regulations, changes to existing accounting rules or regulations, and changing interpretations of existing rules and regulations have been issued or occurred and may continue to be issued or occur in the future. Our methodology for valuing our loans receivable and otherwise accounting for our business is subject to change depending upon the changes in, and interpretation of, accounting rules, regulations, or interpretations. Any such changes to accounting rules, regulations, or interpretations could negatively affect our reported results of operations and could negatively affect our financial condition through increased cost of compliance.

In addition, the FASB may propose changes to financial accounting and reporting standards that govern key aspects of our financial statements, including areas where assumptions or estimates are required. As a result of changes to financial accounting or reporting standards, whether promulgated or required by the FASB or other regulators, we could be required to change certain assumptions or estimates we previously used in preparing our financial statements, which could negatively impact how we record and report our results of operations and financial condition.

***Inaccurate or revised assumptions and estimates used in financial reporting may adversely impact the Company's reported operating results and financial condition.***

We are required to use certain assumptions and estimates in preparing our financial statements under GAAP, including determining allowances for credit losses, the fair value of financial instruments, asset impairment, reserves related to litigation and other legal matters, the fair value of share-based compensation, valuation of income and other taxes, and regulatory exposures. In addition, significant assumptions and estimates are involved in determining certain disclosures required under GAAP, including those involving the fair value of our financial instruments. If the assumptions or estimates underlying our financial statements are incorrect, the actual amounts realized on transactions and balances subject to those estimates will be different, and this could have a material adverse effect on our results of operations and financial condition.

In addition, the FASB may propose changes to several financial accounting and reporting standards that govern key aspects of our financial statements, including areas where assumptions or estimates are required. As a result of changes to financial accounting or reporting standards, whether promulgated or required by the FASB or other regulators, we could be required to change certain assumptions or estimates we previously used in preparing our financial statements, which could negatively impact how we record and report our results of operations and financial condition.

***Future issuance of additional common stock—whether for acquisitions, capital raises, or other purposes—may dilute existing shareholders and impact earnings per share.***

Except in certain circumstances, we are not restricted from issuing additional shares of common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. The market price of shares of our common stock could decline as a result of sales of a large number of shares of common stock in the market or the perception that such sales could occur. We intend to continue to evaluate acquisition opportunities and may issue shares of common stock in connection with these acquisitions. Any shares of common stock issued in connection with acquisitions, the exercise of outstanding stock options, or otherwise, would dilute the percentage ownership held by our existing shareholders.

## Item 1B.    Unresolved Staff Comments

None.

**Item 1C.    Cybersecurity**

*Cybersecurity Risk Management and Strategy*

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information.

We design and assess our program based on the NIST CSF. This does not imply that we meet any particular technical standards, specifications, or requirements, but rather that we use the NIST CSF as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program operates within the Company's overall enterprise risk management program and is aligned to the Company's business strategy. It shares common methodologies, reporting channels and governance processes that apply to other areas of our overall enterprise risk, including legal, compliance, strategic, operational, and financial risk.

As part of its responsibility to oversee the management, business, and strategy of the Company, the Company's Board of Directors reviews and approves the Company's risk management framework annually through its Audit and Compliance Committee and oversees the Company's risk management processes by informing itself about the Company's key risks and evaluating whether management has reasonable risk management and control processes in place to address those risks.

Key elements of our cybersecurity risk management program include:

- periodic risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise information technology environment;
- a security team principally responsible for managing our cybersecurity risk assessment processes, our security controls, and our response to cybersecurity incidents;
- the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;
- training and awareness programs for employees that include periodic and ongoing assessments to drive adoption and awareness of cybersecurity processes and controls;
- a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and
- a third-party risk management process for service providers, suppliers, and vendors.

We are not aware of any cybersecurity incidents that have materially affected or are reasonably likely to materially affect our Company, including its business strategies, results of operations or financial condition. We face risks from cybersecurity threats that, if realized, may materially affect our business strategy, results of operations or financial condition. Despite our efforts, we cannot provide full assurance that our cybersecurity risk management processes will be fully implemented, complied with or effective in preventing or mitigating future cybersecurity risks. Refer to Item 1A, "Risk Factors," in this annual report on Form 10-K for additional discussion about cybersecurity-related risks.

*Cybersecurity Governance*

Our Board of Directors and Audit and Compliance Committee oversee the Company's cybersecurity risk management program, which is operated by senior management. Our Board of Directors has delegated the primary responsibility to oversee cybersecurity matters to the Audit and Compliance Committee.

Both the Board of Directors and the Audit and Compliance Committee periodically review the measures we have implemented to identify and mitigate cybersecurity risks.

Our Vice President of Information Security is responsible for overseeing the Company's cybersecurity practices. He joined the Company in 2018 and has over 10 years of information security and cybersecurity experience. He has the relevant education and professional security certifications and trainings, including the Certified Information Systems Security Professional certification. In his role as Vice President of Information Security, he meets with the Audit and Compliance Committee and Board of Directors each quarter to discuss the Company's cybersecurity risk management program.

The cybersecurity team is led by the Vice President of Information Security and the Senior Vice President of IT. Our team is comprised of highly skilled analysts, all of whom hold professional certifications and have undergone extensive training to assist in safeguarding our sensitive customer data. The cybersecurity team monitors the prevention and detection (and, if applicable, the mitigation and remediation) of cybersecurity events on a day-to-day basis, reporting to the Vice President of Information Security and to our broader management team in accordance with our cybersecurity incident response plan.

We strive to integrate cybersecurity into our corporate governance, engaging with expert third parties, managing third-party risks, and ensuring that both management and the Board of Directors are actively involved in overseeing and mitigating these risks.

## Item 2.   Properties

Our headquarters is located in approximately 45,000 square feet of leased space in downtown Greenville, South Carolina. This lease expires on January 31, 2030 and includes two five-year renewal options. We also lease approximately 8,000 square feet of space in Greenville, South Carolina which expires on January 31, 2032.

As of March 31, 2026, we had 1,009 branches, most of which are leased and are classified as operating leases. Our branch leases generally provide for an initial three-to-five-year term with renewal options. Our branches are typically located in shopping centers, malls and the first floors of downtown buildings. Branches have an average size of approximately 1,600 square feet. We own all of the furniture, fixtures and computer terminals located in each of our branches.

## Item 3.   Legal Proceedings

From time to time, the Company is involved in litigation matters relating to claims arising out of its operations in the normal course of business.

Estimating an amount or range of possible losses resulting from litigation, government actions, and other legal proceedings is inherently difficult and requires an extensive degree of judgment, particularly where the matters involve indeterminate claims for monetary damages, may involve fines, penalties, or damages that are discretionary in amount, involve a large number of claimants or significant discretion by regulatory authorities, represent a change in regulatory policy or interpretation, present novel legal theories, are in the early stages of the proceedings, are subject to appeal or could result in a change in business practices. In addition, because most legal proceedings are resolved over extended periods of time, potential losses are subject to change due to, among other things, new developments, changes in legal strategy, the outcome of intermediate procedural and substantive rulings and other parties' settlement posture and their evaluation of the strength or weakness of their case against us. For these reasons, we are currently unable to predict the ultimate timing or outcome of, or reasonably estimate the possible losses or a range of possible losses resulting from, currently pending claims. Based on information currently available, the Company does not believe that any reasonably possible losses arising from currently pending legal matters will be material to the Company's results of operations or financial conditions. However, in light of the inherent uncertainties involved in such matters, an adverse outcome in one or more of these matters could materially and adversely affect the Company's financial condition, results of operations or cash flows in any particular reporting period.

## Item 4.   Mine Safety Disclosures

None.

## PART II.

## Item 5.  Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

*Market Information*

Since November 26, 1991, the Company's common stock has traded on NASDAQ and is currently listed on the NASDAQ Global Select Market ("NASDAQ") under the symbol WRLD.

*Holders*

As of May 27, 2026, there were 18 holders of record of our common stock and a significant number of persons or entities who hold their stock in nominee or "street" names through various brokerage firms.

*Dividends*

Since April 1989, the Company has not declared or paid any cash dividends on its common stock. Its policy has been to retain earnings for use in its business and selectively use cash to repurchase its common stock on the open market. In addition, the Company's revolving credit agreement contain certain restrictions on the payment of cash dividends on its capital stock. See Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources." In the future, the Company's Board of Directors may determine whether to pay cash dividends based on conditions then existing, including the Company's earnings, financial condition, capital requirements and other relevant factors.

*Issuer Purchases of Equity Securities*

On February 11, 2026, the Board of Directors authorized the Company to repurchase up to $50.0 million of the Company's outstanding common stock, inclusive of the amount that remained available for repurchase under prior repurchase authorizations. As of March 31, 2026, the Company had $12.2 million in aggregate remaining repurchase capacity under its current share repurchase program. The timing and actual number of shares of common stock repurchased will depend on a variety of factors, including the stock price, corporate and regulatory requirements, restrictions under the revolving credit facility and other market and economic conditions. The Company's stock repurchase program may be suspended or discontinued at any time.

On September 3, 2025, in accordance with its share repurchase program, the Company, after approval by the Audit and Compliance Committee, repurchased 347,064 shares of its common stock for $60.0 million in a privately negotiated transaction from certain affiliates of Prescott General Partners, LLC, who, along with its affiliates, beneficially own approximately 46.3% of the Company's common stock as of March 31, 2026. The price per share was $172.88, which was the closing market price at September 3, 2025.

The repurchase authorization does not have a stated expiration date. The following table details purchases of the Company's common stock, if any, made by the Company during the three months ended March 31, 2026:

| | (a)<br>Total number of shares purchased | (b)<br>Average price paid per share | (c)<br>Total number of shares purchased as part of publicly announced plans or programs | (d)<br>Approximate dollar value of shares that may yet be purchased under the plans or programs |
|---|---|---|---|---|
| January 1 through January 31, 2026 | — | $ — | — | $ 18,382,978 |
| February 1 through February 28, 2026 | 95,329 | 130.44 | 95,329 | 37,565,367 |
| March 1 through March 31, 2026 | 187,278 | 135.58 | 187,278 | 12,174,906 |
| Total for the quarter | **282,607** | $ **133.85** | **282,607** | |

**Comparison of Cumulative Total Return Between World Acceptance Corporation, NASDAQ Composite Index and NASDAQ Financial Index**



**Item 6.**      **[Reserved]**

**Item 7.**      **Management's Discussion and Analysis of Financial Condition and Results of Operations**

**General**

The Company's financial performance continues to be dependent in large part upon the growth in its outstanding loans receivable, the maintenance of loan quality and acceptable levels of operating expenses. Since March 31, 2022, gross loans receivable have decreased at a 4.27% annual compounded rate from $1.52 billion to $1.28 billion at March 31, 2026. We believe we can continue to improve our gross loans receivable growth rates through acquisitions, improved marketing processes, and analytics. The Company plans to enter into new markets through opening new branches and acquisitions as opportunities arise.

The Company offers an income tax return preparation and electronic filing program in all but a few of its branches. The Company prepared approximately 91,000, 82,000, and 83,000 returns in each of the fiscal years 2026, 2025, and 2024, respectively. Revenues from the Company's tax preparation business in fiscal 2026 amounted to approximately $40.4 million, a 10.6% increase over the $36.5 million earned during fiscal 2025.

The following table sets forth certain information derived from the Company's Consolidated Statements of Operations and Balance Sheets, as well as operating data and ratios, for the periods indicated:

| | Years Ended March 31, | | |
| --- | --- | --- | --- |
| | **2026** | 2025 | 2024 |
| | (Dollars in thousands) | | |
| Gross loans receivable | **$ 1,278,988** | $ 1,225,636 | $ 1,277,149 |
| Average gross loans receivable [1] | **$ 1,305,870** | $ 1,300,782 | $ 1,378,329 |
| Net loans receivable [2] | **$ 953,924** | $ 916,316 | $ 950,403 |
| Average net loans receivable [3] | **$ 971,370** | $ 965,331 | $ 1,012,544 |
| | | | |
| Expenses as a percentage of total revenue: | | | |
|   Provision for credit losses | **32.2 %** | 30.0 % | 27.4 % |
|   General and administrative | **51.6 %** | 42.7 % | 46.9 % |
|   Interest expense | **8.4 %** | 7.6 % | 8.4 % |
| Operating income as a % of total revenue [4] | **16.2 %** | 27.3 % | 25.7 % |
| | | | |
| Loan volume [5] | **2,989,614** | 2,714,988 | 2,758,260 |
| | | | |
| Net charge-offs as percent of average net loans receivable | **18.5 %** | 17.5 % | 17.7 % |
| | | | |
| Return on average assets (trailing 12 months) | **3.3 %** | 8.5 % | 7.0 % |
| | | | |
| Return on average equity (trailing 12 months) | **9.0 %** | 21.0 % | 19.1 % |
| | | | |
| Branches opened or acquired (merged or closed), net | **(15)** | (24) | (25) |
| | | | |
| Branches open (at period end) | **1,009** | 1,024 | 1,048 |

[1] Average gross loans receivable have been determined by averaging month-end gross loans receivable over the indicated period.
[2] Net loans receivable is defined as gross loans receivable less unearned interest and deferred fees.
[3] Average net loans receivable have been determined by averaging month-end gross loans receivable less unearned interest and deferred fees over the indicated period.
[4] Operating income is computed as total revenue less provision for credit losses and general and administrative expenses.
[5] Loan volume includes all loan balances originated by the Company. It does not include loans purchased through acquisitions.

**Comparison of Fiscal 2026 Versus Fiscal 2025**

Net income for fiscal 2026 was $34.6 million, a 61.2% decrease from the $89.2 million earned during fiscal 2025. The decrease in net income was primarily due to a $59.0 million increase in personnel incentive expense, primarily due to the reversal of previously recognized stock-based compensation expense in fiscal 2025 as discussed below.

Operating income (revenues less provision for credit losses and general and administrative expenses) during fiscal 2026 decreased $59.3 million.

Total revenues increased $21.0 million, or 3.7%, to $585.2 million in fiscal 2026, from $564.2 million in fiscal 2025. At March 31, 2026, the Company had 1,009 branches in operation, a decrease of 15 branches from March 31, 2025.

Interest and fee income during fiscal 2026 increased by $19.7 million, or 4.2%, from fiscal 2025. The increase was due to an increase in average net loans receivable, which increased 0.6% during fiscal 2026 compared to fiscal 2025 as well as an increase in yields. Interest and fee income was impacted by a shift away from larger, lower interest rate loans. The large loan portfolio decreased from 48.5% of the overall portfolio as of March 31, 2025, to 44.7% as of March 31, 2026.

Insurance revenue and other income increased by $1.3 million, or 1.3%, from fiscal 2025 to fiscal 2026. See Note 9 to the Consolidated Financial Statements for the material components of Insurance and other income for the fiscal years ended March 31, 2026, 2025, and 2024.

Insurance revenue decreased by $1.8 million, or 3.6%, from fiscal 2025 to fiscal 2026 due to a shift away from larger loans. The sale of insurance products is limited to large loans in several states in which we operate. Other income increased by $3.0 million, or 6.1%, from fiscal 2025 to fiscal 2026 primarily due to an increase in tax preparation revenue of $3.9 million.

The provision for credit losses during fiscal 2026 increased by $19.4 million, or 11.5%, from the previous year. Accounts that were 91 days or more past due represented 3.5% and 3.7% of our loan portfolio on a recency basis at March 31, 2026 and March 31, 2025, respectively. The table below itemizes the key components of the CECL allowance and provision impact during the year.

| CECL Allowance and Provision (Dollars in millions) | FY 2026 | FY 2025 | Difference | Reconciliation |
|---|---|---|---|---|
| Balance at beginning of period | $103.3 | $103.0 | $0.3 | |
| Change due to Growth | $4.3 | $(4.1) | $8.4 | $8.4 |
| Change due to Expected Loss Rate on Performing Loans | $6.0 | $0.5 | $5.5 | $5.5 |
| Change due to 90 days past due | $(1.7) | $3.9 | $(5.6) | $(5.6) |
| Balance at end of period | $111.9 | $103.3 | $8.6 | $8.3 |
| Net Charge-offs | $179.9 | $168.8 | $11.1 | $11.1 |
| Provision | $188.6 | $169.2 | $19.4 | $19.4 |

*Note: The change in allowance for the year plus net charge-offs for the year equals the provision for the year (see above reconciliation).*

The Company's year-over-year net charge-off ratio (net charge-offs as a percentage of average net loans receivable) increased from 17.5% for the year ended March 31, 2025 to 18.5% for the year ended March 31, 2026. The net charge-off rate for the past ten fiscal years averaged 17.1%, with a high of 23.7% (fiscal 2023) and a low of 14.1% (fiscal 2021). The following table presents the Company's net charge-off ratios since 2016.

## Historical Net Charge-off Rate



_____

General and administrative expenses during fiscal 2026 increased by $60.9 million, or 25.3%, over the previous fiscal year. General and administrative expenses, when divided by average open branches, increased 28.5% from fiscal 2025 to fiscal 2026 and, overall, general and administrative expenses as a percent of total revenues increased to 51.6% in fiscal 2026 from 42.7% in fiscal 2025. The change in general and administrative expense is explained in greater detail below.

*Personnel* expense totaled $200.0 million for fiscal 2026, a $59.0 million, or 41.8%, increase over fiscal 2025. The increase was largely due to a $39.0 million increase in share based compensation expense. Share based compensation expense increased due to share grants in December of 2024 and June of 2025, and because there was a $22.0 million reversal of previously recognized share based expense in fiscal 2025 as further discussed in Note 14 to the Consolidated Financial Statements. The remaining increase in personnel expense was due to an increase in salary expense as a result of the increase in headcount, and an increase in field level incentives. Our headcount as of March 31, 2026 increased 2.4% compared to March 31, 2025.

*Occupancy and equipment* expense totaled $48.4 million for fiscal 2026, a 0.8 million, or 1.6%, decrease over fiscal 2025. Occupancy and equipment expense is generally a function of the number of branches the Company has open throughout the year. In fiscal 2026, the expense per average open branch increased to $47.6 thousand, up from $47.2 thousand in fiscal 2025.

*Advertising* expense totaled $10.6 million for fiscal 2026, a $0.4 million, or 3.5%, increase over fiscal 2025. The increase was primarily due to increased spending in customer acquisition programs.

*Amortization of intangible assets* totaled $3.2 million for fiscal 2026, a $0.6 million, or 16.4%, decrease over fiscal 2025, which primarily relates to an increase in fully amortized intangible assets during the current fiscal year.

*Other* expense totaled $39.7 million for fiscal 2026, a $3.0 million, or 8.3%, increase over fiscal 2025.

Interest expense increased by $6.7 million, or 15.8%, during fiscal 2026 when compared to the previous fiscal year primarily as a result of a 9.2% increase in average debt outstanding. Additionally, in fiscal 2026, the Company recognized an additional $3.7 million in interest expense related to the redemption of all of the outstanding Notes as further discussed in Note 8 to the Consolidated Financial Statements.

Income tax expense decreased $11.4 million for fiscal 2026 compared to the prior fiscal year. The effective tax rate increased to 23.6% for fiscal 2026 compared to 19.8% for fiscal 2025. The effective tax rate increased primarily due to a settlement with various taxing authorities that resulted in an increase in the reserve under ASC 740-10 (unrecognized tax positions) in the current period, along with the tax benefit related to the forfeitures of the $20.45 Performance Shares and the $16.35 Performance Shares in the prior period. This was partially offset by the permanent tax benefit related to nonqualified stock option exercises and vesting of restricted stock in the current period.

## Comparison of Fiscal 2025 Versus Fiscal 2024

For a comparison of our results of operations for the years ended March 31, 2025 and March 31, 2024, see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the fiscal year ended March 31, 2025 (which was filed with the SEC on May 22, 2025).

### *Press Release to 10-K Reconciliation*

The Company issued its fourth quarter and fiscal 2026 earnings press release on April 30, 2026, prior to completion of the audit. The table below reconciles the differences in the press release figures to the Form 10-K.

| | For the year ended March 31, 2026 | | |
|---|---|---|---|
| | As Reported in the Press Release | Increase (Decrease) | As Reported in the Form 10-K |
| | (Dollars in thousands, except per share amounts) | | |
| Insurance and other income, net | $ 100,912 | $ (576) | $ 100,336 |
| Total revenues | 585,742 | (576) | 585,166 |
| Income before income taxes | 45,818 | (576) | 45,242 |
| Income tax expense | 10,804 | (147) | 10,657 |
| Net income | 35,015 | (429) | 34,586 |
| Net income per diluted share | 6.97 | (0.09) | 6.88 |
| Cash | 5,107 | 964 | 6,071 |
| Deferred income taxes, net | 40,233 | 1,008 | 41,241 |
| Total assets | 1,052,148 | 1,972 | 1,054,120 |
| Accounts payable and accrued expenses | 37,032 | 964 | 37,996 |
| Deferred revenue (contract liability) | — | 3,926 | 3,926 |
| Total liabilities | 698,225 | 4,890 | 703,115 |
| Shareholders' equity | 353,923 | (2,918) | 351,005 |
| Total liabilities and shareholders' equity | 1,052,148 | 1,972 | 1,054,120 |

## Regulatory Matters

### *CFPB Rulemaking Initiative*

On October 5, 2017, the CFPB issued a final rule (the "Rule") imposing limitations on (i) short-term consumer loans, (ii) longer-term consumer installment loans with balloon payments, and (iii) higher-rate consumer installment loans repayable by a payment authorization. The Rule originally required lenders originating short-term loans and longer-term balloon payment loans to evaluate whether each consumer has the ability to repay the loan along with current obligations and expenses ("ability to repay requirement"); however, the ability to repay requirement was rescinded in July 2020. The Rule also curtails repeated unsuccessful attempts to debit consumers' accounts for short-term loans, balloon payment loans, and installment loans that involve a payment authorization and an annual percentage rate over 36% ("payment requirements"). Implementation of the Rule's payment requirements may require changes to the Company's practices and procedures for such loans, which could materially and adversely affect the Company's ability to make such loans, the cost of making such loans, the Company's ability to, or frequency with which it could, refinance any such loans, and the profitability of such loans.

In July 2020, the CFPB rescinded provisions of the Rule governing the ability to repay requirements. The payment requirements were scheduled to take effect in June 2022. However, on October 19, 2022, a three-judge panel of the U.S. Court of Appeals for the Fifth Circuit ruled, in Community Financial Services Association of America v. Consumer Financial Protection Bureau, that the funding mechanism for the CFPB violates the appropriations clause of the U.S. Constitution, and as a result, vacated the Rule. On October 3, 2023, the U.S. Supreme Court held oral argument to decide the constitutionality of the CFPB's funding mechanism. On May 16, 2024, the Supreme Court held that the funding mechanism for the CFPB complies with the appropriations clause of the U.S. Constitution, reversing the judgment of the Court of Appeals, and remanding the cause for further proceedings. Subsequently, the U.S. Court of Appeals for the Fifth Circuit set March 30, 2025 as the effective date of the Rule. On March 28, 2025, the CFPB announced that it will not prioritize enforcement or supervision of the remaining provisions of the Rule, which took effect on March 30, 2025. Accordingly, the Company will have to comply with the Rule's payment requirements if it continues to allow consumers to set up future recurring payments online for certain covered loans such that it meets the definition of having a "leveraged payment mechanism" under the Rule. If the payment provisions of the Rule apply, the Company will have to modify its loan payment procedures to comply with the required notices and mandated timeframes set forth in the final rule.

The CFPB also has stated that it expects to conduct separate rulemaking to identify larger participants in the installment lending market for purposes of its supervision program. This initiative was classified as "inactive" on the CFPB's Spring 2018 rulemaking agenda and has remained inactive since, but the CFPB indicated that such action was not a decision on the merits. Though the likelihood and timing of any such rulemaking is uncertain, the Company believes that the implementation of such rules would likely bring the Company's business under the CFPB's supervisory authority which, among other things, would subject the Company to reporting obligations to, and on-site compliance examinations by, the CFPB. In addition, even in the absence of a "larger participant" rule, the CFPB has the power to order individual nonbank financial institutions to submit to supervision where the CFPB has reasonable cause to determine that the institution is engaged in "conduct that poses risks to consumers" under 12 USC 5514(a)(1)(C). In 2022, the CFPB announced that it had begun using this "dormant authority" to examine nonbank entities and the CFPB is attempting to expand the number of nonbank entities it currently supervises. Specifically, the CFPB previously notified the Company that it was seeking to establish such supervisory authority over the Company. Since then, the CFPB issued a public designation order setting forth its determination that the Company had met the legal requirements for supervision (the "Order"). Pursuant to the terms of the Order, the CFPB had supervisory authority over the Company pursuant to section 1024(a)(1)(C) of the Consumer Financial Protection Act of 2010 until such time as the Order is terminated consistent with 12 C.F.R. 1091.113. Importantly, on May 12, 2025, the CFPB withdrew the Order, indicating that the CFPB "is shifting its supervisory priorities to focus on pressing threats to consumers" and that supervision of the Company "is not consistent with these priorities." See Part I, Item 1, "Description of Business - Government Regulation - Federal legislation," for a further discussion of these matters and the federal regulations to which the Company's operations are subject and Part I, Item 1A, "Risk Factors," for more information regarding these regulatory and related risks.

## Quarterly Information and Seasonality

The Company's loan volume and corresponding loans receivable follow seasonal trends. The Company's highest loan demand typically occurs from October through December, its third fiscal quarter. Loan demand has generally been the lowest and loan repayment highest from January to March, its fourth fiscal quarter. Loan volume and average balances typically remain relatively level during the remainder of the year. This seasonal trend affects quarterly operating performance through corresponding fluctuations in interest and fee income and insurance commissions earned and the provision for credit losses recorded, as well as fluctuations in the Company's cash needs. Consequently, operating results for the Company's third fiscal quarter generally are significantly lower than in other quarters and operating results for its fourth fiscal quarter are significantly higher than in other quarters.

The following table sets forth, on a quarterly basis, certain items included in the Company's unaudited Consolidated Financial Statements and shows the number of branches open during fiscal years 2026 and 2025.

| | At or for the Three Months Ended | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | **Fiscal 2026** | | | | Fiscal 2025 | | | |
| | **June 30,** | **September 30,** | **December 31,** | **March 31,** | June 30, | September 30, | December 31, | March 31, |
| | (Dollars in thousands) | | | | | | | |
| Total revenues | $ 132,775 | $ 134,848 | $ 141,637 | $ 175,907 | $ 129,801 | $ 131,729 | $ 138,955 | $ 163,688 |
| Provision for credit losses | $ 50,516 | $ 49,841 | $ 51,423 | $ 36,822 | $ 45,419 | $ 46,669 | $ 44,103 | $ 33,024 |
| General and administrative expenses | $ 70,360 | $ 71,968 | $ 78,057 | $ 81,493 | $ 61,412 | $ 46,355 | $ 67,223 | $ 65,940 |
| Net income (loss) | $ 1,585 | $ (1,662) | $ (625) | $ 35,290 | $ 10,151 | $ 22,366 | $ 13,629 | $ 43,100 |
| Gross loans receivable | $1,264,341 | $ 1,315,491 | $ 1,402,317 | $1,278,988 | $1,274,819 | $1,295,870 | $1,381,462 | $1,225,636 |
| Number of branches open | 1,014 | 1,013 | 1,013 | 1,009 | 1,047 | 1,045 | 1,035 | 1,024 |

**Critical Accounting Estimates**

The Company's accounting and reporting policies are in accordance with GAAP and conform to general practices within the finance company industry. The significant accounting policies used in the preparation of the Consolidated Financial Statements are discussed in Note 1 to the Consolidated Financial Statements. Certain critical accounting policies involve significant judgment by the Company's management, including the use of estimates and assumptions which affect the reported amounts of assets, liabilities, revenues, and expenses. As a result, changes in these estimates and assumptions could significantly affect the Company's financial position and results of operations. The Company considers its policies regarding the allowance for credit losses and income taxes to be its most critical accounting policies due to the significant degree of management judgment involved.

*Allowance for Credit Losses*

Accounting policies related to the allowance for credit losses are considered to be critical as these policies involve considerable subjective judgment and estimation by management. In the case of loans, the allowance for credit losses is a contra-asset valuation account, calculated in accordance with ASC 326 that is deducted from the amortized cost basis of loans to present the net amount expected to be collected. The amount of the allowance represents management's best estimate of current expected credit losses on these financial instruments considering available information, from internal and external sources, relevant to assessing exposure to credit loss over the contractual term of the instrument. Relevant available information includes historical credit loss experience, current conditions, and reasonable and supportable forecasts. The historical credit loss experience is adjusted for quantitative and qualitative factors that are not fully reflected in the historical data. In determining our estimate of expected credit losses, we evaluate information related to credit metrics, changes in our lending strategies and underwriting practices, and the current and forecasted direction of the economic and business environment. These metrics include, but are not limited to, trends in first pay success for NBs, 61-90 day delinquencies on a recency basis, percent of loan balances that are paying, percentage of gross loans that are acquired loan, portfolio composition, and observable changes in recent or expected economic trends and conditions.

To enhance the precision of the allowance for credit loss estimate, we evaluate our loans receivable portfolio on a pool basis and segment each pool of loans receivable with similar credit risk characteristics, specifically Customer Tenure, which was determined to be the best predictor of default risk.

Due to the short term nature of the loan portfolio, forecasted changes in macro-economic variables, such as unemployment levels, general inflation and commodity prices, typically do not have a significant impact on loans outstanding at the end of a particular reporting period, unless those changes are particularly severe and sudden in nature.
Due to the judgment and uncertainty in estimating the allowance for credit losses, we may experience differences to the assumptions, which could lead to further changes in our allowance for credit losses, allowance as a percentage of loans receivable, net, and provision for credit losses.

*Income Taxes*

Management uses certain assumptions and estimates in determining income taxes payable or refundable, deferred income tax liabilities and assets for events recognized differently in its financial statements and income tax returns, and income tax expense. Determining these amounts requires analysis of certain transactions and interpretation of tax laws and regulations. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are re-evaluated on a periodic basis as regulatory and business factors change.

Pursuant to ASC 740, a deferred tax asset or liability is generally recognized for the estimated future tax effects attributable to temporary differences, net operating losses, and tax credit carryforwards. Deferred tax assets are to be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Significant judgment is required in assessing the realizability of the Company's deferred tax assets. The Company considers all available evidence, both positive and negative, in assessing the extent to which a valuation allowance should be applied against its deferred tax asset. If, based on its assessment, the Company determines that it is more likely than not (intended to mean a likelihood that is more than 50%) that some portion or all of the deferred tax asset will not be realized, a valuation allowance is established. The ultimate realization of deferred tax assets is dependent upon generation of future taxable income of the appropriate character during the periods in which the temporary differences become deductible. Management considers the timing of the reversal of deferred liabilities, projected future taxable income, tax planning strategies, and the ability to carryback tax attributes in making this assessment.

No assurance can be given that either the tax returns submitted by management or the income tax reported on the Consolidated Financial Statements will not be adjusted by either adverse rulings, changes in the tax code, or assessments made by the IRS or by state or foreign taxing authorities. The Company is subject to potential adverse adjustments including, but not limited to, an increase in the statutory federal or state income tax rates, the permanent non-deductibility of amounts currently considered deductible either now or in future periods, and the dependency on the generation of future taxable income in order to ultimately realize deferred income tax assets.

Under FASB ASC 740, the Company includes the current and deferred tax impact of its tax positions in the financial statements when it is more likely than not (likelihood of greater than 50%) that such positions will be sustained by taxing authorities, with full knowledge of relevant information, based on the technical merits of the tax position. While the Company supports its tax positions by unambiguous tax law, prior experience with the taxing authority, and analysis that considers all relevant facts, circumstances and regulations, management must still rely on assumptions and estimates to determine the overall likelihood of success and proper quantification of a given tax position.

**Liquidity and Capital Resources**

The Company has historically financed and continues to finance its operations, acquisitions and branch expansion through a combination of cash flows from operations and borrowings from its institutional lenders. As discussed below, the Company has also issued debt securities to finance its operations and repay a portion of its outstanding indebtedness. The Company has generally applied its cash flows from operations to fund its loan volume, fund acquisitions, repay long-term indebtedness and repurchase its common stock. Net cash provided by operating activities for fiscal year 2026 was $259.4 million.

As of March 31, 2026, the Company's debt outstanding was $587.2 million and its shareholders' equity was $351.0 million resulting in a debt-to-equity ratio of 1.7:1.0. Management will continue to monitor the Company's debt-to-equity ratio and is committed to maintaining a debt level that will allow the Company to continue to execute its business objectives, while not putting undue stress on its Consolidated Balance Sheets.

The Company believes that attractive opportunities to acquire new branches or receivables from its competitors or to acquire branches in communities not currently served by the Company will continue to become available as conditions in local economies and the financial circumstances of owners change.

As of March 31, 2026, the Company had two credit facilities: the Revolving Credit Facility and the Warehouse Facility. The Revolving Credit Facility provides, among other things, aggregate commitments of the Lenders of $640.0 million, with an accordion feature that can increase the aggregate commitments by $150.0 million (for a total commitment, if the full accordion is borrowed, of $790.0 million). The Revolving Credit Agreement has a commitment fee of 0.50% per annum on the unused portion of the commitment.

Subject to a borrowing base formula, the Company could borrow at the rate of one month SOFR plus 0.10% and an applicable margin of 3.5% with a minimum rate of 4.5% under the Revolving Credit Agreement. At March 31, 2026, the aggregate commitments under the Revolving Credit Agreement were $640.0 million. The borrowing base limitation was equal to the product of (a) the Company's eligible finance receivables, less unearned finance charges, insurance premiums and insurance commissions applicable to such eligible finance receivables, and (b) an advance rate percentage that ranges from 70% to 80% based on a collateral performance indicator equal to the sum of, for the Company and certain of its subsidiaries (a) a three-month rolling average rate of receivables at least sixty days past due and (b) an eight-month rolling average net charge-off rate. The Company had $816.1 thousand in outstanding standby letters of credit which include (i) $200.0 thousand related to worker's compensation expiring on October 16, 2026 and (ii) $616.1 thousand related to the Company's investment in captive insurance expiring on March 1, 2027. Both letters of credit automatically extend for one year on their expiration dates. Further, under the Revolving Credit Agreement, the administrative agent has the right to set aside reasonable reserves against the available borrowing base in such amounts as it may deem appropriate, including, without limitation, reserves with respect to certain regulatory events or any increased operational, legal, or regulatory risk of the Company and its subsidiaries.

For the year ended March 31, 2026, the effective interest rate, including the commitment fee and amortization of debt issuance costs, as it relates to the Revolving Credit Agreement and Prior Credit Agreement was 8.3%. At March 31, 2026, the unused amount available under the Revolving Credit Facility was $90.1 million. Borrowings under the Revolving Credit Facility have a maturity date of July 22, 2028.

The Company's obligations under the Revolving Credit Agreement, together with treasury management and hedging obligations owing to any lender under the revolving credit facility or any affiliate of any such lender, are required to be guaranteed by each of the Company's wholly-owned subsidiaries. The obligations of the Company and the subsidiary guarantors under the revolving credit facility, together with such treasury management and hedging obligations, are secured by a first-priority security interest in substantially all assets of the Company and the subsidiary guarantors.

The Warehouse Facility provides for a revolving $175.0 million warehouse facility and is secured by certain consumer loan receivables that were directly originated by certain of the Company's subsidiaries. As of March 31, 2026, the Company may borrow at the rate of one-month SOFR plus 0.11448% and an applicable margin of 3.0%, with a minimum rate of 4.0%. The Credit Agreement has a commitment fee of 0.50% per annum on the unused portion of the commitment.

For the year ended March 31, 2026, the Company's effective interest rate, including the commitment fee and amortization of debt issuance costs, was 6.7%. At March 31, 2026, the unused amount available under the Warehouse Facility was $31.7 million. Borrowings under the Warehouse Facility have an expected maturity date of September 29, 2027.

The Company continues to believe stock repurchases are a viable component of the Company's long-term financial strategy and an excellent use of excess cash when the opportunity arises. Additional share repurchases can be made subject to compliance with, among other things, applicable restricted payment covenants under the Revolving Credit Agreement. Our first priority is to ensure we have enough capital to fund loan growth. As of March 31, 2026, subject to further approval from our Board of Directors, we could repurchase approximately $59.9 million of shares under the terms of our debt facilities. To the extent we have excess capital, we may repurchase stock, if appropriate, and as authorized by our Board of Directors.

The Company believes that cash flow from operations and borrowings under its credit facilities or other sources will be adequate to fund the expected cash requirements from contractual and other obligations and cost of opening or acquiring new branches, including funding initial operating losses of new branches and funding loans receivable originated by those branches and the Company's other branches (for the next 12 months and for the foreseeable future beyond that). Except as otherwise discussed in this report including, but not limited to, any discussions in Part 1, Item 1A, "Risk Factors" (as supplemented by any subsequent disclosures in information the Company files with or furnishes to the SEC from time to time), management is not currently aware of any trends, demands, commitments, events or uncertainties that it believes will or could result in, or are or could be reasonably likely to result in, any material adverse effect on the Company's liquidity.

*Revolving Credit Facility*

The Revolving Credit Agreement contains a number of affirmative and negative covenants that, among other things, restrict our ability to incur liens, incur indebtedness, pay dividends and repurchase or redeem capital stock, make certain restricted payments, merge or consolidate, dispose of assets, make acquisitions or other investments, redeem or prepay subordinated debt, amend subordinated debt documents, make changes in the nature of its business, and engage in transactions with affiliates. The agreement allows the Company to incur subordinated debt that matures after the termination date of the Revolving Credit Agreement and that contains specified subordinated terms, subject to limitations on amount imposed by the financial covenants under the Revolving Credit Agreement. In addition, the Revolving Credit Agreement requires the Company to (i) keep and maintain a Consolidated Net Worth of $325.0 million, (ii) have a ratio of Net Income Available for Fixed Charges to Fixed Charges of not less than 2.25 to 1.00, (iii) not permit the aggregate unpaid principal amount of Total Debt to exceed 225.0% of Consolidated Adjusted Net Worth, and (iv) maintain an Asset Quality Indicator (Consolidated) of less than or equal to 26.0%. Each of the capitalized terms used and not defined herein have the meanings set forth in the Revolving Credit Agreement.

The Company was in compliance with these covenants at March 31, 2026, after giving effect to a Consent and Limited Modification to the Net Income Available for Fixed Charges to Fixed Charges ratio entered into on May 22, 2026 as further discussed in Note 19 to the Consolidated Financial Statements. The Company does not believe that these covenants will materially limit its business and expansion strategy.

The Revolving Credit Agreement also contains customary events of default (subject to certain materiality thresholds and cure periods), including among others, (a) non-payment, (b) non-compliance with covenants, (c) a breach of a representation or warranty, (d) an insolvency event involving the Company, (e) a change in control of the Company, (f) failure of the Company to maintain certain financial covenants, (g) cross-default to other debt, (h) invalidity of subordination provisions of subordinated debt, (i) the occurrence of certain regulatory events (including an order or judgment entered against the Company with respect to the financial receivables generally or any category of receivables that is material to the business) which remains unvacated, undischarged, unbonded or unstayed by appeal or otherwise for a period of 60 days from the date of its entry and is reasonably likely to cause a material adverse change, and (j) payment defaults resulting in acceleration of securitizations or warehouse facilities that remain continuing for more than 30 days.

*Warehouse Facility*

The Credit Agreement contains affirmative and negative covenants, including covenants that generally restrict the ability of the Company and the Borrower to, among other things, incur or guarantee indebtedness, incur liens, pay dividends and repurchase or redeem capital stock, engage in mergers and consolidations, make acquisitions or other investments, or fund benefit plans. The Company's financial covenants under the Credit Agreement include (i) a minimum tangible net worth of $305.0 million; (ii) a maximum ratio of debt to tangible net worth of 2.25 to 1.0 as of the end of each fiscal quarter; (iii) a minimum liquidity amount of $35.0 million; and (iv) a minimum of unrestricted cash and cash equivalents of $5.0 million. The Credit Agreement also contains covenants that require the Company, as Servicer, with respect to any collection period to maintain certain delinquency ratios, payment ratios and annualized net charge-off ratios. A failure to maintain such ratios may result in a Level I Trigger Event, Level II Trigger Event, or Level III Trigger Event. Each of the capitalized terms used and not defined herein have the meanings set forth in the Credit Agreement.

The Company was in compliance with these covenants at March 31, 2026, and does not believe that these covenants will materially limit its business and expansion strategy.

The Credit Agreement also contains customary events of default (subject to certain materiality thresholds and cure periods), including among others, (a) non-payment, (b) non-compliance with covenants, (c) failure of the Administrative Agent to maintain a first-priority perfected security interest in any material portion of the collateral (subject to permitted liens), (d) the occurrence of a servicer termination event, (e) a breach of a representation or warranty, (f) an insolvency event involving the Company, the Borrower, or the Originators (as defined therein), (g) a change in control of the Company or the Borrower, (h) an event of default under a material financing agreement of the Company, the Borrower, or the Originators, (i) failure of the Company, as Servicer, to maintain certain financial covenants, and (j) the Company, the Borrower, or the Originators have one or more final non-appealable judgments entered against it by a court of competent jurisdiction in excess of the specified monetary thresholds. The remedies for such events of default are also customary for this type of transaction and include acceleration of the Borrower's outstanding obligations under the Credit Agreement.

*Notes Redemption*

On September 27, 2021, we issued $300 million in aggregate principal amount of $300 million senior notes due November 2026 (the "Notes"). The Notes were sold in a private placement in reliance on Rule 144A and Regulation S under the Securities Act.

On July 22, 2025, an irrevocable notice of full redemption (the "Notice") of the Notes was delivered to the holders of the Notes. The Notice called for the redemption of all of the outstanding Notes (the "Redemption") on August 29, 2025 (the "Redemption Date") at a redemption price equal to 101.75% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to, but not including, the Redemption Date. The aggregate principal amount of the Notes redeemed was $168.3 million. The Redemption was made in accordance with the terms and conditions of the Notes and the indenture governing the Notes. As a result of the Redemption, the Company recognized an additional $3.7 million in interest expense, for which $3.0 million represents an early redemption premium and $0.7 million represents the write-off of the remaining unamortized debt issuance costs associated with the Notes.

During the year ended March 31, 2026 and prior to the Redemption, the Company repurchased and extinguished $17.0 million of its Notes, net of $0.1 million unamortized debt issuance costs related to the extinguished debt, on the open market for a reacquisition price of $17.0 million. During fiscal 2025, the Company repurchased and extinguished $89.0 million of its Notes, net of $0.6 million unamortized debt issuance costs related to the extinguished debt, on the open market for a reacquisition price of $88.0 million.

For the year ended March 31, 2026, the Company recognized a $3.7 million loss on extinguishment. For the fiscal years ended 2025 and 2024, the Company recognized a $1.0 million and $1.6 million gain on extinguishment, respectively. In accordance with ASC 470, the Company recognized the gain and loss on extinguishments as a component of interest expense in the Company's Consolidated Statements of Operations.

**Share Repurchase Program**

On February 11, 2026, the Board of Directors authorized the Company to repurchase up to $50.0 million of the Company's outstanding common stock, inclusive of the amount that remained available for repurchase under prior repurchase authorizations. As of March 31, 2026, the Company had $12.2 million in aggregate remaining repurchase capacity under its current share repurchase program. The timing and actual number of shares of common stock repurchased will depend on a variety of factors, including the stock price, corporate and regulatory requirements, restrictions under the revolving credit facility and other market and economic conditions. The Company's stock repurchase program may be suspended or discontinued at any time.

On September 3, 2025, in accordance with its share repurchase program, the Company, after approval by the Audit and Compliance Committee, repurchased 347,064 shares of its common stock for $60.0 million in a privately negotiated transaction from certain affiliates of Prescott General Partners, LLC, who, along with its affiliates, beneficially own approximately 46.3% of the Company's common stock as of March 31, 2026. The price per share was $172.88, which was the closing market price at September 3, 2025.

The Company continues to believe stock repurchases are a viable component of the Company's long-term financial strategy and an excellent use of excess cash when the opportunity arises. Additional share repurchases can be made subject to compliance with, among other things, applicable restricted payment covenants under the revolving credit facility. As of March 31, 2026, subject to further approval from our Board of Directors, we could repurchase approximately $59.9 million of shares under the terms of our debt facilities. To the extent we have excess capital, we may repurchase stock, if appropriate, and as authorized by our Board of Directors.

**Inflation**

The Company does not believe that inflation will have a materially adverse effect on its financial condition, unless changes in inflation are particularly severe and sudden in nature. Although inflation would increase the Company's operating costs in absolute terms and may impact the ability or willingness of borrowers to repay their loans, the Company expects that the same decrease in the value of money would result in an increase in the size of loans demanded by its customer base. It is reasonable to anticipate that such a change in customer preference would result in an increase in total loan receivables and an increase in absolute revenues to be generated from that larger amount of loans receivable. The Company believes that this increase in absolute revenues should offset any increase in operating costs. In addition, because the Company's loans have a relatively short contractual term and average life, it is unlikely that loans made at any given point in time will be repaid with significantly inflated dollars.

**Legal Matters**

From time to time, the Company is involved in litigation relating to claims arising out of its operations in the normal course of business. See Part I, Item 3, "Legal Proceedings" and Note 18 to our audited Consolidated Financial Statements for further discussion of legal matters.

**Item 7A.    Quantitative and Qualitative Disclosures About Market Risk**

Our operations expose us to a variety of market risks, including the effects of changes in interest rates. We monitor and manage these financial exposures as an integral part of our overall risk management program.

*Interest Rate Risk*

The Company's outstanding debt under its revolving credit facility was $443.9 million at March 31, 2026. Interest on borrowings under this facility is based on the greater of 4.5% or one month SOFR plus 0.10% and an applicable margin of 3.5%. Based on the outstanding balance under the Company's revolving credit facility at March 31, 2026, a change of 1.0% in the interest rate would cause a change in interest expense of approximately $4.4 million on an annual basis.

The Company's outstanding debt under its Warehouse Facility was $143.3 million at March 31, 2026. Interest on borrowings under this facility is based on one-month SOFR plus 0.11448% and an applicable margin of 3.0%. Based on the outstanding balance under the Company's Warehouse Facility at March 31, 2026, a change of 1.0% in the interest rate would cause a change in interest expense of approximately $1.4 million on an annual basis.

## Item 8.    Financial Statements and Supplementary Data

## CONSOLIDATED BALANCE SHEETS

| | March 31, | |
| --- | --- | --- |
| | **2026** | 2025 |
| **ASSETS** | | |
| Cash | **$ 6,071,077** | $ 4,714,459 |
| Gross loans receivable | **1,278,988,323** | 1,225,635,918 |
| Less: | | |
| Unearned interest, insurance and fees | **(325,064,238)** | (309,320,104) |
| Allowance for credit losses | **(112,047,278)** | (103,347,129) |
| Loans receivable, net | **841,876,807** | 812,968,685 |
| Restricted cash | **23,303,453** | 5,015,837 |
| Income taxes receivable | **2,420,571** | — |
| Operating lease ROU assets, net | **71,526,768** | 76,234,832 |
| Property and equipment, net | **17,430,614** | 19,765,788 |
| Deferred income taxes, net | **41,241,258** | 34,151,668 |
| Other assets, net | **38,669,890** | 40,871,600 |
| Goodwill | **7,370,791** | 7,370,791 |
| Intangible assets, net | **4,209,415** | 7,394,581 |
| Total assets | **$1,054,120,644** | $1,008,488,241 |

## LIABILITIES & SHAREHOLDERS' EQUITY

| | | |
| --- | --- | --- |
| Liabilities: | | |
| Revolving credit facility | **$ 443,935,446** | $ 262,451,475 |
| Warehouse facility | **143,293,355** | — |
| Senior unsecured notes payable, net | **—** | 184,418,211 |
| Income taxes payable | **—** | 222,742 |
| Operating lease liability | **73,964,708** | 78,689,723 |
| Accounts payable and accrued expenses | **37,996,315** | 42,365,032 |
| Deferred revenue (contract liability) | **3,925,529** | 3,349,571 |
| Total liabilities | **703,115,353** | 571,496,754 |
| | | |
| Commitments and contingencies (Notes 11 and 18) | | |
| | | |
| Shareholders' equity: | | |
| Preferred stock, no par value Authorized 5,000,000, no shares issued or outstanding | **—** | — |
| Common stock, no par value Authorized 95,000,000 shares; issued and outstanding 4,656,505 and 5,374,012 shares at March 31, 2026 and March 31, 2025, respectively | **—** | — |
| Additional paid-in capital | **279,442,411** | 266,426,478 |
| Retained earnings | **71,562,880** | 170,565,009 |
| Total shareholders' equity | **351,005,291** | 436,991,487 |
| | | |
| Total liabilities and shareholders' equity | **$1,054,120,644** | $1,008,488,241 |

The following table presents the assets and liabilities of our consolidated VIE. These assets and liabilities are included in the Consolidated Balance Sheets presented above. Refer to Note 4 to the Consolidated Financial Statements for additional information.

| | March 31, 2026 | March 31, 2025[1] |
|---|---|---|
| Gross loans receivable | $ 228,285,593 | $ — |
| Less: | | |
| Unearned interest, insurance and fees | (59,193,501) | — |
| Allowance for credit losses | (18,563,362) | — |
| Loans receivable, net | 150,528,730 | — |
| Restricted cash | 17,636,232 | — |
| Other assets, net | 2,900,036 | — |
| Total assets | $ 171,064,998 | $ — |
| | | |
| Warehouse facility | $ 143,293,355 | $ — |
| Accounts payable and accrued expenses | 855,839 | — |
| Total liabilities | $ 144,149,194 | $ — |

1)    Column is intentionally left blank as the warehouse facility was established in September of 2025.

See accompanying notes to Consolidated Financial Statements.

# CONSOLIDATED STATEMENTS OF OPERATIONS

| | Years Ended March 31, | | |
| --- | --- | --- | --- |
| | **2026** | 2025 | 2024 |
| Revenues: | | | |
| Interest and fee income | **$ 484,830,175** | $ 465,090,517 | $ 468,527,861 |
| Insurance and other income, net | **100,336,525** | 99,080,519 | 104,282,587 |
|    Total revenues | **585,166,700** | 564,171,036 | 572,810,448 |
| | | | |
| Expenses: | | | |
| Provision for credit losses | **188,602,351** | 169,215,395 | 156,973,220 |
| General and administrative expenses: | | | |
|    Personnel | **200,021,223** | 141,059,782 | 164,454,210 |
|    Occupancy and equipment | **48,361,063** | 49,139,934 | 49,776,200 |
|    Advertising | **10,586,674** | 10,224,708 | 9,932,122 |
|    Amortization of intangible assets | **3,185,166** | 3,809,753 | 4,219,846 |
|    Other | **39,725,040** | 36,696,936 | 40,217,781 |
|    Total general and administrative expenses | **301,879,166** | 240,931,113 | 268,600,159 |
| | | | |
| Interest expense | **49,442,668** | 42,709,580 | 48,232,287 |
|    Total expenses | **539,924,185** | 452,856,088 | 473,805,666 |
| | | | |
| Income before income taxes | **45,242,515** | 111,314,948 | 99,004,782 |
| | | | |
| Income taxes | **10,656,491** | 22,072,226 | 21,958,438 |
| | | | |
| Net income | **$ 34,586,024** | $ 89,242,722 | $ 77,046,344 |
| | | | |
| Net income per common share: | | | |
| Basic | **$ 7.00** | $ 16.45 | $ 13.40 |
| Diluted | **$ 6.88** | $ 16.21 | $ 13.14 |
| Weighted average common shares outstanding: | | | |
| Basic | **4,941,307** | 5,425,483 | 5,748,554 |
| Diluted | **5,025,781** | 5,506,985 | 5,861,900 |

See accompanying notes to Consolidated Financial Statements.

**CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY**

| | Year ended March 31, 2026 | | | |
| | Common Stock | | | |
| | Shares | Additional Paid-in Capital | Retained Earnings | Total Shareholders' Equity |
|---|---|---|---|---|
| **Balances at March 31, 2025** | **5,374,012** | **$266,426,478** | **$170,565,009** | **$ 436,991,487** |
| **Proceeds from exercise of stock options** | **26,609** | **2,737,900** | **—** | **2,737,900** |
| **Common stock repurchases** | **(858,642)** | **—** | **(133,588,153)** | **(133,588,153)** |
| **Stock-based compensation related to restricted stock, net of forfeitures and cancellations ($9,064,469)** | **114,526** | **9,260,888** | **—** | **9,260,888** |
| **Stock-based compensation related to stock options** | **—** | **1,017,145** | **—** | **1,017,145** |
| **Net income** | **—** | **—** | **34,586,024** | **34,586,024** |
| **Balances at March 31, 2026** | **4,656,505** | **$279,442,411** | **$ 71,562,880** | **$ 351,005,291** |

| | Year ended March 31, 2025 | | | |
| | Common Stock | | | |
| | Shares | Additional Paid-in Capital | Retained Earnings | Total Shareholders' Equity |
|---|---|---|---|---|
| Balances at March 31, 2024 | 5,938,665 | $286,432,952 | $136,003,963 | $ 422,436,915 |
| Proceeds from exercise of stock options, net of cancellations | 25,268 | 2,358,547 | — | 2,358,547 |
| Common stock repurchases | (400,617) | — | (54,681,676) | (54,681,676) |
| Stock-based compensation (reversal) related to restricted stock, net of forfeitures and cancellations ($2,676,053) | (189,304) | (22,972,296) | — | (22,972,296) |
| Stock-based compensation related to stock options | — | 607,275 | — | 607,275 |
| Net income | — | — | 89,242,722 | 89,242,722 |
| Balances at March 31, 2025 | 5,374,012 | $266,426,478 | $170,565,009 | $ 436,991,487 |

| | Year ended March 31, 2024 | | | |
| | Common Stock | | | |
| | Shares | Additional Paid-in Capital | Retained Earnings | Total Shareholders' Equity |
|---|---|---|---|---|
| Balances at March 31, 2023 | 6,231,082 | $288,071,839 | $ 95,463,480 | $ 383,535,319 |
| Proceeds from exercise of stock options | 34,649 | 2,867,974 | — | 2,867,974 |
| Common stock repurchases | (295,201) | | (36,505,861) | (36,505,861) |
| Stock-based compensation (reversal) related to restricted stock, net of cancellations ($2,823,774) | (31,865) | (752,652) | — | (752,652) |
| Stock-based compensation (reversal) related to stock options | — | (3,754,209) | — | (3,754,209) |
| Net income | — | — | 77,046,344 | 77,046,344 |
| Balances at March 31, 2024 | 5,938,665 | $286,432,952 | $136,003,963 | $ 422,436,915 |

See accompanying notes to Consolidated Financial Statements.

# CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Years Ended March 31, | | |
|---|---|---|---|
| | **2026** | 2025 | 2024 |
| **Cash flow from operating activities:** | | | |
| Net income | $ **34,586,024** | $ 89,242,722 | $ 77,046,344 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Amortization of intangible assets | **3,185,166** | 3,809,753 | 4,219,846 |
| Accrued unearned interest | **(2,290,244)** | 1,253,389 | (1,131,985) |
| Loss (gain) on extinguishment of senior unsecured notes payable | **3,703,866** | (982,791) | (1,631,964) |
| Amortization of deferred loan costs | **14,931,642** | 14,082,368 | 14,216,781 |
| Amortization of debt issuance costs | **1,565,416** | 1,298,513 | 1,686,563 |
| Amortization of discount on loans acquired in an asset purchase | **(358,841)** | (596,966) | — |
| Provision for credit losses | **188,602,351** | 169,215,395 | 156,973,220 |
| Depreciation | **5,801,853** | 6,325,036 | 6,668,557 |
| Gain on asset acquisitions, net of income tax | **—** | — | (112,683) |
| Gain on sale of property and equipment | **(376,948)** | (60,087) | (57,100) |
| Deferred income tax expense (benefit) | **(7,089,590)** | (2,519,983) | 10,633,533 |
| Stock-based compensation (reversal) related to equity classified awards | **19,342,502** | (19,688,968) | (1,683,087) |
| Gain on company-owned life insurance | **(156,823)** | (171,742) | (154,140) |
| Change in accounts: | | | |
| Other assets, net | **5,515,111** | 1,067,841 | 1,217,574 |
| Income taxes payable and receivable | **(2,643,313)** | 3,313,971 | (5,623,995) |
| Deferred revenue (contract liability) | **575,958** | 670,429 | 402,954 |
| Accounts payable and accrued expenses | **(5,535,241)** | (12,095,278) | 3,112,948 |
| Net cash provided by operating activities | **259,358,889** | 254,163,602 | 265,783,366 |
| **Cash flows from investing activities:** | | | |
| Originations of loans receivable | **(1,451,586,874)** | (1,328,023,925) | (1,316,277,982) |
| Repayments of loans receivable | **1,221,793,844** | 1,197,354,056 | 1,188,701,553 |
| Cash paid for acquisitions, primarily loans | **—** | (18,947,294) | (1,978,815) |
| Purchases of property and equipment | **(3,882,342)** | (3,683,784) | (5,932,748) |
| Proceeds from sale of property and equipment | **792,611** | 550,244 | 350,174 |
| Net cash used in investing activities | **(232,882,761)** | (152,750,703) | (135,137,818) |
| **Cash flow from financing activities:** | | | |
| Borrowings from revolving credit facility | **769,548,024** | 416,597,875 | 305,700,964 |
| Payments on revolving credit facility | **(588,064,053)** | (377,565,532) | (390,192,656) |
| Payments for extinguished senior unsecured notes payable | **(188,290,771)** | (87,990,854) | (14,043,159) |
| Borrowing on warehouse facility | **232,900,000** | — | — |
| Payments on warehouse facility | **(89,606,645)** | — | — |
| Payments for debt extinguishment costs | **(26,450)** | (12,500) | (28,125) |
| Debt issuance costs associated with revolving credit facility | **(2,019,306)** | (37,982) | (591,716) |
| Debt issuance costs associated with warehouse facility | **(2,524,494)** | — | — |
| Proceeds from exercise of stock options | **2,737,900** | 2,358,547 | 2,867,974 |
| Payments for taxes related to net share settlement of equity awards | **(9,064,469)** | (2,676,053) | (2,823,774) |
| Repurchase of common stock | **(132,421,630)** | (54,195,564) | (36,204,531) |
| Net cash used in financing activities | **(6,831,894)** | (103,522,063) | (135,315,023) |
| Net change in cash and restricted cash | **19,644,234** | (2,109,164) | (4,669,475) |
| Cash and restricted cash at beginning of year | **9,730,296** | 11,839,460 | 16,508,935 |
| Cash and restricted cash at end of year | $ **29,374,530** | $ 9,730,296 | $ 11,839,460 |
| | | | |
| **Supplemental Disclosures:** | | | |
| Interest paid during the year | $ **47,400,700** | $ 44,691,237 | $ 48,836,325 |
| Non-cash excise tax on stock repurchases | $ **1,166,523** | $ 486,112 | $ 301,330 |

The following table reconciles cash and restricted cash from the Consolidated Balance Sheets to the Consolidated Statements of Cash Flows above:

|  | March 31, 2026 | March 31, 2025 | March 31, 2024 |
|---|---|---|---|
| Cash | $ 6,071,077 | $ 4,714,459 | $ 5,174,104 |
| Restricted cash | 23,303,453 | 5,015,837 | 6,665,356 |
| Total | $ 29,374,530 | $ 9,730,296 | $ 11,839,460 |

See accompanying notes to Consolidated Financial Statements.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**(1)** **Summary of Significant Accounting Policies**

The Company's accounting and reporting policies are in accordance with GAAP and conform to general practices within the finance company industry. The following is a description of the more significant of these policies used in preparing the Consolidated Financial Statements.

*Nature of Operations*

The Company is a small-dollar consumer finance (installment loan) company headquartered in Greenville, South Carolina that offers short-term small loans, medium-term larger loans, related credit insurance products and ancillary products and services to individuals who have limited access to other sources of consumer credit. It also offers income tax return preparation services to its customer base and to others.

As of March 31, 2026, the Company operated 1,009 branches in Alabama, Georgia, Idaho, Illinois, Indiana, Kentucky, Louisiana, Mississippi, Missouri, New Mexico, Oklahoma, South Carolina, Tennessee, Texas, Utah, and Wisconsin. Branches in the aforementioned states operate under one of the following names: World Finance Corporation or World Finance.

*Principles of Consolidation*

The Consolidated Financial Statements include the accounts of World Acceptance Corporation and its wholly-owned subsidiaries (the "Company"). Subsidiaries consist of operating entities in various states, WFC Receivables I, LLC (an SPE) and WAC Insurance Company, Ltd. (a captive reinsurance company). All significant inter-company balances and transactions have been eliminated in consolidation.

*Use of Estimates in the Preparation of Consolidated Financial Statements*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The most significant item subject to such estimates and assumptions that could materially change in the near term is the allowance for credit losses.

*Reclassification*

From time to time, prior period amounts may be reclassified to conform to the current presentation. Such reclassifications have no impact on previously reported net income or shareholders' equity.

During the fiscal year ended March 31, 2026, the Company concluded that one of its cash flow statement line items within investing activities should be broken out to reflect cash receipts and cash payments on a gross basis, rather than net. As a result, the increase in loans receivable, net line item has been updated in the Consolidated Statements of Cash Flows for the years ended 2026, 2025 and 2024 to reflect a gross presentation. However, this presentation change had no impact on previously reported cash flows as the change was limited to investing activities.

Additionally, due to the Warehouse facility, our restricted cash balance as of December 31, 2025 became large enough to require a separate line item in the Consolidated Balance Sheets. As a result, the Company reclassed restricted cash as of March 31, 2025, previously reported in the Cash line item, for comparability to conform to the current period presentation. This presentation change had no impact on previously reported total assets, net income or shareholders' equity.

### Segment Reporting

The Company reports operating segments in accordance with FASB ASC Topic 280. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and assess performance. FASB ASC Topic 280 requires that a public enterprise report a measure of segment profit or loss, certain specific revenue and expense items, segment assets, information about the way that the operating segments were determined and other items.

The Company has one reportable segment: the consumer finance segment. The other revenue generating activities of the Company, including the sale of insurance products, income tax preparation, and the automobile club, are done within the existing branch network in conjunction with or as a complement to the lending operations. There is no discrete financial information available for these activities, and they do not meet the criteria under FASB ASC Topic 280 to be considered operating segments. The accounting policies of the Company's segment are described within this Note 1 to the Consolidated Financial Statements.

The Company's CODM is its CEO. The CODM utilizes consolidated net income as presented in the Consolidated Statements of Operations to evaluate and measure segment performance and to determine how to allocate resources. Significant segment expenses are consistent with those presented in the Consolidated Statements of Operations, and segment assets are consistent with those presented in the Consolidated Balance Sheets.

### Variable Interest Entities

On September 29, 2025, the Company and its wholly-owned subsidiary, WFC Receivables I, LLC, an SPE (the "Borrower" or the "Warehouse"), entered into a Credit Agreement (the "Credit Agreement"), by and among the Company, as Servicer, the Borrower, the lenders and agents from time to time parties thereto, Atlas Securitized Products Administration, L.P., as administrative agent for the lenders, Systems & Services Technologies, Inc., a Delaware corporation, as backup servicer, and Wilmington Trust, National Association, a national banking association, as securities intermediary.

The Credit Agreement is solely secured by eligible loans receivable that were directly originated by certain of the Company's subsidiaries. The Company transfers these pools of eligible loans receivable to the Warehouse to secure debt for general funding purposes. The Company continues to service the loans receivable transferred to the Warehouse. The Company makes certain representations and warranties about the quality and nature of the loans receivable transferred to the Warehouse. The Credit Agreement requires the Company to repurchase the loans receivable in certain circumstances, including circumstances in which the representations and warranties made by the Company concerning the quality and characteristics of the loans receivable are inaccurate.

The Warehouse has the limited purpose of acquiring loans receivable to be pledged as collateral for funding, in addition to holding and making payments on the related debt. Loans receivable transferred to the Warehouse are legally isolated from the Company and its affiliates, as well as the claims of the Company's and its affiliates' creditors. Further, any assets of the Warehouse are owned by the Warehouse and are the only source of funds for the related debt and are not available to satisfy the debts or other obligations of the Company or any of its affiliates. The lenders to the Warehouse generally only have recourse to the assets pledged to the Warehouse and do not have recourse to the general credit of the Company.

The Warehouse is considered a VIE under ASC 810, *Consolidation,* as it lacks independent, sufficient equity to fund its activities and because the equity holders lack the power to direct the activities that most significantly affect the Warehouse's economic performance. As such, the Warehouse is consolidated into the financial statements of its primary beneficiary. The Company is considered to be the primary beneficiary of the Warehouse, because, through its role as servicer of the loans receivable, it has (i) the power to direct activities that most significantly impact the economic performance of the Warehouse and (ii) the obligation to absorb losses or receive benefits of the Warehouse that could potentially be significant to the Warehouse, primarily through its economic interest in the pledged loans receivable and residual cash flows. The Company will continue to monitor its involvement and reassess its status as the primary beneficiary.

### Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less from the date of original issuance to be cash equivalents. There were no cash equivalents for the years ended March 31, 2026 and 2025.

*Restricted Cash*

Restricted cash includes cash for which the Company's ability to withdraw or use funds is contractually limited. The Company's restricted cash consists of cash reserves associated with its captive insurance subsidiary that reinsures a portion of the credit insurance sold in connection with loans made by the Company, and cash restricted for debt servicing of the Company's Warehouse facility. As of March 31, 2026 and 2025, the Company had $23.3 million and $5.0 million respectively, in restricted cash.

*Loans and Interest and Fee Income*

The Company is licensed to originate consumer loans in the states of Alabama, Georgia, Idaho, Illinois, Indiana, Kentucky, Louisiana, Mississippi, Missouri, New Mexico, Oklahoma, South Carolina, Texas, Tennessee, Utah, and Wisconsin. During fiscal 2026, 2025, and 2024, the Company originated loans generally ranging up to $5,300 with terms of 60 months or fewer. Experience indicates that a majority of the consumer loans are refinanced, and the Company accounts for the majority of the refinancings as new loans. Generally, a customer must make multiple payments in order to qualify for refinancing. Furthermore, the Company's lending policy has predetermined lending amounts so that in most cases a refinancing will result in advancing additional funds. The Company believes that the advancement of additional funds constitutes more than a minor modification to the terms of the existing loan if the present value of the cash flows under the terms of the new loan will be 10% or more of the present value of the remaining cash flows under the terms of the original loan.

The following table sets forth information about our loan products for fiscal 2026:

| | Minimum Origination | Maximum Origination | Minimum Term (Months) | Maximum Term (Months) |
|---|---|---|---|---|
| Small loans | $ 150 | $ 2,450 | 3 | 30 |
| Large loans | 2,500 | 25,200 | 6 | 60 |
| Tax advance loans | 500 | 7,000 | 8 | 35 |

Gross loans receivable at March 31, 2026 and 2025 consisted of the following:

| | 2026 | 2025 |
|---|---|---|
| Small loans | $ 700,310,192 | $ 626,775,511 |
| Large loans | 572,155,010 | 594,490,890 |
| Tax advance loans | 6,523,121 | 4,369,517 |
| Total gross loans | $ 1,278,988,323 | $ 1,225,635,918 |

Loans receivable are carried at amortized cost, which is the gross amount outstanding, reduced by unearned interest and insurance income, net of deferred origination fees and direct costs, and an allowance for credit losses. Fees received and direct costs incurred for the origination of loans are deferred and amortized to interest income over the contractual lives of the loans using the interest method. Unamortized amounts are recognized in interest income at the time that loans are refinanced or paid in full except for those refinancings that do not constitute a more than minor modification. Net unamortized deferred origination costs were $5.9 million and $5.5 million as of March 31, 2026 and 2025, respectively.

The Company recognizes interest and fee income using the interest method in accordance with ASC 310. Charges for late payments are recognized in interest and fee income when collected.

With the exception of TALs, which are interest free, the Company offers its loans at the prevailing statutory rates for terms not to exceed 60 months. Management believes that the carrying value approximates the fair value of its loan portfolio.

From time to time, the Company will sell charged off loans receivable, which are accounted for as a sale in accordance with ASC 860, *Transfers and Servicing*. See Note 3 to the Consolidated Financial Statements for further information.

*Nonaccrual Policy*

The accrual of interest is discontinued when a loan is 61 days or more past the contractual due date. When the interest accrual is discontinued, all unpaid accrued interest is reversed against interest income. While a loan is on nonaccrual status, interest income is recognized only when a payment is received. Once a loan moves to nonaccrual status, it remains in nonaccrual status until it is paid out, charged off or refinanced.

***Allowance for Credit Losses***

Refer to Note 3 to the Consolidated Financial Statements for information regarding the Company's CECL allowance model and a description of the policies and methodology utilized.

***Property and Equipment***

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is recorded using the straight-line method over the estimated useful life of the related asset as follows: buildings, 25 to 40 years; furniture and fixtures, 5 to 10 years; equipment, 3 to 7 years; and vehicles, 3 years. Amortization of leasehold improvements is recorded using the straight-line method over the lesser of the estimated useful life of the asset, which is generally five years, or the lease term, which is generally three to five years. Additions to premises and equipment and major replacements or improvements are added at cost. Maintenance, repairs, and minor replacements are charged to operating expense as incurred. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in Insurance and other income, net in the Consolidated Statements of Operations.

***Leases***

For any new or modified lease, the Company, at the inception of the contract, determines whether a contract is or contains a lease. Lease liability is measured as of the lease commencement date based on the present value of the remaining minimum lease payments using a discount rate that is based on the Company's incremental borrowing rate on its revolving credit facility. Refer to Note 11 to the Consolidated Financial Statements for further discussion of the discount rate. A lease's ROU asset equals its lease liability, net of any prepaid rent.

Lease term is defined as the non-cancelable period of the lease plus any options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option. The Company has elected not to recognize ROU assets and lease obligations for its short-term equipment leases, which are defined as leases with an initial term of 12 months or less. Further, the Company has elected to not separate lease from non-lease components. Variable lease costs are payments that vary because of changes in facts or circumstances occurring after a lease's commencement date, other than the passage of time, and can include expenses such as common area maintenance, utilities, and repairs and maintenance.

***Other Assets***

Other assets include cash surrender value of life insurance policies, HTC investments, prepaid expenses, debt issuance costs related to the revolving credit facility and the warehouse facility, and other deposits and receivables.

***Debt Issuance Costs***

In accordance with ASC 835, debt issuance costs related to the senior unsecured notes payable are presented as a direct deduction from its carrying value in the Consolidated Balance Sheets. There were no unamortized debt issuance costs related to the senior unsecured notes payable as of March 31, 2026. As of March 31, 2025, there were $1.0 million unamortized debt issuance costs related to the senior unsecured notes payable.

As the Company intends to pay down the revolving credit facility and the warehouse facility throughout their contractual arrangements, debt issuance costs related to these arrangements are presented as an asset within Other assets in the Consolidated Balance Sheets. Unamortized debt issuance costs related to the revolving credit facility as of March 31, 2026 and 2025 were $1.9 million and $0.6 million, respectively. Unamortized debt issuance costs related to the warehouse facility as of March 31, 2026 and 2025 were $2.1 million and $0.2 million, respectively.

Amortization of debt issuance costs is included as a component of Interest expense in the Consolidated Statements of Operations.

***Intangible Assets and Goodwill***

Intangible assets include the fair value of acquired customer lists and the fair value assigned to non-compete agreements. Customer lists are amortized on a straight line or accelerated basis over their estimated period of benefit. As of March 31, 2026, the useful life of customer lists ranged from 8 to 23 years with a weighted average of approximately 8.5 years. Non-compete agreements are amortized on a straight line basis over the term of the agreement. As of March 31, 2026, the useful life of non-compete agreements ranged from 5 to 15 years with a weighted average of approximately 6.3 years.

The fair value of the customer lists is based on a valuation model that utilizes the Company's historical data to estimate the value of any acquired customer lists. The branches the Company acquires are small, privately-owned branches, which do not have sufficient historical data to determine customer attrition. The Company believes that the customers acquired have the same characteristics and perform similarly to its customers. Therefore, the Company utilized the attrition patterns of its customers when developing the estimate of attrition for acquired customers. This estimation method is re-evaluated periodically. Non-compete agreements are valued at the stated amount paid to the other party for these agreements, which the Company believes approximates the fair value. In a business combination, the remaining excess of the purchase price over the fair value of the tangible assets, customer list, and non-compete agreements is allocated to goodwill.

The Company evaluates goodwill annually for impairment in the fourth quarter of the fiscal year using the market value-based approach. The Company has one reporting unit, and the Company has multiple components, the lowest level of which is individual branches. The Company's components are aggregated for impairment testing as they have similar economic characteristics.

### Impairment of Long-Lived Assets

The Company assesses impairment of long-lived assets, including property and equipment and intangible assets, whenever changes or events indicate that the carrying amount may not be recoverable. The Company assesses impairment of these assets generally at the branch level based on the operating cash flows of the branch and the Company's plans for branch closings. The Company will write down such assets to fair value if, based on an analysis, the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets. The Company did not record any impairment charges for the fiscal years ended March 31, 2026, 2025, or 2024.

### Fair Value of Financial Instruments

FASB ASC Topic 825 requires disclosures about the fair value of all financial instruments, regardless of whether the financial instrument is recognized on the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. The Company's financial instruments for the periods reported consist of the following: cash, restricted cash, loans receivable, net, a revolving credit facility, a warehouse facility, and a senior unsecured notes payable.

Loans receivable are originated at prevailing market rates and have an average life of up to twelve months. Given the short-term nature of these loans, they are continually repriced at current market rates. The Company's revolving credit facility and warehouse facility have a variable rate based on a margin over SOFR and reprices with any changes in SOFR. The fair value of the senior unsecured notes payable is estimated based on quoted prices in markets that are not active.

### Insurance Premiums and Commissions

Insurance premiums for credit life, accident and health, property and unemployment insurance written in connection with certain loans, net of refunds and applicable advance insurance commissions retained by the Company, are remitted monthly to an insurance company. All commissions are recorded to unearned insurance commissions and recognized as insurance income over the life of the related insurance contracts. The Company recognizes insurance income using the Rule of 78s method for credit life (decreasing term), credit accident and health, unemployment insurance and the Pro Rata method for credit life (level term) and credit property.

The Company has a wholly-owned, captive insurance subsidiary that reinsures a portion of the credit insurance sold in connection with loans made by the Company. Certain coverages currently sold by the Company on behalf of the unaffiliated insurance carrier are ceded by the carrier to the captive insurance subsidiary, providing the Company with an additional source of income derived from the earned reinsurance premiums. Insurance premiums are ceded to the reinsurance subsidiary as written, and revenue is recognized over the life of the related insurance contracts. For the years ended March 31, 2026, 2025, and 2024, the amount of net written premiums by the reinsurance subsidiary were $5.0 million, $6.1 million, and $7.2 million, respectively, and the amount of earned premiums were $6.0 million, $7.1 million, and $8.2 million, respectively.

The Company maintains a cash reserve for claims in an amount determined by the ceding company. As of March 31, 2026 and 2025, the required cash reserves were $3.0 million and $4.0 million, respectively, which are included as a component of Restricted cash in the Consolidated Balance Sheets.

### Tax Return Preparation Revenue

The Company offers income tax return preparation services to its customer base and to others. Revenue associated with tax return preparation services is recognized in accordance with ASC 606. Contracts associated with these services include two performance obligations, tax return preparation services and refund assurance services, as each service is capable of being distinct and is separately identifiable in the contract. Tax return preparation services are recognized at a point in time in the period the return is filed, and refund assurance services are recognized ratably over time as the performance obligation is met (performance period is approximately 36 months). Specifically, the Company's Refund Assurance Plan ("RAP") provides enrolled customers with (a) audit representation before the IRS and (b) reimbursement of verified tax preparation errors up to $5,000 for a three-year coverage period beginning at the IRS acceptance date for each return and ending on April 15 three years after the applicable filing deadline. Refund assurance fees create a contract liability at the time of funding, which is presented as Deferred revenue (contract liability) in the Company's Consolidated Balance Sheets. The contract liability is released ratably as the performance period elapses. Revenue recognized during the year ended March 31, 2026 that was included in the Deferred revenue (contract liability) balance at March 31, 2025 was $1.7 million.

The following is a summary of the changes in Deferred revenue (contract liability) for the years ended March 31, 2026, 2025, and 2024:

| | For the years ended March 31, | | |
| --- | --- | --- | --- |
| | 2026 | 2025 | 2024 |
| Balance at beginning of period | $ 3,349,571 | $ 2,679,142 | $ 2,276,188 |
| RAP fees received and deferred during year | 2,226,183 | 2,058,457 | 1,644,021 |
| Revenue recognized during year | (1,650,225) | (1,388,028) | (1,241,067) |
| Balance at end of period | 3,925,529 | 3,349,571 | 2,679,142 |

### Non-filing Insurance

Non-filing insurance premiums are charged to certain customers on certain loans in lieu of recording and perfecting the Company's security interest in the assets pledged. The premiums are passed through to a third-party insurance company, and any recoveries from customers after a receipt of an insurance payment are remitted to the third-party insurance company. Neither non-filing insurance premiums nor recoveries are reflected in the accompanying Consolidated Statements of Operations (see Note 10 to the Consolidated Financial Statements).

Certain losses related to such loans, which are not recoverable through life, accident and health, property, or unemployment insurance claims, are reimbursed through non-filing insurance claims subject to policy limitations. Paid claims are applied to customers' accounts, typically prior to charge-off, and are not reflected in net charge-offs. Non-filing insurance claims do not impact our allowance for credit losses.

### Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment related to additional facts and circumstances occurs.

### Earnings Per Share

EPS is computed in accordance with FASB ASC Topic 260. Basic EPS includes no dilution and is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in the earnings of the Company. Potential common stock included in the diluted EPS computation consists of Service Options and Restricted Stock, which are computed using the treasury stock method. See Note 13 to the Consolidated Financial Statements for the reconciliation of the numerators and denominators for basic and dilutive EPS calculations.

### Stock-Based Compensation

FASB ASC Topic 718-10 requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees. FASB ASC Topic 718-10 does not change the accounting guidance for share-based payment transactions with parties other than employees provided in FASB ASC Topic 718-10. Under FASB ASC Topic 718-10, the way an award is classified will affect the measurement of compensation cost. Liability-classified awards are remeasured to fair value at each balance-sheet date until the award is settled. Equity-classified awards are measured at grant-date fair value, amortized over the subsequent vesting period, and are not subsequently remeasured. The fair value of non-vested stock awards for the purposes of recognizing stock-based compensation expense is the market price of the stock on the grant date. The fair value of options is estimated on the grant date using the Black-Scholes option pricing model (see Note 14 to the Consolidated Financial Statements). The Company accounts for forfeitures as they occur. The Company issues available common shares upon the exercise of an option award. At March 31, 2026, the Company had several share-based employee compensation plans, which are described more fully in Note 14 to the Consolidated Financial Statements.

### Share Repurchases

On February 11, 2026, the Board of Directors authorized the Company to repurchase up to $50.0 million of the Company's outstanding common stock, inclusive of the amount that remains available for repurchase under prior repurchase authorizations. As of March 31, 2026, the Company had $12.2 million in aggregate remaining repurchase capacity under its current share repurchase program. The Company expects to repurchase shares in fiscal 2027; however, the timing and actual number of shares of common stock repurchased will depend on a variety of factors, including the stock price, corporate and regulatory requirements, restrictions under the revolving credit facility and other market and economic conditions. The Company's stock repurchase program may be suspended or discontinued at any time.

On September 3, 2025, in accordance with its share repurchase program, the Company, after approval by the Audit and Compliance Committee, repurchased 347,064 shares of its common stock for $60.0 million in a privately negotiated transaction from certain affiliates of Prescott General Partners, LLC, who, along with its affiliates, beneficially own approximately 46.3% of the Company's common stock as of March 31, 2026. The price per share was $172.88, which was the closing market price at September 3, 2025.

On February 18, 2025, in accordance with its share repurchase program, the Company, after approval by the Audit and Compliance Committee, repurchased 162,712 shares for $24.0 million from Prescott Associates L.P. in a privately negotiated transaction. The $147.50 price per share was based upon the prevailing market rate at the time, and the closing market rate at February 18, 2025 was $147.16.

The Company continues to believe stock repurchases are a viable component of the Company's long-term financial strategy and an excellent use of excess cash when the opportunity arises. Additional share repurchases can be made subject to compliance with, among other things, applicable restricted payment covenants under the revolving credit facility. As of March 31, 2026, subject to further approval from our Board of Directors, we could repurchase approximately $59.9 million of shares under the terms of our debt facilities. To the extent we have excess capital, we may repurchase stock, if appropriate, and as authorized by our Board of Directors.

### Concentration of Risk

The Company generally serves individuals with limited access to other sources of consumer credit such as banks, credit unions, other consumer finance businesses and credit card lenders. Substantially all new customers are required to submit a listing of personal property that will serve as collateral to secure the loan; however, the Company does not rely on the value of such collateral in the loan approval process and generally does not perfect its security interest in that collateral.

During the year ended March 31, 2026, the Company operated in sixteen states in the United States. As of March 31, 2026, 2025, and 2024, gross loan receivable within the Company's four largest states accounted for approximately 51% of the Company's gross loans receivable balance.

The Company maintains amounts in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced losses in such accounts, which are maintained with large domestic banks. Management believes the Company's exposure to credit risk is minimal for these accounts.

### Advertising Costs

Advertising costs are expensed the first time the advertising takes place. Advertising costs were approximately $10.6 million, $10.2 million, and $9.9 million for fiscal years 2026, 2025, and 2024, respectively.

### Recently Adopted Accounting Standards

*Improvements to Income Tax Disclosures*

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures,* which modifies the rules on income tax disclosures to require entities to expand annual disclosures to 1) include specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold and 2) disclose the amount of income taxes paid (net of refunds received) disaggregated by federal, state and foreign taxes. ASU 2023-09 also requires entities to disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign, and income tax expense (or benefit) from continuing operations disaggregated by federal, state and foreign, among other changes. The amendments are effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company adopted ASU 2023-09 on a retrospective basis effective March 31, 2026. The adoption of this ASU expanded our income tax disclosures, but had no other effect on the Company's consolidated financial statements.

### *Recently Issued Accounting Standards Not Yet Adopted*

*Purchased Loans*

In November 2025, the FASB issued ASU 2025-08, *Financial Instruments-Credit Losses (Topic 326): Purchased Loans*, which expands the population of acquired financial assets subject to the gross-up approach in Topic 326. In accordance with the amendments in this update, loans (excluding credit cards) acquired without credit deterioration and deemed "seasoned", which is defined as either 1) Non-PCD loans that are obtained in a business combination or 2) Non-PCD loans that (a) are obtained in an asset acquisition or upon consolidation of a variable interest entity that is not a business and (b) are acquired more than 90 days after their origination date by a transferee that was not involved in their origination, are considered purchased seasoned loans and should be accounted for using the gross-up approach at acquisition. The amendments in this update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The amendments should be applied prospectively to loans that are acquired on or after the initial application date. Early adoption is permitted in an interim or annual reporting period in which financial statements have not yet been issued or made available for issuance. Management is currently evaluating this ASU to determine its impact on the Company's consolidated financial statements and related disclosures.

*Disaggregation of Income Statement Expenses*

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses, which requires additional disclosure, in the notes to financial statements, about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. The amendments in this update are effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, which was clarified by ASU 2025-01, *Clarifying the Effective Date.* Early adoption is permitted. ASU 2024-03 should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this update or (2) retrospectively to any or all prior periods presented in the financial statements. Management is currently evaluating this ASU to determine its impact on the Company's Consolidated Financial Statements and related disclosures.

We reviewed all other newly issued accounting pronouncements and concluded that they are either not applicable to our business or are not expected to have a material effect on the Company's Consolidated Financial Statements and related disclosures as a result of future adoption.

## (2) <u>Revision of Previously Issued Consolidated Financial Statements</u>

During fiscal 2026, the Company identified an error in the timing of revenue recognition for its Refund Assurance Plan ("RAP") fees associated with the Company's tax preparation services. The Company had historically recognized RAP fees as revenue at the time the related tax return was prepared. The Company has determined that under ASC 606, *Revenue from Contracts with Customers*, these fees should be recognized ratably over the 36-month coverage period of each plan, as the related performance obligation is a stand-ready obligation satisfied over time. Accordingly, the Company should recognize a contract liability for the unearned portion of RAP fees, which is recognized as revenue ratably over the coverage period. The error affected previously issued financial statements for the years ended March 31, 2025 and 2024, and prior periods.

The Company evaluated the error in accordance with SEC Staff Accounting Bulletin No. 99, *Materiality*, and SEC Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*, considering both quantitative and qualitative factors, and concluded that the error was not material, individually or in the aggregate, to any previously issued financial statements. The Company has revised the prior period comparative financial statements presented herein to reflect the correction for comparability purposes. The cumulative effect of the error for periods prior to fiscal 2024 was $1.7 million, which has been recorded as an adjustment to opening retained earnings as of April 1, 2023. Because the error is not material to any previously issued financial statements, no restatement to any previously filed annual or quarterly report is required.

The effect of the revision on the Company's previously issued consolidated financial statements for each financial statement line item affected is presented in the tables below:

*Effect on Consolidated Balance Sheets*

| | As of March 31, 2025 | | |
| | As Reported | Increase (Decrease) | As Revised |
|---|---|---|---|
| Deferred income taxes, net | $ 33,291,074 | $ 860,594 | $ 34,151,668 |
| Total assets | 1,007,627,647 | 860,594 | 1,008,488,241 |
| Deferred revenue (contract liability) | — | 3,349,571 | 3,349,571 |
| Total liabilities | 568,147,183 | 3,349,571 | 571,496,754 |
| Retained earnings | 173,053,986 | (2,488,977) | 170,565,009 |
| Total shareholders' equity | 439,480,464 | (2,488,977) | 436,991,487 |
| Total liabilities and shareholders' equity | 1,007,627,647 | 860,594 | 1,008,488,241 |

*Effect on Consolidated Statements of Operations*

| | For the years ended March 31, | | | | | |
| | 2025 | | | 2024 | | |
| | As Reported | Decrease | As Revised | As Reported | Decrease | As Revised |
|---|---|---|---|---|---|---|
| Insurance and other income, net[1] | $ 99,750,948 | $ (670,429) | $99,080,519 | $104,685,541 | $ (402,954) | $104,282,587 |
| Total revenues | 564,841,465 | (670,429) | 564,171,036 | 573,213,402 | (402,954) | 572,810,448 |
| Income before income taxes | 111,985,377 | (670,429) | 111,314,948 | 99,407,736 | (402,954) | 99,004,782 |
| Income tax expense | 22,243,979 | (171,753) | 22,072,226 | 22,062,509 | (104,071) | 21,958,438 |
| Net income | 89,741,398 | (498,676) | 89,242,722 | 77,345,227 | (298,883) | 77,046,344 |
| Net income per common share | 16.54 | (0.09) | 16.45 | 13.45 | (0.05) | 13.40 |
| Net income per diluted share | 16.30 | (0.09) | 16.21 | 13.19 | (0.05) | 13.14 |

[1] RAP fees are included within Insurance and other income, net. No other revenue related line item is affected.

*Effect on Consolidated Statements of Shareholders Equity*

| | As of and for the years ended March 31, | | | | | |
| | 2025 | | | 2024 | | |
| | As Reported | Decrease | As Revised | As Reported | Decrease | As Revised |
|---|---|---|---|---|---|---|
| Opening retained earnings at March 31 | $ 137,994,264 | $ (1,990,301) | $ 136,003,963 | $ 97,154,898 | $ (1,691,418) | $ 95,463,480 |
| Opening shareholders' equity at March 31 | 424,427,216 | (1,990,301) | 422,436,915 | 385,226,737 | (1,691,418) | 383,535,319 |
| Net income | 89,741,398 | (498,676) | 89,242,722 | 77,345,227 | (298,883) | 77,046,344 |
| Ending retained earnings at March 31 | 173,053,986 | (2,488,977) | 170,565,009 | 137,994,264 | (1,990,301) | 136,003,963 |
| Ending shareholders' equity | 439,480,464 | (2,488,977) | 436,991,487 | 424,427,216 | (1,990,301) | 422,436,915 |

*Retained Earnings Adjustment Summary*

| | Pre-Tax | Tax Effect | After-Tax |
|---|---|---|---|
| Errors through fiscal 2023 - adjustment to opening retained earnings as of April 1, 2023 | $ (2,276,188) | $ 584,770 | $ (1,691,418) |
| Fiscal 2024 | (402,954) | 104,071 | (298,883) |
| Fiscal 2025 | (670,429) | 171,753 | (498,676) |
| Fiscal 2026 | (575,958) | 147,299 | (428,659) |
| Total | $ (3,925,529) | $ 1,007,893 | $ (2,917,636) |

*Effect on Consolidated Statements of Cash Flows*

| | For the years ended March 31, | | | | | |
| | 2025 | | | 2024 | | |
| | As Reported | Increase (Decrease) | As Revised | As Reported | Increase (Decrease) | As Revised |
|---|---|---|---|---|---|---|
| **Cash flow from operating activities:** | | | | | | |
| Net income | $ 89,741,398 | $ (498,676) | $89,242,722 | $ 77,345,227 | $ (298,883) | $77,046,344 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | | | | |
| Change in accounts: | | | | | | |
| Deferred income tax expense (benefit) | (2,348,230) | $ (171,753) | (2,519,983) | 10,737,604 | (104,071) | 10,633,533 |
| Deferred revenue (contract liability) | — | $ 670,429 | 670,429 | — | 402,954 | 402,954 |
| Net cash provided by operating activities | 254,163,602 | $ — | 254,163,602 | 265,783,366 | — | 265,783,366 |

**(3)** **Allowance for Credit Losses and Credit Quality Information**

The following is a summary of gross loans receivable by Customer Tenure as of:

| Customer Tenure | | March 31, 2026 | | March 31, 2025 |
|---|---|---|---|---|
| 0 to 5 months | $ | 108,089,995 | $ | 101,878,703 |
| 6 to 17 months | | 104,523,602 | | 75,379,597 |
| 18 to 35 months | | 97,146,489 | | 99,857,401 |
| 36 to 59 months | | 133,394,010 | | 130,228,889 |
| 60+ months | | 829,311,106 | | 813,921,811 |
| Tax advance loans | | 6,523,121 | | 4,369,517 |
| Total gross loans | $ | 1,278,988,323 | $ | 1,225,635,918 |

The Company uses current payment performance to assess the capability of the borrower to repay contractual obligations of the loan agreements as scheduled. Current payment performance is monitored by management on a daily basis. The Company's payment performance buckets are as follows: current, 30-60 days past due, 61-90 days past due, 91 days or more past due.

All loans, except for TALs, that are greater than 90 days past due on a recency basis and not written off as of the reporting date are reserved for 100% of the outstanding balance, net of a calculated Rehab Rate. The weighted average Rehab Rate at March 31, 2026 and 2025 was 5.4% and 4.5%, respectively. A loan is charged off within the allowance for credit losses in the month following when an account reaches 120 days past due on a recency basis, subject to certain exceptions. Specifically, the Company's customer accounts in a confirmed bankruptcy are charged off in the month after they reach 60 days past due on a recency basis. The accounts of deceased or incarcerated customers are also charged off in the month after they reach 60 days past due on a recency basis, with the exception of deceased customers with credit life insurance. Subsequent recoveries of amounts charged off, if any, are credited to the allowance for credit losses.

The following tables provide a breakdown of the Company's gross loans receivable by current payment performance on a recency basis and year of origination at March 31, 2026:

| | Term Loans By Origination | | | | | | |
| Loans | Up to 1 Year Ago | Between 1 and 2 Years Ago | Between 2 and 3 Years Ago | Between 3 and 4 Years Ago | Between 4 and 5 Years Ago | More than 5 Years Ago | Total |
|---|---|---|---|---|---|---|---|
| Current | $ 1,127,601,886 | $ 34,721,317 | $ 3,214,393 | $ 271,979 | $ 16,929 | $ 4,306 | $ 1,165,830,810 |
| 30 - 60 days past due | 32,414,245 | 2,327,865 | 307,145 | 44,766 | 1,155 | 106 | 35,095,282 |
| 61 - 90 days past due | 24,701,069 | 1,229,685 | 164,722 | 22,825 | — | — | 26,118,301 |
| 91 or more days past due | 41,956,966 | 3,125,165 | 295,854 | 40,349 | 2,475 | — | 45,420,809 |
| Total | $ 1,226,674,166 | $ 41,404,032 | $ 3,982,114 | $ 379,919 | $ 20,559 | $ 4,412 | $ 1,272,465,202 |

| | Term Loans By Origination | | | | | | |
| Tax advance loans | Up to 1 Year Ago | Between 1 and 2 Years Ago | Between 2 and 3 Years Ago | Between 3 and 4 Years Ago | Between 4 and 5 Years Ago | More than 5 Years Ago | Total |
|---|---|---|---|---|---|---|---|
| Current | $ 4,238,000 | $ 73,048 | $ 4,473 | $ — | $ — | $ — | $ 4,315,521 |
| 30 - 60 days past due | 2,095,947 | 20,070 | 2,943 | — | — | — | 2,118,960 |
| 61 - 90 days past due | — | 35,112 | 285 | — | — | — | 35,397 |
| 91 or more days past due | — | 48,493 | 4,750 | — | — | — | 53,243 |
| Total | $ 6,333,947 | $ 176,723 | $ 12,451 | $ — | $ — | $ — | $ 6,523,121 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| **Total gross loans** | | | | | | | $ 1,278,988,323 |

The following tables provide a breakdown of the Company's gross loans receivable by current payment performance on a recency basis and year of origination at March 31, 2025:

| | Term Loans By Origination | | | | | | |
|---|---|---|---|---|---|---|---|
| Loans | Up to 1 Year Ago | Between 1 and 2 Years Ago | Between 2 and 3 Years Ago | Between 3 and 4 Years Ago | Between 4 and 5 Years Ago | More than 5 Years Ago | Total |
| Current | $1,053,793,007 | $ 50,053,899 | $ 4,842,323 | $ 251,689 | $ 9,764 | $ 3,256 | $1,108,953,938 |
| 30 - 60 days past due | 34,713,638 | 3,762,456 | 510,626 | 70,739 | 3,765 | 6,865 | 39,068,089 |
| 61 - 90 days past due | 25,209,122 | 2,176,520 | 202,706 | 43,404 | 1,606 | — | 27,633,358 |
| 91 or more days past due | 40,846,872 | 4,315,756 | 359,135 | 80,844 | 2,352 | 6,057 | 45,611,016 |
| Total | $1,154,562,639 | $ 60,308,631 | $ 5,914,790 | $ 446,676 | $ 17,487 | $ 16,178 | $1,221,266,401 |

| | Term Loans By Origination | | | | | | |
|---|---|---|---|---|---|---|---|
| Tax advance loans | Up to 1 Year Ago | Between 1 and 2 Years Ago | Between 2 and 3 Years Ago | Between 3 and 4 Years Ago | Between 4 and 5 Years Ago | More than 5 Years Ago | Total |
| Current | $ 2,634,949 | $ 137,685 | $ — | $ — | $ — | $ — | $ 2,772,634 |
| 30 - 60 days past due | 1,477,466 | 26,980 | — | — | — | — | 1,504,446 |
| 61 - 90 days past due | — | 22,376 | — | — | — | — | 22,376 |
| 91 or more days past due | — | 70,061 | — | — | — | — | 70,061 |
| Total | $ 4,112,415 | $ 257,102 | $ — | $ — | $ — | $ — | $ 4,369,517 |

| | |
|---|---|
| Total gross loans | $1,225,635,918 |

The following tables provide a breakdown of the Company's gross loans receivable by current payment performance on a contractual basis and year of origination at March 31, 2026:

**Term Loans By Origination**

| Loans | Up to 1 Year Ago | Between 1 and 2 Years Ago | Between 2 and 3 Years Ago | Between 3 and 4 Years Ago | Between 4 and 5 Years Ago | More than 5 Years Ago | Total |
|---|---|---|---|---|---|---|---|
| Current | $1,113,361,113 | $30,581,625 | $2,504,198 | $ 123,269 | $ 302 | $ 741 | $1,146,571,248 |
| 30 - 60 days past due | 33,975,944 | 1,607,055 | 169,179 | 6,468 | — | — | 35,758,646 |
| 61 - 90 days past due | 28,838,884 | 1,499,648 | 118,562 | 9,612 | — | — | 30,466,706 |
| 91 or more days past due | 50,498,225 | 7,715,704 | 1,190,175 | 240,570 | 20,257 | 3,671 | 59,668,602 |
| Total | $1,226,674,166 | $41,404,032 | $3,982,114 | $ 379,919 | $ 20,559 | $ 4,412 | $1,272,465,202 |

**Term Loans By Origination**

| Tax advance loans | Up to 1 Year Ago | Between 1 and 2 Years Ago | Between 2 and 3 Years Ago | Between 3 and 4 Years Ago | Between 4 and 5 Years Ago | More than 5 Years Ago | Total |
|---|---|---|---|---|---|---|---|
| Current | $ 4,238,000 | $ 50,631 | $ 582 | $ — | $ — | $ — | $ 4,289,213 |
| 30 - 60 days past due | 2,095,947 | 10,633 | 4,321 | — | — | — | 2,110,901 |
| 61 - 90 days past due | — | 20,032 | 285 | — | — | — | 20,317 |
| 91 or more days past due | — | 95,427 | 7,263 | — | — | — | 102,690 |
| Total | $ 6,333,947 | $ 176,723 | $ 12,451 | $ — | $ — | $ — | $ 6,523,121 |
| Total gross loans | | | | | | | $1,278,988,323 |

The following tables provide a breakdown of the Company's gross loans receivable by current payment performance on a contractual basis and year of origination at March 31, 2025:

| Loans | Term Loans By Origination | | | | | | |
|---|---|---|---|---|---|---|---|
| | Up to 1 Year Ago | Between 1 and 2 Years Ago | Between 2 and 3 Years Ago | Between 3 and 4 Years Ago | Between 4 and 5 Years Ago | More than 5 Years Ago | Total |
| Current | $1,036,242,539 | $43,391,314 | $ 3,580,872 | $ 112,427 | $ 1,559 | $ — | $1,083,328,711 |
| 30 - 60 days past due | 38,559,638 | 3,062,579 | 231,471 | 20,496 | — | — | 41,874,184 |
| 61 - 90 days past due | 30,254,181 | 2,750,211 | 235,759 | 11,600 | — | — | 33,251,751 |
| 91 or more days past due | 49,506,281 | 11,104,527 | 1,866,688 | 302,153 | 15,928 | 16,178 | 62,811,755 |
| Total | $1,154,562,639 | $60,308,631 | $ 5,914,790 | $ 446,676 | $ 17,487 | $ 16,178 | $1,221,266,401 |

| Tax advance loans | Term Loans By Origination | | | | | | |
|---|---|---|---|---|---|---|---|
| | Up to 1 Year Ago | Between 1 and 2 Years Ago | Between 2 and 3 Years Ago | Between 3 and 4 Years Ago | Between 4 and 5 Years Ago | More than 5 Years Ago | Total |
| Current | $ 2,634,950 | $ 111,585 | $ — | $ — | $ — | $ — | $ 2,746,535 |
| 30 - 60 days past due | 1,477,465 | 15,502 | — | — | — | — | 1,492,967 |
| 61 - 90 days past due | — | 19,812 | — | — | — | — | 19,812 |
| 91 or more days past due | — | 110,203 | — | — | — | — | 110,203 |
| Total | $ 4,112,415 | $ 257,102 | $ — | $ — | $ — | $ — | $ 4,369,517 |

| Total gross loans | | | | | | | $1,225,635,918 |

The following table provides a breakdown of the Company's gross charge-offs by fiscal year of origination for the years ended March 31, 2026, 2025 and 2024:

**2026**

**Gross Charge-offs by Origination**

| Origination Year | Loans | | Tax advance loans | | Total | |
|---|---|---|---|---|---|---|
| **2021 and prior** | $ | **12,812** | $ | **—** | $ | **12,812** |
| **2022** | | **145,042** | | **—** | | **145,042** |
| **2023** | | **710,316** | | **—** | | **710,316** |
| **2024** | | **7,561,145** | | **183,060** | | **7,744,205** |
| **2025** | | **115,991,453** | | **2,204,039** | | **118,195,492** |
| **2026** | | **71,205,614** | | **—** | | **71,205,614** |
| **Total** | $ | **195,626,382** | $ | **2,387,099** | $ | **198,013,481** |

**2025**

Gross Charge-offs by Origination

| Origination Year | Loans | | Tax advance loans | | Total | |
|---|---|---|---|---|---|---|
| 2020 and prior | $ | 25,437 | $ | — | $ | 25,437 |
| 2021 | | 29,714 | | — | | 29,714 |
| 2022 | | 797,055 | | — | | 797,055 |
| 2023 | | 9,372,562 | | 235 | | 9,372,797 |
| 2024 | | 113,281,140 | | 3,774,832 | | 117,055,972 |
| 2025 | | 63,515,257 | | — | | 63,515,257 |
| Total | $ | 187,021,165 | $ | 3,775,067 | $ | 190,796,232 |

**2024**

Gross Charge-offs by Origination

| Origination Year | Loans | | Tax advance loans | | Total | |
|---|---|---|---|---|---|---|
| 2019 and prior | $ | 17,352 | $ | — | $ | 17,352 |
| 2020 | | 53,791 | | — | | 53,791 |
| 2021 | | 301,162 | | — | | 301,162 |
| 2022 | | 11,095,208 | | 5,197 | | 11,100,405 |
| 2023 | | 132,745,783 | | 1,287,512 | | 134,033,295 |
| 2024 | | 65,038,754 | | — | | 65,038,754 |
| Total | $ | 209,252,050 | $ | 1,292,709 | $ | 210,544,759 |

The allowance for credit losses is applied to amortized cost, which is defined as the amount at which a financing receivable is originated, and net of deferred fees and costs, collection of cash, and charge-offs. Amortized cost also includes interest earned but not collected.

Credit risk is inherent in the business of extending loans to borrowers and is continuously monitored by management and reflected within the allowance for credit losses for loans. The allowance for credit losses is an estimate of expected losses inherent within the Company's gross loans receivable portfolio. In estimating the allowance for credit losses, loans with similar risk characteristics are aggregated into pools and collectively assessed. The Company's loan products have generally the same terms; therefore, the Company looks to borrower characteristics as a way to disaggregate loans into pools sharing similar risks.

In determining the allowance for credit losses, the Company examined four borrower risk metrics as noted below.

1. Borrower type
2. Active months
3. Prior loan performance
4. Customer Tenure

To determine how well each metric predicts default risk, the Company used loss rate data over an observation period of twelve months at the loan level. The information value was then calculated for each metric. From this analysis, management determined the metric that had the strongest predictor of default risk was Customer Tenure. The Customer Tenure buckets used in the allowance for credit loss calculation are:

1. 0 to 5 months
2. 6 to 17 months
3. 18 to 35 months
4. 36 to 59 months
5. 60+ months

Management will continue to monitor this credit metric on a quarterly basis.

Management estimates an allowance for each Customer Tenure bucket by performing a historical migration analysis of loans in that bucket for the twelve most recent historical twelve-month migration periods. Management considers whether current credit conditions might suggest a change is needed to the allowance for credit losses by monitoring trends in first pay success for NBs, 61-90 day delinquencies on a recency basis, percent of loan balances that are paying and percentage of gross loans that are acquired loans. If management determines that historical migration rates should be adjusted to reflect expected credit losses, a qualitative adjustment is made to reflect management's judgment regarding observable changes in recent or expected economic trends and conditions, portfolio composition, or other significant events or conditions that affect the current estimate.

Due to the short term nature of the loan portfolio, forecasted changes in macro-economic variables, such as unemployment levels, general inflation and commodity prices, typically do not have a significant impact on loans outstanding at the end of a particular reporting period, unless those changes are particularly severe and sudden in nature. Therefore, management develops a reasonable and supportable forecast of losses by comparing the most recent six-month loss curves as compared to historical loss curves to see if there are significant changes in borrower behavior that may indicate the historical migration rates should be adjusted. As of March 31, 2026 and 2025, there were no conditions or other factors considered significant enough to warrant a forecast adjustment.

The following table is an aging analysis on a recency basis at amortized cost of the Company's gross loans receivable at March 31, 2026:

| Customer Tenure | Current | Days Past Due - Recency Basis 30 - 60 | 61 - 90 | Over 90 | Total Past Due | Total Loans |
|---|---|---|---|---|---|---|
| 0 to 5 months | $ 79,597,251 $ | 6,963,212 $ | 7,202,639 $ | 14,326,893 $ | 28,492,744 | $ 108,089,995 |
| 6 to 17 months | 92,236,929 | 3,899,186 | 3,151,558 | 5,235,929 | 12,286,673 | 104,523,602 |
| 18 to 35 months | 88,974,357 | 2,845,603 | 1,934,535 | 3,391,994 | 8,172,132 | 97,146,489 |
| 36 to 59 months | 123,630,020 | 3,483,203 | 2,296,557 | 3,984,230 | 9,763,990 | 133,394,010 |
| 60+ months | 781,392,253 | 17,904,078 | 11,533,012 | 18,481,763 | 47,918,853 | 829,311,106 |
| Tax advance loans | 4,315,521 | 2,118,960 | 35,397 | 53,243 | 2,207,600 | 6,523,121 |
| Total gross loans | 1,170,146,331 | 37,214,242 | 26,153,698 | 45,474,052 | 108,841,992 | 1,278,988,323 |
| Unearned interest, insurance and fees | (298,986,252) | (6,475,433) | (7,226,714) | (12,375,839) | (26,077,986) | (325,064,238) |
| Total net loans | $ 871,160,079 $ | 30,738,809 $ | 18,926,984 $ | 33,098,213 $ | 82,764,006 | $ 953,924,085 |
| | | | | | | |
| Percentage of period-end gross loans receivable | | 2.9% | 2.0% | 3.6% | 8.5% | |

The following table is an aging analysis on a recency basis at amortized cost of the Company's gross loans receivable at March 31, 2025:

| Customer Tenure | Current | Days Past Due - Recency Basis 30 - 60 | 61 - 90 | Over 90 | Total Past Due | Total Loans |
|---|---|---|---|---|---|---|
| 0 to 5 months | $ 77,087,815 $ | 6,036,410 $ | 6,587,901 $ | 12,166,577 $ | 24,790,888 $ | 101,878,703 |
| 6 to 17 months | 65,677,583 | 3,126,374 | 2,398,424 | 4,177,216 | 9,702,014 | 75,379,597 |
| 18 to 35 months | 89,776,541 | 3,700,216 | 2,394,549 | 3,986,095 | 10,080,860 | 99,857,401 |
| 36 to 59 months | 117,976,116 | 4,641,585 | 2,917,862 | 4,693,326 | 12,252,773 | 130,228,889 |
| 60+ months | 758,435,883 | 21,563,504 | 13,334,622 | 20,587,802 | 55,485,928 | 813,921,811 |
| Tax advance loans | 2,772,634 | 1,504,446 | 22,376 | 70,061 | 1,596,883 | 4,369,517 |
| Total gross loans | 1,111,726,572 | 40,572,535 | 27,655,734 | 45,681,077 | 113,909,346 | 1,225,635,918 |
| Unearned interest, insurance and fees | (282,034,628) | (7,588,025) | (7,590,060) | (12,107,391) | (27,285,476) | (309,320,104) |
| Total net loans | $ 829,691,944 $ | 32,984,510 $ | 20,065,674 $ | 33,573,686 $ | 86,623,870 $ | 916,315,814 |
| | | | | | | |
| Percentage of period-end gross loans receivable | | 3.3% | 2.3% | 3.7% | 9.3% | |

The following table provides a breakdown of the Company's gross loans receivable by current payment performance on a contractual basis and year of origination at March 31, 2026:

| Loans | Current | Days Past Due - Contractual Basis 30 - 60 | 61 - 90 | Over 90 | Total Past | Total Loans |
|---|---|---|---|---|---|---|
| 0 to 5 months | $ 77,775,686 $ | 6,761,770 $ | 7,574,752 $ | 15,977,787 | $ 30,314,309 | $ 108,089,995 |
| 6 to 17 months | 90,705,627 | 3,843,520 | 3,507,051 | 6,467,404 | 13,817,975 | 104,523,602 |
| 18 to 35 months | 87,506,104 | 2,747,848 | 2,267,411 | 4,625,126 | 9,640,385 | 97,146,489 |
| 36 to 59 months | 121,309,557 | 3,525,496 | 2,813,887 | 5,745,070 | 12,084,453 | 133,394,010 |
| 60+ months | 769,274,274 | 18,880,012 | 14,303,605 | 26,853,215 | 60,036,832 | 829,311,106 |
| Tax advance loans | 4,289,213 | 2,110,901 | 20,317 | 102,690 | 2,233,908 | 6,523,121 |
| Total gross loans | 1,150,860,461 | 37,869,547 | 30,487,023 | 59,771,292 | 128,127,862 | 1,278,988,323 |
| Unearned interest, insurance and fees | (294,911,485) | (6,127,896) | (8,334,364) | (15,690,493) | (30,152,753) | (325,064,238) |
| Total net loans | $ 855,948,976 $ | 31,741,651 $ | 22,152,659 $ | 44,080,799 | $ 97,975,109 | $ 953,924,085 |
| | | | | | | |
| Percentage of period-end gross loans receivable | | 3.0% | 2.4% | 4.7% | 10.1% | |

The following table provides a breakdown of the Company's gross loans receivable by current payment performance on a contractual basis and year of origination at March 31, 2025:

| Loans | Current | Days Past Due - Contractual Basis 30 - 60 | 61 - 90 | Over 90 | Total Past | Total Loans |
|---|---|---|---|---|---|---|
| 0 to 5 months | $ 75,594,279 $ | 6,149,270 $ | 6,896,035 $ | 13,239,119 | $ 26,284,424 $ | 101,878,703 |
| 6 to 17 months | 64,188,458 | 3,112,624 | 2,739,963 | 5,338,552 | 11,191,139 | 75,379,597 |
| 18 to 35 months | 87,012,982 | 3,864,242 | 2,986,200 | 5,993,977 | 12,844,419 | 99,857,401 |
| 36 to 59 months | 114,388,973 | 4,869,065 | 3,611,704 | 7,359,147 | 15,839,916 | 130,228,889 |
| 60+ months | 742,144,019 | 23,878,983 | 17,017,849 | 30,880,960 | 71,777,792 | 813,921,811 |
| Tax advance loans | 2,746,535 | 1,492,967 | 19,812 | 110,203 | 1,622,982 | 4,369,517 |
| Total gross loans | 1,086,075,246 | 43,367,151 | 33,271,563 | 62,921,958 | 139,560,672 | 1,225,635,918 |
| Unearned interest, insurance and fees | (276,573,216) | (7,561,258) | (9,034,007) | (16,151,623) | (32,746,888) | (309,320,104) |
| Total net loans | $ 809,502,030 $ | 35,805,893 $ | 24,237,556 $ | 46,770,335 | $106,813,784 $ | 916,315,814 |
| | | | | | | |
| Percentage of period-end gross loans receivable | | 3.5% | 2.7% | 5.1% | 11.3% | |

The Company elected not to record an allowance for credit losses for accrued interest as outlined in ASC 326-20-30-5A. Loans are placed on nonaccrual status when management determines that the full payment of principal and collection of interest according to contractual terms is no longer likely. The accrual of interest is discontinued when a loan is 61 days or more past the contractual due date. When the interest accrual is discontinued, all unpaid accrued interest is reversed against interest income. While a loan is on nonaccrual status, interest income is recognized only when a payment is received. Once a loan moves to nonaccrual status, it remains in nonaccrual status until it is paid out, charged off or refinanced.

The following table presents unpaid accrued interest reversed against interest income by Customer Tenure for the years ended March 31, 2026, 2025 and 2024:

| | Unpaid Accrued Interest Reversed Against Interest Income | | |
| | 2026 | 2025 | 2024 |
|---|---|---|---|
| Customer Tenure | | | |
| 0 to 5 months | $ (7,813,423) | $ (5,983,271) | $ (5,337,474) |
| 6 to 17 months | (3,691,985) | (2,960,850) | (3,251,451) |
| 18 to 35 months | (2,421,881) | (3,025,057) | (3,382,070) |
| 36 to 59 months | (2,626,135) | (3,272,098) | (4,056,209) |
| 60+ months | (12,573,769) | (12,138,391) | (10,494,632) |
| Total | $ (29,127,193) | $ (27,379,667) | $ (26,521,836) |

The following table presents the amortized cost basis of loans on nonaccrual status as of March 31, 2026 and March 31, 2025, as well as interest income recognized on nonaccrual loans for the years ended March 31, 2026, 2025, and 2024:

| | Nonaccrual Loans Receivable | | | | |
| Customer Tenure | As of March 31, 2026 | As of March 31, 2025 | Interest Income Recognized Fiscal 2026 | Interest Income Recognized Fiscal 2025 | Interest Income Recognized Fiscal 2024 |
|---|---|---|---|---|---|
| 0 to 5 months | $ 23,611,680 | $ 19,169,040 | $ 1,090,263 | $ 791,235 | $ 1,024,573 |
| 6 to 17 months | 10,432,434 | 8,510,132 | 1,072,224 | 986,271 | 1,522,705 |
| 18 to 35 months | 7,455,208 | 10,024,500 | 1,283,231 | 1,495,744 | 1,730,680 |
| 36 to 59 months | 9,463,186 | 12,151,649 | 1,550,305 | 1,837,922 | 2,364,522 |
| 60+ months | 44,878,571 | 52,154,586 | 7,179,310 | 6,422,145 | 6,547,368 |
| Unearned interest, insurance and fees | (22,531,096) | (23,775,911) | — | — | — |
| Total | $ 73,309,983 | $ 78,233,996 | $ 12,175,333 | $ 11,533,317 | $ 13,189,848 |

As of March 31, 2026 and March 31, 2025, there were no loans receivable 61 days or more past due, not on nonaccrual status, and no loans receivable on nonaccrual status with no related allowance for credit losses.

The following is a summary of the changes in the allowance for credit losses for the years ended March 31, 2026, 2025, and 2024:

| | 2026 | 2025 | 2024 |
|---|---|---|---|
| Balance at beginning of period | $ 103,347,129 | $ 102,962,811 | $ 125,552,733 |
| Provision for credit losses | 188,602,351 | 169,215,395 | 156,973,220 |
| Charge-offs | (198,013,481) | (190,796,232) | (210,544,759) |
| Recoveries[2] | 18,111,279 | 21,965,155 | 30,981,617 |
| Net charge-off | (179,902,202) | (168,831,077) | (179,563,142) |
| Balance at end of period | $ 112,047,278 | $ 103,347,129 | $ 102,962,811 |

[2] Recoveries for the year ended March 31, 2026, 2025, and 2024 include $8.2 million, $12.0 million, and $19.3 million, respectively, in proceeds related to the sale of charge-offs, which are included as a component of Provision for credit losses in the Consolidated Statements of Operations. The $8.2 million in fiscal 2026 relates to recurring sales of charge-offs. Of the $12.0 million in fiscal 2025, $1.5 million relates to bulk sales of charge-offs from prior periods and $10.5 million relates to recurring sales of charge-offs. Of the $19.3 million in fiscal 2024, $5.7 million relates to bulk sales of charge-offs from prior periods and $13.6 million relates to recurring sales of charge-offs.

## (4) Variable Interest Entity

The Company transfers pools of eligible loans receivable to the Warehouse to secure debt for general funding purposes. The Warehouse, a SPE of the Company, is considered a VIE under ASC 810, *Consolidation*, and is consolidated into the financial statements of the Company as the Company is determined to be the primary beneficiary of the Warehouse.

Debt under the Warehouse Facility is supported by the expected cash flows from the underlying collateralized loans receivable. Collections on these loans receivable are remitted to a restricted cash collection account, which totaled $15.6 million as of March 31, 2026. The Company also maintains a restricted cash reserve account, which totaled $2.0 million as of March 31, 2026. Cash inflows from the pledged loans receivable are distributed in accordance with the Credit Agreement's monthly contractual priority of payments, which include the Warehouse's lenders and service providers. Additionally, the Warehouse pays a servicing fee to the Company, which is eliminated in consolidation, as the Company continues to service the loans receivable transferred to the Warehouse. Cash inflows remaining after the contractual payments are distributed to the Company, which is permitted under the Credit Agreement.

The following table presents the assets and liabilities of our consolidated VIE:

| | March 31, 2026 | | March 31, 2025[3] | |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Gross loans receivable | $ | 228,285,593 | $ | — |
| Less: | | | | |
| Unearned interest, insurance and fees | | (59,193,501) | | — |
| Allowance for credit losses | | (18,563,362) | | — |
| Loans receivable, net | | 150,528,730 | | — |
| Restricted cash | | 17,636,232 | | — |
| Other assets, net | | 2,900,036 | | — |
| Total assets | $ | 171,064,998 | $ | — |
| **LIABILITIES** | | | | |
| Warehouse facility | $ | 143,293,355 | $ | — |
| Accounts payable and accrued expenses | | 855,839 | | — |
| Total liabilities | $ | 144,149,194 | $ | — |

[3] Column is intentionally left blank as the warehouse facility was established in September of 2025.

## (5) Property and Equipment

Property and equipment consist of:

| | March 31, 2026 | March 31, 2025 |
|---|---|---|
| Land | $ 44,443 | $ 100,443 |
| Building and leasehold improvements | 21,621,938 | 20,869,323 |
| Furniture and equipment | 60,352,125 | 59,465,807 |
| | 82,018,506 | 80,435,573 |
| Less accumulated depreciation and amortization | (64,587,892) | (60,669,785) |
| Total | $ 17,430,614 | $ 19,765,788 |

Depreciation expense was approximately $5.8 million, $6.3 million, and $6.7 million for the years ended March 31, 2026, 2025, and 2024, respectively.

## (6) Intangible Assets

The following table provides the gross carrying amount and related accumulated amortization of definite-lived intangible assets:

| | March 31, 2026 | | | March 31, 2025 | | |
|---|---|---|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Net Intangible Asset | Gross Carrying Amount | Accumulated Amortization | Net Intangible Asset |
| Customer lists | $ 55,858,615 | $ (51,654,553) | $ 4,204,062 | $55,858,615 | $ (48,489,153) | $ 7,369,462 |
| Non-compete agreements | 10,534,749 | (10,529,396) | 5,353 | 10,534,749 | (10,509,630) | 25,119 |
| Total | $ 66,393,364 | $ (62,183,949) | $ 4,209,415 | $66,393,364 | $ (58,998,783) | $ 7,394,581 |

The estimated amortization expense for intangible assets for future fiscal years ended March 31 is as follows: $2.7 million for 2027; $0.9 million for 2028; $0.4 million for 2029; $0.1 million for 2030; $40.5 thousand for 2031; and an aggregate of $0.1 million for the years thereafter.

## (7) Goodwill

As of March 31, 2026 and 2025, goodwill was $7.4 million. There were no goodwill additions during fiscal 2026 and 2025. The Company performed an annual impairment test during the fourth quarters of fiscal 2026 and 2025 and determined none of its recorded goodwill was impaired.

## (8) Debt

### Credit Facilities; Senior Notes Redemption

*Revolving Credit Facility*

On July 22, 2025, the Company entered into a three-year senior secured asset-based credit facility pursuant to a Revolving Credit Agreement (the "Revolving Credit Agreement"), by and among the Company, the lenders named therein (the "Lenders"), and Bank of Montreal, as Administrative Agent and Collateral Agent.

The Revolving Credit Agreement replaced the Company's Amended and Restated Revolving Credit Agreement, dated as of June 7, 2019, among the Company, the lenders named therein, and Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent (as amended, the "Prior Credit Agreement"). The Revolving Credit Agreement provides, among other things, aggregate commitments of the Lenders of $640.0 million, with an accordion feature that can increase the aggregate commitments by $150.0 million for a total commitment, if the full accordion is borrowed, of $790.0 million (the "Revolving Credit Facility").

At March 31, 2026, the Company had $443.9 million outstanding under the facility, not including $816.1 thousand in outstanding standby letters of credit which include (i) $200.0 thousand related to worker's compensation expiring on

October 16, 2026 and (ii) $616.1 thousand related to the Company's investment in captive insurance expiring on March 1, 2027. Both letters of credit automatically extend for one year on their expiration dates. To the extent that a letter of credit is drawn upon, the disbursement will be funded by the Revolving Credit Facility. There are no amounts due related to the letters of credit as of March 31, 2026. At March 31, 2026, subject to a borrowing base formula, the Company may borrow at the rate of one-month SOFR plus 0.10% and an applicable margin of 3.5%, with a minimum rate of 4.5%. The Revolving Credit Agreement has a commitment fee of 0.50% per annum on the unused portion of the commitment. Commitment fees on the unused portion of the Revolving Credit Facility and the Prior Credit Agreement totaled $0.9 million, $1.6 million, and $1.6 million for the years ended March 31, 2026, 2025, and 2024, respectively.

For the years ended March 31, 2026, 2025, and 2024 the Company's effective interest rate, including the commitment fee and amortization of debt issuance costs, was 8.3%, 9.5%, and 9.9%, respectively, as it relates to the Revolving Credit Facility and Prior Credit Agreement. At March 31, 2026, the unused amount available under the Revolving Credit Facility was $90.1 million. Borrowings under the revolving credit facility mature on July 22, 2028.

At March 31, 2026, substantially all of the Company's assets, with the exception of loans receivable pledged to the Warehouse, were pledged as collateral for borrowings under the Revolving Credit Agreement.

*Termination of Amended and Restated Revolving Credit Facility*

On July 22, 2025, in connection with entry into the Revolving Credit Agreement, the Company terminated the Prior Credit Agreement. The Prior Credit Agreement was scheduled to mature on June 7, 2026 and provided revolving loans in an aggregate commitment of up to $730.0 million.

*Warehouse Facility*

On September 29, 2025, the Company and its wholly-owned subsidiary, WFC Receivables I, LLC (the "Borrower"), entered into a Credit Agreement (the "Credit Agreement"), by and among the Company, as Servicer, the Borrower, the lenders and agents from time to time parties thereto, Atlas Securitized Products Administration, L.P., as administrative agent for the lenders, Systems & Services Technologies, Inc., a Delaware corporation, as backup servicer, and Wilmington Trust, National Association, a national banking association, as securities intermediary.

The Credit Agreement provides for a revolving $175.0 million warehouse facility (the "Warehouse Facility") and is secured by certain consumer loan receivables that were directly originated by certain of the Company's subsidiaries. At March 31, 2026, $143.3 million was outstanding under the Company's Warehouse Facility. As of March 31, 2026, the Company may borrow at the rate of one-month SOFR plus 0.11448% and an applicable margin of 3.0%, with a minimum rate of 4.0%. The Credit Agreement has a commitment fee of 0.50% per annum on the unused portion of the commitment. Commitment fees on the unused portion of the borrowing totaled $0.2 million for the twelve months ended March 31, 2026.

For the year ended March 31, 2026, the Company's effective interest rate, including the commitment fee and amortization of debt issuance costs, was 6.7%. At March 31, 2026, the unused amount available under the Warehouse Facility was $31.7 million. Borrowings under the Warehouse Facility have an expected maturity date of September 29, 2027.

*Notes Redemption*

On September 27, 2021, the Company issued $300 million in aggregate principal amount of 7.0% senior notes due November 2026 (the "Notes"). On July 22, 2025, an irrevocable notice of full redemption (the "Notice") of the Notes was delivered to the holders of the Notes. The Notice called for the redemption of all of the outstanding Notes (the "Redemption") on August 29, 2025 (the "Redemption Date") at a redemption price equal to 101.75% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to, but not including, the Redemption Date. The aggregate principal amount of the Notes redeemed was $168.3 million. The Redemption was made in accordance with the terms and conditions of the Notes and the indenture governing the Notes. As a result of the Redemption, the Company recognized an additional $3.7 million in interest expense, for which $3.0 million represents an early redemption premium and $0.7 million represents the write-off of the remaining unamortized debt issuance costs associated with the Notes.

During the year ended March 31, 2026 and prior to the Redemption, the Company repurchased and extinguished $17.0 million of its Notes, net of $0.1 million unamortized debt issuance costs related to the extinguished debt, on the open market for a reacquisition price of $17.0 million. During fiscal 2025, the Company repurchased and extinguished $89.0 million of its Notes, net of $0.6 million unamortized debt issuance costs related to the extinguished debt, on the open market for a reacquisition price of $88.0 million.

For the year ended March 31, 2026, the Company recognized a $3.7 million loss on extinguishment. For the fiscal years ended 2025 and 2024, the Company recognized a $1.0 million and $1.6 million gain on extinguishment, respectively. In accordance with ASC 470, the Company recognized the gain and loss on extinguishments as a component of interest expense in the Company's Consolidated Statements of Operations.

### Debt Covenants

*Revolving Credit Facility*

The Revolving Credit Agreement contains a number of affirmative and negative covenants that, among other things, restrict our ability to incur liens, incur indebtedness, pay dividends and repurchase or redeem capital stock, make certain restricted payments, merge or consolidate, dispose of assets, make acquisitions or other investments, redeem or prepay subordinated debt, amend subordinated debt documents, make changes in the nature of its business, and engage in transactions with affiliates. The agreement allows the Company to incur subordinated debt that matures after the termination date of the Revolving Credit Agreement and that contains specified subordinated terms, subject to limitations on amount imposed by the financial covenants under the Revolving Credit Agreement. In addition, the Revolving Credit Agreement requires the Company to (i) keep and maintain a Consolidated Net Worth of $325.0 million, (ii) have a ratio of Net Income Available for Fixed Charges to Fixed Charges of not less than 2.25 to 1.00, (iii) not permit the aggregate unpaid principal amount of Total Debt to exceed 225.0% of Consolidated Adjusted Net Worth, and (iv) maintain an Asset Quality Indicator (Consolidated) of less than or equal to 26.0%. Each of the capitalized terms used and not defined herein have the meanings set forth in the Revolving Credit Agreement.

The Company was in compliance with these covenants at March 31, 2026, after giving effect to a Consent and Limited Modification to the Net Income Available for Fixed Charges to Fixed Charges ratio entered on May 22, 2026 as further discussed in Note 19 to the Consolidated Financial Statements. The Company does not believe that these covenants will materially limit its business and expansion strategy.

The Revolving Credit Agreement also contains customary events of default (subject to certain materiality thresholds and cure periods), including among others, (a) non-payment, (b) non-compliance with covenants, (c) a breach of a representation or warranty, (d) an insolvency event involving the Company, (e) a change in control of the Company, (f) failure of the Company to maintain certain financial covenants, (g) cross-default to other debt, (h) invalidity of subordination provisions of subordinated debt, (i) the occurrence of certain regulatory events (including an order or judgment entered against the Company with respect to the financial receivables generally or any category of receivables that is material to the business) which remains unvacated, undischarged, unbonded or unstayed by appeal or otherwise for a period of 60 days from the date of its entry and is reasonably likely to cause a material adverse change, and (j) payment defaults resulting in acceleration of securitizations or warehouse facilities that remain continuing for more than 30 days.

*Warehouse Facility*

The Credit Agreement contains affirmative and negative covenants, including covenants that generally restrict the ability of the Company and its subsidiaries to, among other things, incur or guarantee indebtedness, incur liens, pay dividends and repurchase or redeem capital stock, engage in mergers and consolidations, make acquisitions or other investments, or fund benefit plans. The Company's financial covenants under the Credit Agreement include (i) a minimum tangible net worth of $305.0 million; (ii) a maximum ratio of debt to tangible net worth of 2.25 to 1.0 as of the end of each fiscal quarter; (iii) a minimum liquidity amount of $35.0 million; and (iv) a minimum of unrestricted cash and cash equivalents of $5.0 million. The Credit Agreement also contains covenants that require the Company, as Servicer, with respect to any collection period to maintain certain delinquency ratios, payment ratios and annualized net charge-off ratios. A failure to maintain such ratios may result in a Level I Trigger Event, Level II Trigger Event, or Level III Trigger Event. Each of the capitalized terms used and not defined herein have the meanings set forth in the Credit Agreement.

The Company was in compliance with these covenants at March 31, 2026, and does not believe that these covenants will materially limit its business and expansion strategy.

The Credit Agreement also contains customary events of default (subject to certain materiality thresholds and cure periods), including among others, (a) non-payment, (b) non-compliance with covenants, (c) failure of the Administrative Agent to maintain a first-priority perfected security interest in any material portion of the collateral (subject to permitted liens), (d) the occurrence of a servicer termination event, (e) a breach of a representation or warranty, (f) an insolvency event involving the Company, the Borrower, or the Originators (as defined therein), (g) a change in control of the Company or the Borrower, (h) an event of default under a material financing agreement of the Company, the Borrower, or the Originators, (i) failure of the Company, as Servicer, to maintain certain financial covenants, and (j) the Company, the Borrower, or the Originators have one or more final non-appealable judgments entered against it by a court of competent jurisdiction in excess of the specified monetary thresholds. The remedies for such events of default are also customary for this type of transaction and include acceleration of the Borrower's outstanding obligations under the Credit Agreement.

*Debt Maturities*

As of March 31, 2026, the aggregate annual maturities of the Company's debt arrangements for each of the five fiscal years subsequent to March 31, 2026 were as follows:

| | | |
|---|---|---:|
| 2027 | $ | — |
| 2028 | | 143,293,355 |
| 2029 | | 443,935,446 |
| 2030 | | — |
| 2031 | | — |
| Total future debt payments | $ | 587,228,801 |

**(9) Insurance and Other Income**

Insurance and other income for the years ending March 31, 2026, 2025, and 2024 consist of:

| | 2026 | 2025 | 2024 |
|---|---:|---:|---:|
| Insurance revenue | $ 47,698,863 | $ 49,471,282 | $ 59,237,299 |
| Tax return preparation revenue | 40,369,060 | 36,498,357 | 29,096,424 |
| Auto club membership revenue | 5,688,914 | 5,662,340 | 8,041,245 |
| Other | 6,579,688 | 7,448,540 | 7,907,619 |
| Insurance and other income | $ 100,336,525 | $ 99,080,519 | $ 104,282,587 |

**(10) Non-filing Insurance**

The Company maintains non-filing insurance coverage with an unaffiliated insurance company. The following is a summary of the non-filing insurance activity for the years ended March 31, 2026, 2025, and 2024:

| | 2026 | 2025 | 2024 |
|---|---:|---:|---:|
| Insurance premiums written | $ 8,498,577 | $ 7,526,503 | $ 7,103,355 |
| Recoveries on claims paid | $ 1,090,858 | $ 981,984 | $ 986,384 |
| Claims paid | $ 7,468,899 | $ 7,399,215 | $ 7,426,712 |

**(11) Leases**

*Accounting Policies and Matters Requiring Management's Judgment*

When evaluating leases under Topic 842, the Company uses its incremental borrowing rate on its revolving credit facility to determine the discount rate. Specifically, Management applies its revolving credit facility's effective annual interest rate at the end of the prior fiscal year to leases entered into in the following year. For example, the revolving credit facility's effective annual interest rate of 9.5% at March 31, 2025 was used as the discount rate when determining the lease type and the present value of lease payments for leases entered into in fiscal 2026.

Based on its historical practice, the Company believes it is reasonably certain to exercise a given option associated with a given office space lease. Therefore, the Company classifies all lease options for office space as "reasonably certain" unless it has specific knowledge to the contrary for a given lease. The Company does not believe it is reasonably certain to exercise any options associated with its office equipment leases.

*Periodic Disclosures*

The Company's operating leases consist of real estate leases for office space as well as office equipment. Both the branch real estate and office equipment lease terms generally range from three years to five years, and generally contain options to extend which mirror the original terms of the lease.

As of March 31, 2026 and 2025, the Company had no finance leases.

The following table reports information about the Company's lease costs for the years ended March 31, 2026, 2025, and 2024:

| | | 2026 | | 2025 | | 2024 |
|---|---|---|---|---|---|---|
| *Lease Cost* | | | | | | |
| Operating lease cost | $ | 24,947,796 | $ | 25,244,452 | $ | 25,291,087 |
| Variable lease cost | | 3,892,761 | | 3,958,271 | | 3,823,435 |
| Total lease cost | $ | 28,840,557 | $ | 29,202,723 | $ | 29,114,522 |

The following table reports other information about the Company's leases for the years ended March 31, 2026, 2025, and 2024:

| | | 2026 | | 2025 | | 2024 |
|---|---|---|---|---|---|---|
| *Other Lease Information* | | | | | | |
| Cash paid for amounts included in the measurement of lease liabilities | $ | 24,950,992 | $ | 25,158,809 | $ | 25,292,363 |
| Operating cash flows from operating leases | | 24,950,992 | | 25,158,809 | | 25,292,363 |
| ROU assets obtained in exchange for new operating lease liabilities | $ | 14,614,762 | $ | 16,102,245 | $ | 18,024,157 |
| Weighted average remaining lease term — operating leases | | 6.2 years | | 6.4 years | | 6.8 years |
| Weighted-average discount rate — operating leases | | 7.6 % | | 7.0 % | | 6.3 % |

The aggregate annual lease obligations as of March 31, 2026, are as follows:

| | | Operating Leases |
|---|---|---|
| 2027 | $ | 21,805,264 |
| 2028 | | 18,113,040 |
| 2029 | | 13,797,082 |
| 2030 | | 10,321,919 |
| 2031 | | 7,023,870 |
| Thereafter | | 21,697,700 |
| Total undiscounted lease liability | $ | 92,758,875 |
| Imputed interest | | 18,794,167 |
| Total discounted lease liability | $ | 73,964,708 |

The Company had no leases with related parties as of March 31, 2026 or 2025.

**(12) Income Taxes**

Effective March 31, 2026, the Company adopted Accounting Standard Update (ASU) 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures,* retrospective to April 1, 2023. The amendments in this ASU address investor requests for more transparency about income tax information through improvements to income tax disclosures, primarily related to an entity's effective tax rate reconciliation and income taxes paid information.

The Company is subject to U.S. income tax, as well as various other state and local jurisdictions. With the exception of a few states, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2021, although carryforward attributes that were generated prior to 2021 may still be adjusted upon examination by the taxing authorities if they either have been or will be used in a future period.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted. The OBBBA includes provisions such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework, and the restoration of favorable tax treatment for certain business provisions. There are no material tax implications as a result of the OBBBA and it does not have a material impact on our consolidated financial statements and related disclosures.

Income tax expense (benefit) for the years indicated below consists of:

| | Current | Deferred | Total |
|---|---|---|---|
| **Year ended March 31, 2026** | | | |
| Federal | $ 16,171,106 | $ (6,527,720) | $ 9,643,386 |
| State and local | 1,574,975 | (561,870) | 1,013,105 |
| | $ 17,746,081 | $ (7,089,590) | $ 10,656,491 |
| | | | |
| Year ended March 31, 2025 | | | |
| Federal | $ 21,453,743 | $ (2,861,984) | $ 18,591,759 |
| State and local | 3,138,466 | 342,001 | 3,480,467 |
| | $ 24,592,209 | $ (2,519,983) | $ 22,072,226 |
| | | | |
| Year ended March 31, 2024 | | | |
| Federal | $ 9,592,743 | $ 8,246,248 | $ 17,838,991 |
| State and local | 1,732,162 | 2,387,285 | 4,119,447 |
| | $ 11,324,905 | $ 10,633,533 | $ 21,958,438 |

The differences between income taxes expected at the U.S. federal statutory income tax rate of 21% and the reported income tax expense for the years ended March 31, 2026, 2025 and 2024 are summarized as follows:

| | 2026 | | 2025 | | 2024 | |
|---|---|---|---|---|---|---|
| US federal statutory tax rate | $ 9,500,928 | 21.0 % | $23,376,151 | 21.0 % | $20,791,004 | 21.0 % |
| State and local income taxes, net of federal tax effect | 800,353 | 1.8 % | 2,748,295 | 2.5 % | 3,254,363 | 3.3 % |
| Tax credits | | | | | | |
| Historic tax credits | (961,138) | (2.1)% | (871,938) | (0.8)% | (427,512) | (0.4)% |
| Energy-related tax credits | (612,353) | (1.4)% | (887,089) | (0.8)% | (451,800) | (0.5)% |
| Other | (44,785) | (0.1)% | (163,685) | (0.1)% | (154,779) | (0.2)% |
| Nontaxable or nondeductible items | | | | | | |
| Forfeiture of the $20.45 Performance Shares and the $16.35 Performance Shares | — | — % | (2,587,552) | (2.3)% | — | — % |
| Permanent effect of the bargain purchase of loans | — | — % | — | — % | (1,090,068) | (1.1)% |
| Excess tax benefits related to equity awards | (578,321) | (1.3)% | (182,098) | (0.2)% | (347,806) | (0.4)% |
| Other | 764,062 | 1.7 % | 676,757 | 0.6 % | 413,831 | 0.4 % |
| Changes in unrecognized tax benefits | 1,619,698 | 3.6 % | 17,537 | — % | 16,406 | — % |
| Other adjustments | 168,047 | 0.4 % | (54,152) | — % | (45,201) | — % |
| Effective tax rate | $10,656,491 | 23.6 % | $22,072,226 | 19.8 % | $21,958,438 | 22.2 % |

As of March 31, 2026 and 2025, investment in HTC was $10.1 million and $15.9 million, respectively, which is included as a component of Other assets, net and Accounts payable and accrued expenses in the Consolidated Balance Sheets. The Company recognized net amortization from these investments of $13.6 million and $17.8 million for the years ended March 31, 2026 and 2025, respectively, in income tax expense. The Company recognized tax benefits from these investments of $15.1 million and $19.6 million during the years ended March 31, 2026 and 2025, respectively, in income tax expense and in Income taxes payable in the Consolidated Statements of Cash Flows. The Company did not recognize any non-tax related activity or have any significant modifications to its investments during the current fiscal year.

For fiscal 2026, listed in descending order of financial impact, Illinois and Missouri made up the majority of the state and local tax expense. For fiscal 2025, listed in descending order of financial impact, Illinois, Tennessee, Georgia and Kentucky made up the majority of the state and local tax expense. For fiscal 2024, listed in descending order of financial impact, Georgia, Tennessee, Illinois and Oklahoma made up the majority of the state and local tax expense.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2026 and 2025 are presented below:

| | 2026 | 2025 |
|---|---|---|
| Deferred tax assets: | | |
| Allowance for credit losses | $ 28,043,502 | $ 25,693,205 |
| Unearned insurance commissions | 9,144,092 | 9,407,895 |
| Accrued expenses primarily related to employee benefits | 6,555,260 | 6,181,990 |
| Reserve for uncollectible interest | 1,021,502 | 993,241 |
| Lease liability | 18,153,116 | 19,359,479 |
| Intangible assets | 2,107,831 | 1,965,939 |
| Deferred revenue | 1,007,892 | 860,594 |
| Tax credit carryforward | 11,483,737 | 5,639,649 |
| Capital loss carryforward | 38,142 | 192,767 |
| State net operating loss carryforwards | 6,545,857 | 6,005,260 |
| Gross deferred tax assets | 84,100,931 | 76,300,019 |
| Less valuation allowance | (9,086,610) | (8,695,894) |
| Net deferred tax assets | 75,014,321 | 67,604,125 |
| | | |
| Deferred tax liabilities: | | |
| Fair value adjustment for loans receivable | $ (9,840,020) | $ (7,713,732) |
| Property and equipment | (2,909,283) | (3,510,245) |
| Deferred loan origination costs | (1,452,377) | (1,366,926) |
| Prepaid expenses | (1,557,466) | (1,529,317) |
| ROU assets | (17,546,267) | (18,750,736) |
| Other | (467,650) | (581,501) |
| Gross deferred tax liabilities | (33,773,063) | (33,452,457) |
| | | |
| Deferred income taxes, net | $ 41,241,258 | $ 34,151,668 |

Income taxes paid (net of refunds) consisted of the following jurisdictions for the years ended March 31, 2026, 2025 and 2024 are presented below:

| | 2026 | 2025 | 2024 |
|---|---|---|---|
| Federal | $ 12,960,932 | $ 13,839,346 | $ 12,453,502 |
| State and local | 1,805,494 | 1,428,672 | 1,161,822 |
| Total | $ 14,766,426 | $ 15,268,018 | $ 13,615,324 |

At March 31, 2026, the Company had stated net operating loss carryforwards of approximately $111.0 million. A deferred tax asset of approximately $6.5 million was recorded to reflect the benefit of these losses. Of this $6.5 million, $0.8 million is expected to be recognized. The state net operating loss carryforward will expire between 2031 and 2044.

The valuation allowance for deferred tax assets increased by $0.4 million for the year ended March 31, 2026, when compared to March 31, 2025. The valuation allowance at March 31, 2026 and 2025 was $9.1 million and $8.7 million, respectively. The valuation allowance against the total deferred tax assets as of March 31, 2026 consisted of $5.8 million from state net operating loss carryforwards in the amount of $92.0 million, which expire from 2031 to 2044, a foreign tax credit carryforward of $3.3 million arising in relation to the Transition Tax during fiscal 2018, which expires in 2028, and $40.0 thousand related to the $0.2 million capital loss on the sale of the former headquarters buildings, which expires in 2027. The Company does not expect to generate enough foreign source income, state taxable income in the respective jurisdictions or capital gains in future tax years to realize these tax attributes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income of the appropriate character prior to the expiration of the deferred tax assets governed by the tax code.

For the years ended March 31, 2026, 2025, and 2024, the Company had $0.5 million, $1.1 million and $1.1 million, respectively, of total gross unrecognized tax benefits including interest. Of these totals, approximately $0.4 million, $0.9 million and $0.9 million, respectively, represents the amount of net unrecognized tax benefits that are permanent in nature and, if recognized, would affect the annual effective tax rate.

A reconciliation of the beginning and ending amount of unrecognized tax benefits at March 31, 2026, 2025, and 2024 are presented below:

|  | 2026 | 2025 | 2024 |
|---|---|---|---|
| Unrecognized tax benefit balance beginning of year | $ 740,616 | $ 748,289 | $ 818,225 |
| Gross increases for tax positions of current year | 107,233 | 73,696 | 105,531 |
| Gross increases for tax positions of prior years | 1,003,507 | — | — |
| Settlements with tax authorities | (1,339,847) | — | — |
| Lapse of statute of limitations | (112,121) | (81,369) | (175,467) |
| Unrecognized tax benefit balance end of year | $ 399,388 | $ 740,616 | $ 748,289 |

The Company's continuing practice is to recognize interest and penalties related to income tax matters in income tax expense. For the years ended March 31, 2026, 2025, and 2024, the Company had $0.1 million, $0.3 million and $0.3 million, respectively, accrued for gross interest, of which $0.8 million, $0.1 million and $0.1 million, respectively, represented the current period expense for the years ended March 31, 2026, 2025, and 2024.

## (13) Earnings Per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted EPS calculations:

| | For the year ended March 31, 2026 | | |
|---|---|---|---|
| | Income (Numerator) | Shares (Denominator) | Per Share Amount |
| **Basic EPS** | | | |
| **Net income available to common shareholders** | **$ 34,586,024** | **4,941,307** | **$ 7.00** |
| **Effect of dilutive securities options and restricted stock** | **—** | **84,474** | |
| **Diluted EPS** | | | |
| **Net income available to common shareholders including dilutive securities** | **$ 34,586,024** | **5,025,781** | **$ 6.88** |

| | For the year ended March 31, 2025 | | |
|---|---|---|---|
| | Income (Numerator) | Shares (Denominator) | Per Share Amount |
| Basic EPS | | | |
| Net income available to common shareholders | $ 89,242,722 | 5,425,483 | $ 16.45 |
| Effect of dilutive securities options and restricted stock | — | 81,502 | |
| Diluted EPS | | | |
| Net income available to common shareholders including dilutive securities | $ 89,242,722 | 5,506,985 | $ 16.21 |

| | For the year ended March 31, 2024 | | |
| --- | --- | --- | --- |
| | Income (Numerator) | Shares (Denominator) | Per Share Amount |
| **Basic EPS** | | | |
| Net income available to common shareholders | $ 77,046,344 | 5,748,554 | $ 13.40 |
| | | | |
| Effect of dilutive securities options and restricted stock | — | 113,346 | |
| | | | |
| **Diluted EPS** | | | |
| Net income available to common shareholders including dilutive securities | $ 77,046,344 | 5,861,900 | $ 13.14 |

Options to purchase 146,503, 255,669, and 293,695 shares of common stock at various prices were outstanding during the years ended March 31, 2026, 2025, and 2024, respectively, but were not included in the computation of diluted EPS because the option exercise price was antidilutive.

**(14)  Benefit Plans**

*Retirement Plan*

The Company provides a defined contribution employee benefit plan (401(k) plan) covering full-time employees, whereby employees can invest up to the maximum designated for that year. The Company matches 50% of each employee's contributions up to the first 6% of the employee's eligible compensation, providing a maximum employer contribution of 3% of compensation. The Company's expense under this plan was $1.5 million, $1.6 million, and $1.5 million, for the years ended March 31, 2026, 2025, and 2024, respectively.

*Supplemental Executive Retirement Plan*

The Company has instituted two supplemental executive retirement plans, which are non-qualified executive benefit plans in which the Company agrees to pay certain executives additional benefits in the future, usually at retirement, in return for continued employment by the executives. The SERPs are unfunded plans, and, as such, there are no specific assets set aside by the Company in connection with the establishment of the plans. The executives have no rights under the agreements beyond those of a general creditor of the Company. For each of the years ended March 31, 2026, 2025, and 2024, contributions of $0.5 million were charged to expense related to the SERP. The unfunded liability, which is included as a component of accounts payable and accrued expenses in the Company's Consolidated Balance Sheets, was $5.1 million and $5.3 million as of March 31, 2026 and 2025, respectively.

For the three years presented, the unfunded liability was estimated using the following assumptions: an annual salary increase of 3.5% for all 3 years; a discount rate of 6.0% for all 3 years; and a retirement age of 65.

*Executive Deferred Compensation Plan*

The Company has an Executive Deferral Plan. Eligible executives and directors may elect to defer all or a portion of their incentive compensation to be paid under the Executive Deferral Plan. As of March 31, 2026 and 2025, no executive or director had deferred any compensation under this plan.

*Stock Incentive Plans*

The Company maintains the 2008 Plan, the 2011 Plan, the 2017 Plan and the 2025 Plan for the benefit of certain directors, officers, and key employees. Under these plans, a total of 3,750,000 shares of authorized common stock have been reserved for issuance pursuant to grants approved by the Compensation Committee. At March 31, 2026, there were a total of 698,117 shares of common stock available for grant under the 2017 Plan and no shares of common stock remaining available for grant under the 2008 or 2011 plan. No awards have been granted under the 2025 Plan as of March 31, 2026.

Stock options granted under these plans have a maximum term of 10 years. Service Options and Restricted Stock granted under these plans typically vest in three equal annual installments, beginning on the first anniversary of the grant date, subject to each respective employee's continued employment at the Company through each applicable vesting date or otherwise provided under the terms of the applicable award agreement or applicable employment agreement. The performance vesting conditions associated with Performance Shares and Performance Options are further discussed below within this Note 14 to the Consolidated Financial Statements.

Stock-based compensation is recognized as provided under FASB ASC Topic 718-10 and FASB ASC Topic 505-50. FASB ASC Topic 718-10 requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense over the requisite service period (generally the vesting period) in the consolidated financial statements based on their grant date fair values. Stock-based compensation related to restricted stock is based on the number of shares expected to vest and the fair market value of the common stock on the grant date. Stock-based compensation related to stock option awards is based on the number of shares expected to vest and the estimated fair value of the awards on the grant date using the Black-Scholes valuation model. Under the Black-Scholes valuation method, the assumptions used to determine the fair value are expected volatility, expected life, average risk-free rate, and dividend yield, if any. The expected stock price volatility is based on the historical volatility of the Company's common stock for a period approximating the expected life. The expected life represents the period of time that options are expected to be outstanding after the grant date. The risk-free rate reflects the interest rate at grant date on zero coupon U.S. governmental bonds having a remaining life similar to the expected option term.

### *2018 Long-term Incentive Program and Non-Employee Director Awards*

On October 15, 2018, the Compensation Committee and Board approved and adopted a long-term incentive program that seeks to motivate and reward certain employees and to align management's interest with shareholders' by focusing executives on the achievement of long-term results.

Pursuant to this program, in fiscal 2019, the Compensation Committee approved certain grants of Service Options, Performance Options, Restricted Stock and Performance Shares under the 2011 Plan and the 2017 Plan to certain employee directors, vice presidents of operations, vice presidents, senior vice presidents, and executive officers. Separately, the Compensation Committee approved certain grants of Service Options and Restricted Stock to certain non-employee directors of the Company.

Under the long-term incentive program, up to 100% of the shares of restricted stock subject to the Performance Shares could have vested, if at all, based on the achievement of two trailing earnings per share performance targets established by the Compensation Committee that are based on earnings per share (measured at the end of each calendar quarter, commencing with the calendar quarter ending September 30, 2019) for the previous four calendar quarters. The Performance Shares were eligible to vest over the 2018 Performance Share Measurement Period subject to each respective employee's continued employment at the Company through the last day of the 2018 Performance Share Measurement Period (or as otherwise provided under the terms of the applicable award agreement or applicable employment agreement).

The Performance Share performance targets were set forth below.

| Trailing 4-Quarter EPS Targets for September 30, 2018 through March 31, 2025 | Restricted Stock Eligible for Vesting (Percentage of Award) |
| --- | --- |
| $16.35 | 40% |
| $20.45 | 60% |

During the second quarter of fiscal 2025, it was determined that the $20.45 Performance Shares performance target was no longer probable of being achieved and that the $20.45 Performance Shares would likely be forfeited as of the last day of the performance period in accordance with their terms. As a result and in accordance with ASC 718, the Company reversed $18.5 million in previously recognized stock-based compensation related to the $20.45 Performance Shares during the second quarter of fiscal 2025.

On March 31, 2025, 28% of the unvested $16.35 Performance Shares, or 34,415 shares, were forfeited, which resulted in a $3.5 million release of previously recognized stock-based compensation expense, resulting in EPS of $16.36 per diluted share on a rolling four-quarter basis. Following the forfeiture, the performance target associated with the remaining 72% of the $16.35 Performance Shares, or 88,497 shares, was achieved, and such shares vested on April 25, 2025 after certification of performance achievement by the Compensation Committee.

The Performance Options could have fully vested if the Company attained a trailing $25.30 EPS target over four consecutive calendar quarters occurring between September 30, 2018 and March 31, 2025. During the second quarter of fiscal 2024, it was determined that achievement of this target was no longer probable. As a result and in accordance with ASC 718, the Company reversed $4.9 million in previously recognized stock-based compensation related to these Performance Options during the second quarter of fiscal 2024. The EPS target was not met and, accordingly, no Performance Options vested and all such Performance Options were forfeited by their terms as of March 31, 2025.

### 2024 and 2025 Long-term Incentive Program and Non-Employee Director Awards

On December 18, 2024, the Compensation Committee and Board approved certain grants of Service Options, Performance Options, Restricted Stock and Performance Shares under the 2017 Plan to certain employee directors, vice presidents of operations, vice presidents, senior vice presidents, and executive officers. Separately, the Compensation Committee approved certain grants of Restricted Stock to certain non-employee directors of the Company.

Up to 100% of the shares of restricted stock subject to the 2024 Performance Shares could have vested, if at all, based on the achievement of certain performance goals established by the Compensation Committee related to company operational performance metrics during the 2024 Performance Share Measurement Period, for which achievement must be certified by the Compensation Committee. The 2024 Performance Shares were eligible to vest over the 2024 Performance Share Measurement Period, subject to each respective employee's continued employment at the Company through the last day of the 2024 Performance Share Measurement Period or otherwise provided under the terms of the applicable award agreement or applicable employment agreement.

On December 31, 2025, 1,031 of the 7,500 2024 Performance Share awards were forfeited as a result of certain company operational performance metrics not being achieved during the 2024 Performance Share Measurement Period. The remaining 6,469 performance shares vested on January 21, 2026 after certification of performance achievement by the Compensation Committee.

Up to 100% of the 2024 Performance Options were eligible to vest based on the achievement of certain performance goals established by the Compensation Committee related to company operational performance metrics during the 2024 Performance Option Measurement Period, for which achievement must be certified by the Compensation Committee. Following certification of achievement, the 2024 Performance Options mainly vest in three equal annual installments, beginning on January 30, 2026, subject to each respective employee's continued employment at the Company through each applicable vesting date or otherwise provided under the terms of the applicable award agreement or applicable employment agreement.

On December 31, 2025, 6,132 of 23,500 2024 Performance Options were forfeited as a result of certain company operational performance metrics not being achieved during the 2024 Performance Share Measurement Period. The achievement of the remaining 17,368 performance options was certified by the Compensation Committee on January 21, 2026, and began vesting on January 30, 2026 as described above.

On June 10, 2025, the Compensation Committee and Board of Directors approved grants of Restricted Stock and Performance Shares under the 2017 Plan to certain vice presidents, senior vice presidents, and executive officers. Separately, the Compensation Committee approved grants of Restricted Stock to non-employee directors of the Company.

Up to 100% of the shares of restricted stock subject to the 2025 Performance Share awards will vest, if at all, based on the achievement of a trailing EPS performance target established by the Compensation Committee that is based on EPS for the previous four calendar quarters. The 2025 Performance Shares are eligible to vest over the 2025 Performance Share Measurement Period, subject to each respective employee's continued employment at the Company through the last day of the 2025 Performance Share Measurement Period (or as otherwise provided under the terms of the applicable award agreement or applicable employment agreement).

The 2025 Performance Shares performance target is set forth below.

| Trailing 4-Quarter EPS Targets for July 1, 2025 through March 31, 2027 | Restricted Stock Eligible for Vesting (Percentage of Award) |
| --- | --- |
| $18.40 | 100% |

*Stock Options*

The weighted-average fair value at the grant date for options issued during the years ended March 31, 2026, 2025, and 2024 was $86.69, $58.73, and $69.00 per share, respectively. This fair value was estimated at grant date using the weighted-average assumptions listed below.

|  | **2026** | 2025 | 2024 |
|---|---|---|---|
| Dividend yield | **— %** | — % | — % |
| Expected volatility | **55.37 %** | 59.50 % | 62.55 % |
| Average risk-free interest rate | **3.60 %** | 4.38 % | 4.69 % |
| Expected life | **4.4 years** | 4.5 years | 4.6 years |

Option activity for the year ended March 31, 2026 was as follows:

|  | Shares | | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term | Aggregate Intrinsic Value | |
|---|---|---|---|---|---|---|
| Options outstanding, beginning of year | 169,154 | $ | 111.55 | | | |
| Granted | 416 | | 179.28 | | | |
| Exercised | (26,609) | | 102.89 | | | |
| Forfeited | (7,218) | | 111.78 | | | |
| Expired | (934) | | 189.45 | | | |
| Options outstanding, end of period | 134,809[4] | $ | 112.92 | 4.68 | $ | 3,637,710 |
| Options exercisable, end of period | 112,772 | $ | 112.63 | 3.90 | $ | 3,155,485 |

[4] Of the 134,809 options outstanding, 9,450 are not yet exercisable based solely on fulfilling a service condition and another 12,587 are not yet exercisable based solely on fulfilling a performance condition.

The aggregate intrinsic value reflected in the table above represents the total pre-tax intrinsic value (the difference between the closing stock price on March 31, 2026 and the exercise price, multiplied by the number of in-the-money options that are currently exercisable) that would have been received by option holders had all option holders exercised their options as of March 31, 2026. This amount will change as the stock's market price changes. The total intrinsic value and tax benefit of options exercised during the years ended March 31, 2026, 2025, and 2024 were as follows:

|  | **2026** | 2025 | 2024 |
|---|---|---|---|
| Intrinsic value of options exercised | **$1,551,760** | $961,758 | $1,556,871 |
| Tax benefit of options exercised | **$380,181** | $235,631 | $381,433 |

The total fair value of stock options vested during the years ended March 31, 2026, 2025, and 2024 were $733,598, $2,193,533 and $2,466,706, respectively.

As of March 31, 2026, total unrecognized stock-based compensation expense related to non-vested stock options amounted to approximately $0.6 million, which is expected to be recognized over a weighted-average period of approximately 1.6 years.

*Restricted Stock and Performance Shares*

During fiscal 2026, the Company granted 183,500 shares of restricted stock (which are equity classified), to certain vice presidents, senior vice presidents, executive officers, and non-employee directors with a grant date weighted average fair value of $156.72 per share.

During fiscal 2025, the Company granted 71,186 shares of restricted stock (which are equity classified) to certain vice presidents, senior vice presidents, executive officers, and non-employee directors with a grant date weighted average fair value of $111.64 per share.

During fiscal 2024, the Company granted 3,993 shares of restricted stock (which are equity classified) to certain vice presidents and senior vice presidents with a grant date weighted average fair value of $120.12 per share.

The total fair value of restricted stock vested during the years ended March 31, 2026, 2025, and 2024 were $23,271,732, $7,293,854, and $7,796,666, respectively.

As of March 31, 2026, there was approximately $15.6 million of unrecognized compensation cost related to unvested restricted stock awards, which is expected to be recognized over the next 1.5 years based on current estimates.

A summary of the status of the Company's restricted stock as of March 31, 2026 and changes during the year ended March 31, 2026, are presented below:

| | Shares | Weighted Average Fair Value at Grant Date |
|---|---|---|
| Outstanding at March 31, 2025 | 159,683 | $ 105.52 |
| Granted during the period | 183,500 | 156.72 |
| Vested during the period | (166,652) | 107.99 |
| Forfeited during the period | (4,031) | 145.99 |
| Outstanding at March 31, 2026 | 172,500 | $ 156.65 |

### Total Stock-Based Compensation

Total stock-based compensation included as a component of personnel expenses in the Company's Consolidated Statements of Operations during the years ended March 31, 2026, 2025, and 2024 was as follows:

| | 2026 | 2025 | 2024 |
|---|---|---|---|
| Stock-based compensation related to equity classified units: | | | |
| Stock-based compensation (reversal) related to stock options | $ 1,017,145 | $ 607,275 | $ (3,754,209) |
| Stock-based compensation (reversal) related to restricted stock | 18,325,357 | (20,296,243) | 2,071,122 |
| Total stock-based compensation related to equity classified awards | $ 19,342,502 | $ (19,688,968) | $ (1,683,087) |

## (15) Acquisitions

The Company evaluates each set of assets and activities it acquires to determine if the set meets the definition of a business according to FASB ASC Topic 805-10-55. Acquisitions meeting the definition of a business are accounted for as a business combination while all other acquisitions are accounted for as an asset purchase.

The following table sets forth the acquisition activity of the Company for the years ended March 31, 2026, 2025, and 2024:

| | 2026 | 2025 | 2024 |
|---|---|---|---|
| Acquisitions: | | | |
| Number of loan portfolios acquired through asset purchases | — | 6 | 1 |
| | | | |
| Purchase price | $ — | $ 18,947,294 | $ 1,978,815 |
| Tangible assets: | | | |
| Loans receivable, net | — | 18,812,693 | 2,133,410 |
| | | | |
| Purchase price amount over (below) carrying value of net tangible assets[5] | $ — | $ 134,601 | $ (154,595) |
| | | | |
| Customer lists | $ — | $ 127,995 | $ — |
| Non-compete agreements | — | 6,606 | — |

[5] For acquisitions of loan portfolios at a discount during the year ended March 31, 2024, the Company recorded a $154.6 thousand gain before income tax of $41.9 thousand, which is included as a component of Insurance and other income, net in the Consolidated Statements of Operations.

Acquisitions that are accounted for as business combinations typically result in one or more new branches. In such cases, the Company typically retains the existing employees and the branch location from the acquisition. The purchase price is allocated to the tangible assets and intangible assets acquired based upon their estimated fair values at the acquisition date. The remainder is allocated to goodwill.

Acquisitions that are accounted for as asset purchases are typically limited to acquisitions of loan portfolios. The purchase price is allocated to the tangible assets and intangible assets acquired based upon their estimated fair values at the acquisition date. In an asset purchase, no goodwill is recorded. When the cost of an asset acquisition is less than the fair value of the net assets acquired, the benefit is allocated to nonmonetary long-lived assets acquired on a relative fair value basis. However, any assets for which the subsequent application of GAAP would result in an immediate gain (e.g., financial assets, assets held for sale) are not allocated a portion of the cost below fair value. Any remaining benefit is recorded as a discount on purchase, which is a component of Unearned interest, insurance and fees in the Company's Consolidated Balance Sheets, and is amortized over the life of loans receivable acquired. Unamortized discount on purchases as of March 31, 2026 and 2025 was $23.1 thousand and $382.0 thousand, respectively.

The Company's acquisitions include tangible assets (generally loans and furniture and equipment) and intangible assets (generally non-compete agreements, customer lists, and goodwill), both of which are recorded at their fair values, which are estimated pursuant to the processes described below.

Acquired loans are valued at the net loan balance. Given the short-term nature of these loans, generally less than twelve months, and that these loans are priced at current rates, management believes the net loan balances approximate their fair value. Under CECL, acquired loans are included in the reserve calculations for all loan types (excluding TALs). Management includes recent acquisition activity compared to historical activity when considering reasonable and supportable forecasts as it relates to assessing the adequacy of the allowance for expected credit losses. The Company did not acquire any loans that would qualify as PCDs during the years ended March 31, 2026, 2025, and 2024.

Furniture and equipment are valued at the specific purchase price as agreed to by both parties at the time of acquisition, which management believes approximates their fair values.

Non-compete agreements are valued at the stated amount paid to the other party for these agreements, which the Company believes approximates the fair values.

Customer lists are valued with a valuation model that utilizes the Company's historical data to estimate the value of any acquired customer lists.

The results of all acquisitions have been included in the Company's Consolidated Financial Statements since the respective acquisition date. The pro forma impact of these branches as though they had been acquired at the beginning of the periods presented would not have a material effect on the results of operations as reported.

## (16) Fair Value

### *Fair Value Disclosures*

The Company may carry certain financial instruments and derivative assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its financial instruments based on the fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value measurements are grouped in three levels. The levels prioritize the inputs used to measure the fair value of the assets or liabilities. These levels are:

- Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2 – Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly. These inputs include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are less active.
- Level 3 – Unobservable inputs for assets or liabilities reflecting the reporting entity's own assumptions.

As of March 31, 2026, the Company's financial instruments consist of cash and restricted cash, loans receivable, net, a revolving credit facility and a warehouse facility. Loans receivable are originated at prevailing market rates and have an average life of up to twelve months. Given the short-term nature of these loans, they are continually repriced at current market rates. The Company's revolving credit facility and warehouse facility have a variable rate based on a margin over SOFR and reprices with any changes in SOFR. The Company also considered its creditworthiness in its determination of fair value.

The carrying amounts and estimated fair values of financial assets and liabilities disclosed but not carried at fair value and their level within the fair value hierarchy are summarized below.

| | Input Level | March 31, 2026 Carrying Value | March 31, 2026 Estimated Fair Value | March 31, 2025 Carrying Value | March 31, 2025 Estimated Fair Value |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| Cash | 1 | $ 6,071,077 | $ 6,071,077 | $ 4,714,459 | $ 4,714,459 |
| Restricted cash | 1 | 23,303,453 | 23,303,453 | 5,015,837 | 5,015,837 |
| Loans receivable, net | 3 | 841,876,807 | 841,876,807 | 812,968,685 | 812,968,685 |
| | | | | | |
| **LIABILITIES** | | | | | |
| Senior unsecured notes | 2 | — | — | 184,418,211 | 182,754,759 |
| Revolving credit facility | 3 | 443,935,446 | 443,935,446 | 262,451,475 | 262,451,475 |
| Warehouse facility | 3 | 143,293,355 | 143,293,355 | — | — |

As discussed in Note 8 to the Consolidated Financial Statements, the senior unsecured notes payable were fully redeemed during the fiscal year ended March 31, 2026. The fair value of the senior unsecured notes payable at March 31, 2025 was estimated based on quoted prices in markets that are not active. There were no significant assets or liabilities measured at fair value on a non-recurring basis as of March 31, 2026 and 2025.

## (17) Quarterly Information (Unaudited)

The following sets forth selected quarterly operating data:

| | Fiscal 2026 First | Fiscal 2026 Second | Fiscal 2026 Third | Fiscal 2026 Fourth | Fiscal 2025 First | Fiscal 2025 Second | Fiscal 2025 Third | Fiscal 2025 Fourth |
|---|---|---|---|---|---|---|---|---|
| | (Dollars in thousands, except for earnings per share data) | | | | | | | |
| Total revenues | $132,775 | $134,848 | $141,637 | $175,907 | $129,801 | $131,729 | $138,955 | $163,688 |
| Provision for credit losses | 50,516 | 49,841 | 51,423 | 36,822 | 45,419 | 46,669 | 44,103 | 33,024 |
| General and administrative expenses | 70,360 | 71,968 | 78,057 | 81,493 | 61,412 | 46,355 | 67,223 | 65,940 |
| Interest expense | 9,630 | 14,343 | 12,786 | 12,684 | 9,769 | 10,457 | 11,294 | 11,190 |
| Income tax expense (benefit) | 684 | 358 | (4) | 9,618 | 3,050 | 5,882 | 2,706 | 10,434 |
| Net income (loss) | $ 1,585 | $ (1,662) | $ (625) | $ 35,290 | $ 10,151 | $ 22,366 | $ 13,629 | $ 43,100 |
| | | | | | | | | |
| Net income (loss) per common share: | | | | | | | | |
| Basic | $ 0.30 | $ (0.33) | $ (0.13) | $ 7.53 | $ 1.85 | $ 4.09 | $ 2.51 | $ 8.11 |
| Diluted | $ 0.30 | $ (0.33) | $ (0.13) | $ 7.44 | $ 1.82 | $ 4.03 | $ 2.49 | $ 7.91 |

The Company's highest loan demand generally occurs from October through December, its third fiscal quarter. Loan demand is generally lowest and loan repayment highest from January to March, its fourth fiscal quarter. Consequently, the Company experiences significant seasonal fluctuations in its operating results and cash needs. Operating results from the Company's third fiscal quarter are generally lower than in other quarters and operating results for its fourth fiscal quarter are generally higher than in other quarters.

**(18)  Commitments and Contingencies**

From time to time, the Company is involved in litigation matters relating to claims arising out of its operations in the normal course of business.

Estimating an amount or range of possible losses resulting from litigation, government actions, and other legal proceedings is inherently difficult and requires an extensive degree of judgment, particularly where the matters involve indeterminate claims for monetary damages, may involve fines, penalties, or damages that are discretionary in amount, involve a large number of claimants or significant discretion by regulatory authorities, represent a change in regulatory policy or interpretation, present novel legal theories, are in the early stages of the proceedings, are subject to appeal or could result in a change in business practices. In addition, because most legal proceedings are resolved over extended periods of time, potential losses are subject to change due to, among other things, new developments, changes in legal strategy, the outcome of intermediate procedural and substantive rulings and other parties' settlement posture and their evaluation of the strength or weakness of their case against us. For these reasons, we are currently unable to predict the ultimate timing or outcome of, or reasonably estimate the possible losses or a range of possible losses resulting from, any currently pending claims. Based on information currently available, the Company does not believe that any reasonably possible losses arising from currently pending legal matters will be material to the Company's results of operations or financial conditions. However, in light of the inherent uncertainties involved in such matters, an adverse outcome in one or more of these matters could materially and adversely affect the Company's financial condition, results of operations or cash flows in any particular reporting period.

**(19)  Subsequent Events**

*Resignation of President and Chief Executive Officer*

On April 10, 2026, R. Chad Prashad informed the Company of his resignation from his positions as President and Chief Executive Officer and as a member of the Company's Board of Directors, effective April 10, 2026, in order to pursue other opportunities. Mr. Prashad's resignation from the Board is not the result of any disagreement with the Company on any matter relating to the Company's operations, policies or practices. The Company and Mr. Prashad have agreed that Mr. Prashad's resignation will be treated as a termination by the Company without cause (other than in connection with a change in control) for all purposes under his employment agreement and related equity award agreements with the Company.

In connection with his departure from the Company, Mr. Prashad and the Company entered into a separation agreement and general release (the "Separation Agreement") with an effective separation date of April 10, 2026 (the "separation date"). Consistent with the requirements of Mr. Prashad's employment agreement for a termination by the Company without cause and the Company's customary practices, under the Separation Agreement Mr. Prashad is entitled to receive the following: (i) a lump sum payment of his accrued base salary, vacation pay, and expenses, as well as vested benefits under any Company benefit plans or programs, through the separation date; (ii) severance pay in the amount of $1,260,000, payable over 24 months; (iii) accelerated vesting of his outstanding stock options and equity incentive awards that are subject solely to time-based vesting; (iv) payments under the Company's Supplemental Income Plan; (v) a lump sum payment equal to the total premiums he would be expected to pay for eighteen (18) months of COBRA coverage and (vi) title to his Company car and a mobile phone. Stock options (both time-based and performance-based) that are vested on Mr. Prashad's separation date will be exercisable for one year following the separation date, or until their expiration date, if shorter.

The Separation Agreement included customary waiver and release provisions in favor of the Company, as well as non-competition, confidentiality, and non-disparagement covenants. In addition, certain payments and benefits due to Mr. Prashad under the Separation Agreement are subject to recovery by the Company in accordance with the Company's compensation Clawback Policy and also upon the occurrence of certain specified events.

*Appointment of Interim President and Chief Executive Officer*

Until a permanent successor to Mr. Prashad is appointed, the Board has appointed Janet L. Matricciani as Interim President and Chief Executive Officer, effective April 13, 2026.

Ms. Matricciani, age 58, has served as a business consultant since January 2018 through JLM Consulting LLC. She also served as President and Chief Operating Officer of AHP Servicing LLC, a mortgage loan product and servicing company, from April 2022 until March 2023. Prior to that time, Ms. Matricciani was employed with the Company as President and Chief Executive Officer from 2015 until 2018 and also served as a director and as Chief Operating Officer of the Company from 2014 to 2015. From 2010 to 2013, Ms. Matricciani served as the Chief Executive Officer of Antenna International, a leading creator of handheld audio, multimedia and virtual tours for museums, cultural and historic sites, and tourist attractions. From 2008 to 2010, Ms. Matricciani served as senior vice president of corporate development for

K12 Inc., a technology-based education company. From 2005 to 2007, Ms. Matricciani served as executive vice president for Countrywide Financial Corporation. From 2001 to 2005, Ms. Matricciani served in various executive-level roles for Capital One Financial Corporation. Earlier in her career, Ms. Matricciani worked as a consultant for McKinsey & Company, and Monitor Company. Ms. Matricciani holds Bachelor of Arts and Master of Arts Degrees in Engineering from Trinity College at Cambridge University and a Master of Business Administration Degree from the Wharton School of Business at the University of Pennsylvania. There are no transactions in which Ms. Matricciani has an interest requiring disclosure under Item 404(a) of Regulation S-K. Ms. Matricciani has no family relationship with any other director or other executive officer of the Company.

Ms. Matricciani entered into an employment agreement, dated April 13, 2026 (the "Employment Agreement") in connection with her service as Interim President and Chief Executive Officer. Under the terms of the Employment Agreement, Ms. Matricciani will receive a salary of $83,333 per month for twelve months, a $350,000 signing bonus and a stock grant of 7,095 shares based on the closing price of the Company's common stock on April 13, 2026 of $140.95, which shall vest in twelve equal monthly installments during the term of her Employment Agreement. She will also be entitled to the same benefits as the Company's other executive officers, other than a car allowance and participation in the Company's Supplemental Executive Retirement Plan. The Employment Agreement has a twelve-month term and is terminable by either party. In the event the Employment Agreement is terminated by the Company without cause prior to the end of the twelve-month term, Ms. Matricciani will be eligible to receive continued payment of the balance of her unpaid salary up through the end of the twelve-month term of the Employment Agreement. Under the terms of the Employment Agreement, the Company is also required to provide Ms. Matricciani with an indemnification agreement and cover her under its D&O insurance to the same extent it indemnifies its other executive officers for matters arising out of her service as Interim President and Chief Executive Officer.

*Board Size*

Upon Mr. Prashad's departure from the Board, the Board reduced the size of the Board from seven to six directors, as permitted by the Company's bylaws.

*Consent and Limited Modification to Fixed Charge Coverage Ratio Covenant*

On May 22, 2026, the Company entered into a Consent and Limited Modification to Fixed Charge Ratio (the "Modification") with Bank of Montreal ("BMO"), as Administrative Agent and Collateral Agent, and the Required Lenders party to the Revolving Credit Agreement dated as of July 22, 2025 (as amended or otherwise modified from time to time), by and among the Company, the lenders from time to time party thereto, and BMO, as Administrative Agent and Collateral Agent.

Pursuant to Section 8.7(b) of the Revolving Credit Agreement, the Company and its Restricted Subsidiaries are required to maintain a ratio of Net Income Available for Fixed Charges to Fixed Charges (the "Financial Covenant") of not less than 2.25 to 1.0 for each fiscal quarter. The Modification provides for a limited, temporary modification of the Financial Covenant as follows:

i.   2.20 to 1.0 as of the fiscal quarter ending March 31, 2026;
ii.  2.10 to 1.0 as of the fiscal quarter ending June 30, 2026; and
iii. 2.15 to 1.0 as of the fiscal quarter ending September 30, 2026.

Commencing with the fiscal quarter ending December 31, 2026, and for all fiscal quarters thereafter, the Financial Covenant shall revert to its original level of not less than 2.25 to 1.0, without regard to the limited modification set forth in the Modification.

Except as expressly modified by the Modification, the Revolving Credit Agreement remains in full force and effect in accordance with its current terms.

Management is not aware of any other significant events occurring subsequent to the balance sheet date that would have a material effect on the financial statements thereby requiring adjustment or disclosure.

*Termination of Interim President and Chief Executive Officer*

On June 3, 2026, the Company and Janet L. Matricciani agreed that Ms. Matricciani's role as Interim President and Chief Executive Officer would terminate effective June 3, 2026. Also effective June 3, 2026, the Company's Executive Vice President and Chief Operating Officer, Mr. J. Tobin Turner, has been designated to serve as the Company's Principal Executive Officer for SEC reporting purposes.

# MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a – 15(f) under the Securities Exchange Act of 1934. We have assessed the effectiveness of internal control over financial reporting as of March 31, 2026. Our assessment was based on criteria established in the *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Our internal control over financial reporting includes those policies and procedures that:

  (1)  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets;
  (2)  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and board of directors; and
  (3)  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, any assumptions regarding internal control over financial reporting in future periods based on an evaluation of effectiveness in a prior period are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on using the COSO criteria, we believe our internal control over financial reporting as of March 31, 2026 was effective.

Our independent registered public accounting firm has audited the Consolidated Financial Statements included in this Annual Report and has issued an attestation report on the effectiveness of our internal control over financial reporting, as stated in their report.

By:  /s/ J. Tobin Turner

J. Tobin Turner

Executive Vice President and Chief Operating Officer

Date:  June 4, 2026

By:  /s/ John L. Calmes, Jr.

John L. Calmes, Jr.

Executive Vice President and Chief Financial and Strategy Officer

Date:  June 4, 2026

## Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of World Acceptance Corporation and subsidiaries

### Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of World Acceptance Corporation and its subsidiaries (the Company) as of March 31, 2026 and 2025, the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2026, and the related notes to the consolidated financial statements and schedules (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2026, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated June 4, 2026, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

### Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

### Allowance for Credit Losses

As described in Notes 1 and 3 to the consolidated financial statements, the Company established an allowance for credit losses of $112.0 million as of March 31, 2026, which was estimated using the Company's current expected credit loss (CECL) model. The Company's CECL model estimates the allowance for credit losses for each Customer Tenure bucket using a historical migration analysis for the twelve most recent historical twelve-month migration periods. The Company's CECL model also includes a reserve at 100% of the outstanding balance of all loans, except for tax advance loans, greater than 90 days past due on a recency basis and not written off as of the reporting date, net of a calculated Rehab Rate. Management considers whether current credit conditions might suggest a change is needed to the allowance for credit losses by monitoring trends in first pay success for new borrowers, 61-90 day delinquencies on a recency basis, percent of loan balances that are paying, and percentage of gross loans that are acquired loans as compared to metrics in the historical migration period. If management determines that historical migration rates should be adjusted to reflect expected credit losses, a qualitative adjustment is made to reflect management's judgment regarding observable changes in recent or expected economic trends and conditions, portfolio composition, or other significant events or conditions that affect the current estimate. Management also utilizes a reasonable and supportable forecast by comparing the most recent six-month loss curves to historical loss curves to see if there are significant changes in borrower behavior that may indicate the historical migration rates should be adjusted. Management utilized significant judgment in developing qualitative factors and reasonable and supportable forecasts.

We identified the qualitative factors and reasonable and supportable forecasts of the allowance for credit losses as a critical audit matter, as auditing management's judgments of qualitative factors and reasonable and supportable forecasts required a high degree of auditor judgment and increased extent of audit effort.

Our audit procedures related to the Company's estimate of qualitative factors and reasonable and supportable forecasts of the allowance for credit losses, included the following, among others:

- We obtained an understanding of the relevant control related to the allowance for credit losses as of March 31, 2026, and tested such control for design and operating effectiveness, in particular, the control over quarterly management review control and approval of the appropriateness of the key assumptions of the CECL model, and providing approval of the allowance for credit losses, which covers the Company's development of qualitative factors and reasonable and supportable forecasts.

- We evaluated the reasonableness of management's methodology, including the relevance of data inputs utilized, in developing qualitative factors and reasonable and supportable forecasts.

- We tested the completeness and accuracy of data inputs utilized by management in developing qualitative factors and reasonable and supportable forecasts by comparing to internal source data and documents.

- We evaluated the reasonableness of management's conclusions regarding whether adjustments to historical migration rates were necessary for qualitative factors and reasonable and supportable forecasts.

/s/ RSM US LLP

We have served as the Company's auditor since 2014.

Raleigh, North Carolina
June 4, 2026

**Report of Independent Registered Public Accounting Firm**

To the Shareholders and the Board of Directors of World Acceptance Corporation and subsidiaries:

**Opinion on the Internal Control Over Financial Reporting**

We have audited World Acceptance Corporation and subsidiaries' (the Company's) internal control over financial reporting as of March 31, 2026, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2026, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets as of March 31, 2026 and 2025, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2026, and the related notes to the consolidated financial statements and our report dated June 4, 2026 expressed an unqualified opinion.

**Basis for Opinion**

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

**Definition and Limitations of Internal Control Over Financial Reporting**

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ RSM US LLP

Raleigh, North Carolina
June 4, 2026

**Item 9.     Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

The Company had no disagreements on accounting or financial disclosure matters with its independent registered public accounting firm to report under this Item 9.

**Item 9A.     Controls and Procedures**

*Evaluation of Disclosure Controls and Procedures*

Based on management's evaluation (with the participation of our principal executive officer and principal financial officer), as of the end of the period covered by this report, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), are effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

*Changes in Internal Control Over Financial Reporting*

There were no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended March 31, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

*Management Report on Internal Control Over Financial Reporting*

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Management assessed our internal control over financial reporting as of March 31, 2026, the end of our fiscal year. Management based its assessment on criteria established in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management's assessment included evaluation of elements such as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment.

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of the end of the fiscal year to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP. Management's Report on Internal Control over Financial Reporting is included in Part II, Item 8 of this Form 10-K. We reviewed the results of management's assessment with the Audit Compliance Committee of our Board of Directors.

*Attestation Report of Public Accounting Firm*

Our independent registered public accounting firm, RSM US LLP, independently assessed the effectiveness of the Company's internal control over financial reporting. RSM US LLP has issued an attestation report concurring with management's assessment, which is included at the end of Part II, Item 8 of this Form 10-K.

*Inherent Limitations on Effectiveness of Controls*

Our management, including the principal executive officer and principal financial officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of the effectiveness of controls to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

**Item 9B.      Other Information**

During the quarter ended March 31, 2026, none of our directors or officers (as defined in Rule 16a-1(f) promulgated under the Exchange Act) adopted, modified or terminated any "Rule 10b5-1 trading arrangement" or any "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

**Item 9C.      Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not Applicable.

**PART III.**

**Item 10.      Directors, Executive Officers and Corporate Governance**

The information required by Item 10 with respect to executive officers is incorporated by reference to the information presented in the section captioned "Information about our Executive Officers" in the Company's Proxy Statement for the 2026 Annual Meeting of Shareholders, which will be filed with the SEC pursuant to Regulation 14A within 120 days of the Company's fiscal year-end.

Insider Trading Policies and Procedures

We have adopted an insider trading policy governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, and employees that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us. A copy of our insider trading policy is filed as Exhibit 19 to our Annual Report on Form 10-K for the fiscal year ended March 31, 2024 (which was filed with the SEC on May 23, 2024).

**Item 11.      Executive Compensation**

Information contained under the captions "Corporate Governance," "Executive Compensation," "Director Compensation," and "Compensation Discussion and Analysis" in the Proxy Statement is incorporated herein by reference in response to this Item 11. The "Report of the Compensation Committee" in the Proxy Statement, which shall be deemed furnished, but not filed herewith, is incorporated herein by reference in response to this Item 11.

**Item 12.      Security Ownership of Certain Beneficial Owners, Management and Related Stockholder Matters**

Information contained under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the Proxy Statement is incorporated by reference herein in response to this Item 12.

For additional information on our stock option plans, see Note 14 in the Notes to Consolidated Financial Statements for the year ended March 31, 2026.

**Item 13.      Certain Relationships and Related Transactions and Director Independence**

Information contained under the captions "Certain Relationships and Related Person Transactions" and "Corporate Governance" in the Proxy Statement is incorporated by reference in response to this Item 13.

**Item 14.      Principal Accountant Fees and Services**

Information contained under the proposal captioned "Ratification of Appointment of Independent Registered Public Accounting Firm" in the Proxy Statement is incorporated by reference in response to this Item 14.

**PART IV.**

**Item 15.    Exhibits and Financial Statement Schedules**

**(a)(1)    The following Consolidated Financial Statements of the Company and Report of Independent Registered Public Accounting Firm are filed as part of this Annual Report under Item 8.**

Consolidated Financial Statements:

Consolidated Balance Sheets at March 31, 2026 and 2025

Consolidated Statements of Operations for the fiscal years ended March 31, 2026, 2025, and 2024

Consolidated Statements of Shareholders' Equity for the fiscal years ended March 31, 2026, 2025, and 2024

Consolidated Statements of Cash Flows for the fiscal years ended March 31, 2026, 2025, and 2024

Notes to Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firm (PCAOB ID: 49)

**(a)(2)    Financial Statement Schedules**

All schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions, are inapplicable, or the required information is included elsewhere in the Consolidated Financial Statements.

**(a)(3)    Exhibits**

The list of exhibits filed as a part of this Form 10-K is set forth on the Exhibit Index immediately preceding the signatures to this Form 10-K and is incorporated by reference in this Item 15(a)(3).

**(b)        Exhibits**

The exhibits listed in the accompanying Exhibit Index are filed as a part of this Annual Report on Form 10-K.

**(c)        Separate Financial Statements and Schedules**

Financial statement schedules have been omitted since the required information is included in our Consolidated Financial Statements contained in Item 8 of this Annual Report on Form 10-K.

**Item 16.    Form 10-K Summary**

None.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**WORLD ACCEPTANCE CORPORATION**

By:   /s/ J. Tobin Turner
_____

J. Tobin Turner
Executive Vice President and Chief Operating Officer
Date:  June 4, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| /s/ J. Tobin Turner | /s/ John L. Calmes, Jr. |
|---|---|
| J. Tobin Turner | John L. Calmes, Jr. |
| Executive Vice President and Chief Operating Officer | Executive Vice President and Chief Financial and Strategy Officer |
| *Signing on behalf of the registrant and as principal executive officer* | *Signing on behalf of the registrant and as principal financial officer* |
| Date:    June 4, 2026 | Date:    June 4, 2026 |

| /s/ Scott McIntyre | |
|---|---|
| Scott McIntyre | |
| Senior Vice President of Accounting | |
| *Signing on behalf of the registrant and as principal accounting officer* | |
| Date:    June 4, 2026 | |

| /s/ Ken R. Bramlett, Jr. | /s/ Scott J. Vassalluzzo |
|---|---|
| Ken R. Bramlett, Jr. | Scott J. Vassalluzzo |
| Chairman of the Board of Directors and a Director | Director |
| Date:    June 4, 2026 | Date:    June 4, 2026 |

| /s/ Charles D. Way | /s/ Darrell Whitaker |
|---|---|
| Charles D. Way | Darrell Whitaker |
| Director | Director |
| Date:    June 4, 2026 | Date:    June 4, 2026 |

| /s/ Beth Neuhoff | /s/ Benjamin Robinson |
|---|---|
| Beth Neuhoff | Benjamin Robinson |
| Director | Director |
| Date:  June 4, 2026 | Date:  June 4, 2026 |

**BOARD OF DIRECTORS**

Ken R. Bramlett Jr.
*Private Investor*

Elizabeth R. Neuhoff
*Retired - President and CEO*
*Neuhoff Communications*

Benjamin E. Robinson, III
*Private Investor*

Scott J. Vassalluzzo
*Managing Member*
*Prescott General Partners, LLC*

Charles D. Way
*Private Investor*

Darrell E. Whitaker
*President and Chief Operating Officer*
*IMI Resort Holdings, Inc.*


**CORPORATE OFFICERS**

J. Tobin Turner
*Executive Vice President, Chief Operating Officer*

John L. Calmes, Jr.
*Executive Vice President, Chief Financial and*
*Strategy Officer, and Treasurer*

Luke J. Umstetter
*Senior Vice President, General Counsel,*
*Chief Compliance Officer, and Secretary*

A. Lindsay Caulder
*Senior Vice President, Human Resources*

Jason E. Childers
*Senior Vice President, Information Technology*

Scott McIntyre
*Senior Vice President, Accounting*

Robert D. Edwards
*Senior Vice President, Operations Performance*

Jeff L. Tinney
*Senior Vice President, Market Development*

Heather F. Bachert
*Vice President, Compliance*

Denise Bice
*Vice President, Strategic Initiatives and Special Projects*

Justin T. Bradley
*Deputy General Counsel*

Riley T. Brock
*Vice President, Information Security*

Zachary W. Denton
*Vice President, Predictive Analytics*

Matthew Donahoo
*Vice President, Marketing and Corporate Analytics*

Aaron Frost
*Vice President, Operations Analytics*

Antone Christopher Goyak
*Vice President, Treasury*

Brian D. Hoff
*Vice President, IT Business Applications*

Blair Leann Best Jones
*Vice President, Internal Audit*

Keith T. Littrell
*Vice President, Tax, and Assistant Secretary*

Amanda O. Parker
*Vice President, Accounting*

Tyrone Salters
*Vice President, IT Operations*

Thomas M. Wagner, Jr.
*Vice President, Customer Success*

**Common Stock**

World Acceptance Corporation's common stock trades on the Nasdaq Global Select Market under the symbol: WRLD. As of July 8, 2026, there were 18 shareholders of record, and the Company believes there are a significant number of persons or entities who hold their stock in nominee or "street" names through various brokerage firms. On this date, there were 4,660,413 shares of common stock outstanding.

The table below reflects the stock prices published by Nasdaq by quarter for the last two fiscal years. The last reported sales price on July 8, 2026, was $194.46.

**Market Price of Common Stock**

Fiscal 2026

| Quarter | High | Low |
|---------|------|-----|
| First | $ 170.44 | $ 104.99 |
| Second | 185.48 | 147.44 |
| Third | 185.39 | 119.01 |
| Fourth | 151.37 | 110.00 |

Fiscal 2025

| Quarter | High | Low |
|---------|------|-----|
| First | $ 149.31 | $ 118.13 |
| Second | 147.00 | 101.85 |
| Third | 128.21 | 106.15 |
| Fourth | 161.63 | 107.97 |

The Company has never paid a dividend on its Common Stock. The Company presently intends to retain its earnings to finance the growth and development of its business and does not expect to pay cash dividends in the foreseeable future. The Company's debt agreements also contain certain limitations on the Company's ability to pay dividends.

**Executive Offices**

World Acceptance Corporation
Post Office Box 6429 (29606)
104 South Main Street, Suite 400 (29601)
Greenville, South Carolina
(864) 298-9800

**Transfer Agent**

Equiniti Trust Company, LLC
28 Liberty Street, Floor 53
New York, New York 10005
(800) 937-5449

**Legal Counsel**

Alston & Bird, LLP
The Atlantic Building
950 F Street, NW
Washington, DC 20004-1404

**Independent Registered
Public Accounting Firm**

RSM US LLP
4000 Center at North Hills Street, Suite 200
Raleigh, NC 27609

**Annual Report on Form 10-K**

*A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission ("SEC"), may be obtained without charge by writing to the Corporate Secretary at the executive offices of the Company, or may be viewed at the SEC's website (SEC.gov).* In addition to the copy contained herein, the Form 10-K can also be reviewed or downloaded from the Company's website: http://www.loansbyworld.com.

**For Further Information**

Secretary and General Counsel
World Acceptance Corporation
legal@worldacceptance.com
(864) 298-9800

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World Acceptance Corporation
**2026** Annual Report